A copy of this preliminary Prospectus has been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Manitoba and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary Prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the Prospectus is obtained from the securities regulatory authorities.

This Prospectus constitutes an offering of the securities it describes only in those jurisdictions where the securities may be lawfully offered for sale and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered under the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or the securities laws of any state and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available. See “Plan of Distribution”.

PRELIMINARY PROSPECTUS

New IssueApril 6, 2005

MIGENIX Inc.

$●
● Units

Price Per Unit: $●

This Prospectus is being filed to qualify the distribution (the “Offering”) by MIGENIX Inc. (“MIGENIX”, the “Company”, “we” or “us”) of up to ● units of the Company (each, a “Unit”). Each Unit will be sold at a price of $● and will consist of one common share of the Company (a “Common Share”) and one-half of one transferable Common Share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.● at any time on or prior to ● (the “Warrant Expiry Date”). The Units will separate into Common Shares and Warrants immediately upon issue.

The maximum gross proceeds to be raised under the Offering is $●. The offering price for the Units was determined by negotiation between us, Canaccord Capital Corporation, Dundee Securities Corporation, Octagon Capital Corporation, Pacific International Securities Inc. and Orion Securities Inc. (collectively, the “Agents”). The Units are being offered in British Columbia, Alberta, Manitoba and Ontario pursuant to this Prospectus and in the United States on a private placement basis exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. See “Plan of Distribution”.

	Price to the Public	Agents’ Commission(1)	Net Proceeds to the Company(2)
Per Unit:	$●	$●	$●
Total(3):	$●	$●	$●

Notes:
(1)
Under the terms of the Agency Agreement (defined below), we have agreed to pay a cash commission (the “Agents’ Fee”) to the Agents equal to 7.5% of the gross proceeds of the Offering. In addition, we have agreed to issue to the Agents non-transferable compensation warrants (the “Compensation Warrants”) entitling them to purchase, for a period of three years following the closing of the Offering, the number of Common Shares equal to 7.5% of the number of Units sold under the Offering (including those purchased pursuant to the Over-Allotment Option and the BVF Participation Right described in note 3 below), at the price per Unit paid by the public under the Offering.

(2)	After deducting the Agents’ Fee, but before deducting the other expenses of the Offering, estimated to be $●, which will be paid by us from the proceeds of the Offering.
(3)
We have granted the Agents an option (the “Over-Allotment Option”), exercisable within 30 days from the closing of the Offering, to purchase up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering, at the offering price per Unit, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option and the BVF Participation Right described under the heading “Other Material Facts” are both exercised in full, the total number of Units sold under the Offering will be ●, the Total Price to the Public will be $●, the Agents’ Fee will be $● and the Net Proceeds to the Company will be $●. This prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Units to be issued or sold upon the exercise of the Over-Allotment Option and the BVF Participation Right described under the heading “Other Material Facts”. This Prospectus also qualifies the issuance of the Compensation Warrants. See “Plan of Distribution”.

We intend to apply to list the Common Shares on the TSX. Listing will be subject to the fulfillment by us of all the listing requirements of the TSX. We do not intend to apply for listing of the Warrants or the Compensation Warrants for trading on any exchange or quotation system.

Our Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MGI” and trade in the United States over-the-counter (pink sheets), under the trading symbol “MGIFF”. On April 5, 2005, the closing price of the Common Shares as reported on the TSX was $0.73.

The Agents, as agents, conditionally offer the Units, on a commercially reasonable efforts basis, if, as and when issued by us and accepted by the Agents in accordance with the conditions contained in an agency agreement dated ● (the “Agency Agreement”) and subject to the approval of certain legal matters for the Company by Farris, Vaughan, Wills & Murphy LLP and for the Agents by Miller Thomson LLP. See “Plan of Distribution”.

Subject to applicable laws in connection with the Offering, the Agents may effect transactions that stabilize or maintain the price of the Common Shares at levels above that which would otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates evidencing the Common Shares and the Warrants will be available for delivery on the closing of the Offering, which is expected to occur on or about ●, 2005. No minimum number of Units must be sold pursuant to the Offering.

Unless otherwise specified in this prospectus, all references herein assume no exercise of the Over-Allotment Option defined above or the BVF Participation Right described under the heading “Other Material Facts.

An investment in the Units involves a high degree of risk. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

- ii -

TABLE OF CONTENTS
	Page		Page

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	1	Remuneration of Directors	44
CURRENCY AND ACCOUNTING PRINCIPLES	1	CORPORATE STRUCTURE	44
PROSPECTUS SUMMARY	2	DESCRIPTION OF SHARE CAPITAL	45
Company Overview	2	Authorized Share Capital	45
Business Strategy	2	CONSOLIDATED CAPITALIZATION	48
Corporate Information	2	DIVIDEND RECORD	48
OFFERING	3	OPTIONS TO PURCHASE SECURITIES	48
SELECTED CONSOLIDATED FINANCIAL INFORMATION	5	Employee Stock Option Plans	49
BUSINESS OF THE COMPANY	6	Other Options or Rights to Purchase Common Shares	52
Overview	6	PRIOR SALES	53
Major Events Past Three Years	7	PRINCIPAL SHAREHOLDERS	53
Anti Infective Drug Development Programs	8	PRICE RANGE AND TRADING VOLUME OF OUR SHARES	54
Degenerative and Metabolic Drug Development Programs	16	ESCROWED SHARES	55
Development and Commercialization Agreements	18	Performance Escrowed Shares	55
Technology Licenses and Research Collaborations	19	Series E Escrowed Shares	55
Product Approval Process	22	PLAN OF DISTRIBUTION	56
Intellectual Property	23	The Offering	56
Competition	23	The Warrants	57
Property, Plant and Equipment	23	Qualification of Securities and Distribution	57
USE OF PROCEEDS	24	Appointment of Agents	58
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS	24	Offering in the United States	58
DIRECTORS AND OFFICERS	33	RISK FACTORS	59
Board Committees	38	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	71
Corporate Cease Trade Orders or Bankruptcies	39	LEGAL PROCEEDINGS	71
Penalties or Sanctions	39	OTHER MATERIAL FACTS	72
Personal Bankruptcies	39	MATERIAL CONTRACTS	72
Conflicts of Interest	39	EXPERTS	72
Indebtedness of Directors and Executive Officers	40	AUDITORS, TRANSFER AGENT AND REGISTRAR	73
		PURCHASERS’ STATUTORY RIGHTS	73
		AUDITORS’ CONSENT	C1
		CERTIFICATE OF THE COMPANY	C2
		CERTIFICATE OF THE AGENTS	C3

Investors should rely only on the information contained in this Prospectus. Neither we nor the Agents have authorized anyone to provide investors with different information. If anyone provides investors with different or inconsistent information, investors should not rely on it. Neither we nor the Agents are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to regulatory submissions and approvals and our clinical trials;

•	our expectations with respect to our development and commercialization agreements; and

•	our estimates regarding our capital requirements and our need for additional financing.

The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this Prospectus, particularly in the section entitled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

CURRENCY AND ACCOUNTING PRINCIPLES

In this Prospectus, references to “$” or “dollars” refer to Canadian dollars and references to “US$” refer to United States dollars. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are in Canadian dollars.

The noon rate of exchange as of April 5, 2005 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was $1.00 equals $0.8196 United States dollars.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus. As used in this Prospectus, and except as otherwise required by the context, a reference to “MIGENIX,” the “Company,” “we” or “us” means MIGENIX Inc. and its subsidiaries.

Company Overview

We are in the business of researching, developing and commercializing drugs in the areas of infectious and degenerative diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval. Our clinical programs include drug candidates for the treatment of chronic Hepatitis C Virus infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases, such as Alzheimer’s and Friedreich’s ataxia (preparing to enter Phase I/II), and the treatment of acne (Phase II). We also have several earlier stage development programs.

Business Strategy

Within the areas of infectious and degenerative diseases, we are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. proof of efficacy in humans).

Our business model includes out-licensing (partnering) certain product candidates to pharmaceutical and other biotechnology and/or biomedical companies, typically in late Phase II or early Phase III (after safety and efficacy in humans is established). Out-licensing at this stage of development is intended to reduce product development risks, minimize advanced development expenses through sponsored late-stage clinical and manufacturing development programs and to provide us with revenues in the form of up-front license fees, milestone payments, research and development collaboration payments and royalties on product sales. We expect this to enable us to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on our strengths in research, product development and partnering. In the future, we may expand our business model to retain certain commercialization rights.

Our business model also includes acquiring and in-licensing technologies and product candidates at earlier stages of development (post-discovery to Phase I) to expand the breadth and depth of our product pipeline, collaborating with third parties to advance research and development programs and out-licensing non-core programs to third parties.

Corporate Information

Our principal place of business is located at BC Research Building, 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2 and our registered records office is Farris, Vaughan, Wills & Murphy LLP, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. We also have an office at 12780 High Bluff Drive, Suite 210, San Diego, CA USA 92130. We have appointed CT Corporation System with an office at 818 West Seventh Street, 2nd floor, Los Angeles, CA 90017 as our agent for service of process in the State of California.

We have three wholly owned (direct and indirect) subsidiaries as follows:

•	M&M Holdings Inc., a Delaware corporation;
•	MIGENIX Corp., a Delaware corporation (formerly MitoKor, Inc. and now a wholly-owned subsidiary of M&M Holdings Inc.); and
•	Micrologix Biotech (USA) Inc., a Delaware corporation (inactive).

OFFERING

Company:	MIGENIX Inc.

Offering:	Up to ● Units

Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.● at any time on or prior to ● (the “Warrant Expiry Date”).

Price:	$● per Unit

Use of Proceeds:	The estimated net proceeds to be received by us from the Offering will be $● million. We intend to use the net proceeds as follows:
Phase II MX-3253 combination therapy clinical trial and Phase I/II MX-4509 clinical trial	$● million
Working capital and general corporate purposes	● million
Total:	$● million

The amount actually expended for the purposes described above could vary significantly. See “Use of Proceeds”.

Risk Factors:
Investment in the Units involves a high degree of risk. Risk factors affecting an investment in the Units include the following: we have a history of operating losses; we are dependent on additional financing; we may experience delays in our clinical trials; our success depends on development and commercialization partners, licensees and other third parties over whom we have limited control; our success depends on our ability to retain and attract key qualified personnel; we have not completed the development of any commercial products; we have yet to market or sell any pharmaceutical products; our success will depend on third parties’ marketing and distribution capabilities; we may need to establish our own marketing and distribution capabilities; our product candidates subject us to the risk of product liability claims for which we may not be able to maintain or obtain adequate insurance coverage; we may encounter difficulties in manufacturing our products delaying or preventing the development or commercialization of our product candidates; our success depends on the management of growth; we may incur losses, higher development costs and/or lower revenues associated with currency fluctuations and may not be able to effectively hedge our exposure; our products under development require significant testing; we may not be able to obtain the regulatory approvals or clearances necessary to commercialize our products; even if any of our product candidates receives regulatory approval, we and our collaborators may still face development and regulatory difficulties that may delay or impair future sales; if government and third-party payors fail to provide coverage and adequate reimbursement rates for our product candidates, our revenues and potential for profitability will be reduced; our success depends on our ability to protect our proprietary rights and operate without infringing the proprietary rights of others; we may incur significant expenses or be prevented from developing and/or commercializing products as a result of an intellectual property infringement claim; our share price has been, and is likely to continue to be highly volatile and your investment could decline in value; there is no minimum Offering; you will experience immediate dilution in the book value per share of the Common Shares you purchase; our articles, our shareholder rights plan and certain Canadian laws could delay or deter a change of control; we may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors; as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders; you may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws. See “Risk Factors”.

Agents:	We have engaged the Agents to offer the Units in accordance with the terms of the Agency Agreement. See “Plan of Distribution”.

Over-Allotment Option:
The Company has granted the Agents an option (the “Over-Allotment Option”), exercisable within 30 days from the closing of the Offering, to purchase an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering, at the offering price per Unit, to cover over-allotments, if any, and for market stabilization purposes. See “Plan of Distribution”.

Closing:
Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates evidencing the Common Shares and Warrants will be available for delivery on the closing of the Offering, which is expected to occur on or about ●, 2005. See “Plan of Distribution”.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial data presented below for the years ended April 30, 2004, 2003 and 2002 have been derived from our audited annual consolidated financial statements and the selected consolidated financial data presented below for the periods ended January 31, 2005 and 2004 have been derived from our unaudited interim consolidated financial statements. Such financial data should be read in conjunction with the consolidated financial statements and “Management’s Discussion and Analysis”. Interim results are not necessarily indicative of the results that may be achieved for the entire year and should be read in conjunction with the audited annual consolidated financial statements. The financial information is based on Canadian GAAP and is in thousands of Canadian dollars.

Consolidated Statement of Loss Data
(In thousands of Canadian dollars, except per share amounts)	Nine months ended January 31,		Year ended April 30,
	2005	2004(2)	2004	2003	2002
Revenue	$2,333	$2,972	$2,972	$8,631	$-
Research and development expenses	6,147	8,260	10,128	15,783	16,322
Operating loss	(7,445)	(8,646)	(12,600)	(12,992)	(21,944)
Net loss	(7,264)	(8,403)	(12,219)	(12,350)	(19,911)
Basic and diluted loss per Common Share(1)	(0.13)	(0.18)	(0.26)	(0.30)	(0.52)

Note:
(1)	No dividends have been declared or paid.
(2)
Research and development expenses, Operating loss, Net loss and Basic and diluted loss per Common Share figures for the nine months ended January 31, 2004 have been adjusted from those previously reported to reflect the Company’s adoption of the amendments to the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments (see “Selected Consolidated Financial Information and Management Discussion and Analysis - Change in Accounting Policy - Stock-based Compensation”).

Consolidated Balance Sheet Data
	As of January	As of April 30,
(In thousands of Canadian dollars)	31, 2005	2004	2003	2002
Cash, cash equivalents and short-term investments	$15,452	$21,718	$25,604	$39,887
Total assets	25,807	26,059	33,570	42,756
Long-term obligations (excluding current portion)	22	68	-	-
Working capital	13,823	19,058	25,200	32,973
Shareholders’ equity	22,748	22,990	28,861	35,249

BUSINESS OF THE COMPANY

Overview

We are in the business of researching, developing and commercializing drugs in the areas of infectious and degenerative diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval. Our clinical programs include drug candidates for the treatment of chronic Hepatitis C Virus infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases, such as Alzheimer’s and Friedreich’s ataxia (preparing to enter Phase I/II), and the treatment of acne (Phase II). We also have many earlier stage development programs.

Our portfolio of products can be represented by the following pipeline chart:
Business Model

Within the areas of infectious and degenerative diseases, we are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. proof of efficacy in humans).

Our business model includes out-licensing (partnering) certain product candidates to pharmaceutical and other biotechnology and/or biomedical companies, typically in late Phase II or early Phase III (after safety and efficacy in humans is established). Out-licensing at this stage of development is intended to reduce product development risks, minimize advanced development expenses through sponsored late-stage clinical and manufacturing development programs and to provide us with revenues in the form of up-front license fees, milestone payments, research and development collaboration payments and royalties on product sales. We expect this to enable us to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on our strengths in research, product development and partnering. In the future, we may expand our business model to retain certain commercialization rights.

Our business model also includes acquiring and in-licensing technologies and product candidates at earlier stages of development (post-discovery to Phase I) to expand the breadth and depth of our product pipeline, collaborating with third parties to advance research and development programs and out-licensing non-core programs to third parties.

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for pre-clinical and clinical studies and contract research organizations for the conduct of our non-clinical and clinical studies.

An important component of our business is seeking and obtaining patent protection in the United States and other countries for our technologies and product candidates

Major Events Past Three Years

Effective October 1, 2001, Dr. Jim DeMesa joined MIGENIX as President & CEO and in 2002, with a new management team, we set out to establish the Company as a prominent biotechnology company focused initially on: (a) anti-infective (anti-bacterials, and anti-virals) product development; (b) bringing our founding technology in antimicrobial peptides to its optimal commercial potential; (c) entering into development and commercialization agreements for this technology; and (d) diversifying and expanding our technology base and product pipeline through acquisitions, collaborations and in-licensing.

Prior to 2002, we focused solely on the research and development of cationic peptide compounds. We had three product candidates based on antimicrobial peptides in clinical development: MX-226 (previously MBI-226) for the prevention of central venous catheter-related bloodstream infections in a Phase III trial; MX-594AN (previously MBI-594AN) for the treatment of acne in a Phase IIa trial; and MBI-853NL for the prevention of hospital-acquired staphylococcus aureus infections in a Phase Ib trial. In July 2001, the MBI-853NL program was terminated.

From 2002 to August 2004, we focused on anti-infective drug development with a strategy of adding technologies and product candidates with large market potential. We completed four in-licensing and asset acquisition transactions that expanded our anti-infective product pipeline, as follows:

➢
In May 2002, we acquired two pre-clinical anti-infective programs (lipopetide and polyene) from IntraBiotics Pharmaceuticals, Inc. As part of the acquisition, we entered into a collaborative research and license agreement with BioSource Pharm, Inc. Since acquiring these programs, we have identified a lead lipopeptide development candidate, MX-2401, through our research and development activities.

➢
In September 2002, we acquired a portfolio of antiviral technologies and product candidates formerly owned and/or then being developed by Origenix Technologies Inc. (“Origenix”). Since acquiring these programs, we identified a lead series of compounds through our research and development activities in the non-nucleoside Hepatitis C Virus (“HCV”) program. Additionally, in December 2003, we out-licensed one of the Hepatitis B Virus (“HBV”) compounds acquired in this transaction (MX-1313) to Spring Bank Technologies Inc. (“Spring Bank”).

➢
In conjunction with the Origenix acquisition, we entered into a collaboration and license agreement with Hybridon, Inc. (“Hybridon”) related to an antisense candidate (MX-1121) then being developed by Origenx for the treatment of Human Papillomavirus (“HPV”) under a license agreement with Hybridon.

➢
In February 2004, we entered into a license agreement with Virogen Limited (UK) pursuant to which we acquired the global rights to celgosivir (MX-3253), a Phase II clinical-stage compound. MX-3253 is a novel, oral antiviral agent under development for the treatment of chronic HCV infections. An MX-3253 Phase II monotherapy clinical trial started in October 2004 and a Phase II combination therapy study is planned to start mid-year calendar 2005. Results of the monotherapy trial are expected to be available in the third quarter of calendar 2005, with interim (12 week treatment) data expected from the combination therapy study around the end of calendar 2005.

For additional information on: (i) our anti-infective programs, see “Anti-Infective Drug Development Programs”; (ii) the agreements with BioSource, IntraBiotics, Hybridon and Virogen, see “Technology Licenses and Research Collaborations”; and (iii) the agreement with Spring Bank, see “Development and Commercialization Agreements-Spring Bank Technologies, Inc.”.

In July 2002, we entered into a Collaboration and License Agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the co-development and commercialization of MX-226. We generated $11.6 million in licensing, collaboration and development revenue during the financial years ended April 30, 2004 and April 30, 2003 from the agreement with Fujisawa. The agreement with Fujisawa ended January 2004 following the completion of an MX-226 Phase III clinical trial in July 2003. In August 2004, we entered into a Collaboration and License Agreement for the development and commercialization of MX-226 with Cadence Pharmaceuticals, Inc. (“Cadence”). We are advised by Cadence that it plans to start a confirmatory MX-226 Phase III study by mid-year calendar 2005 under a Special Protocol Assessment it is currently seeking from the FDA. For additional information on MX-226 and Cadence, see “Omiganan 1% Gel (MX-226): Prevention of Catheter-related Infections” and “Development and Commercialization Agreements - Cadence Pharmaceuticals, Inc.”.

In December 2002, we completed a private placement of 7.85 million units at a price of $0.70 per unit for gross proceeds of $5.5 million. As part of the private placement we issued 7,850,000 Common Shares and warrants to purchase (i) 987,500 Common Shares at $1.50 per Common Share; and (ii) 982,914 Common Shares at $3.00 per Common Share. In March 2004, we completed a private placement of 6.75 million units at a price of $1.00 per unit for gross proceeds of $6.75 million with each unit consisting of one Common Share and one-half of one Common Share purchase warrant. As part of the private placement we issued 6,750,000 Common Shares and warrants to purchase 3,375,000 Common Shares at $1.25 per Common Share.

On August 31, 2004, we completed the acquisition of San Diego-based MitoKor, Inc. (“MitoKor”), as part of our strategy to broaden our opportunities with products for degenerative and metabolic diseases, such as Alzheimer’s disease, Friedreich’s ataxia, Parkinson’s disease, arthritis, retinitis pigmentosa, stroke/ischemia reperfusion injury and obesity. For additional information on the programs acquired and the MitoKor acquisition, see “Degenerative and Metabolic Drug Development Programs” and “Selected Consolidated Financial Information and Management Discussion and Analysis - Significant Acquisition - MitoKor, Inc.”.
Anti Infective Drug Development Programs

According to the IMS World Health Review, in 2002, the worldwide anti-infective market (antibiotics, antifungals, antivirals and vaccines) was a US$45 billion industry - the 3rd largest drug category (11% of global pharmaceutical sales). Anti-infective sales growth is forecast to be 10% per year, with novel, first-in-class anti-infective drugs expected to accelerate sales growth in the future.

The Company’s portfolio of anti-infective drug development programs can be classified by disease area, technology/class of compounds, product formulation/method of delivery, and stage of development, as follows:

Program Name and Compound Class	Indication(s)	Stage of Development
MX-226 (cationic peptide; omiganan 1% gel)	Prevention of catheter-related infections (topical)	Phase III in the United States; Out-licensed to Cadence for the North American and European markets

Program Name and Compound Class	Indication(s)	Stage of Development
MX-594AN (cationic peptide; omiganan 2.5% solution)	Treatment of acne (topical)	Completed two Phase II studies in the United States (currently seeking to out-license)
MX-3253 (celgosivir)	Treatment of chronic Hepatitis C Virus infections (oral)	Phase II in Canada
MX-2401 (amphomycin-related lipopeptide)	Treatment of serious gram positive infections (intravenous)	Pre-clinical (lead candidate identified)
MX-1313 (dinucleotide)	Treatment of Hepatitis B Virus infections	Pre-clinical; Out-licensed to Spring Bank
Non-nucleoside	Treatment of chronic Hepatitis C Virus infections	Pre-clinical (lead series of compounds identified)
Nucleoside	Treatment of Hepatitis B Virus infections (oral)	Pre-clinical (testing potential lead candidate)
MX-1121 (antisense)	Treatment of Human Papillomavirus infections (topical)	Completed a Phase I study in the United States (not actively being developed, may out-license)
Polyene	Treatment of fungal infections	Pre-clinical (not actively being developed, may out-license)

Cationic Antimicrobial Peptides (MX-226 & MX-594AN)

Our latest stage drug candidates (MX-226 and MX-594AN) are topical products containing a cationic peptide anti-infective (omiganan pentahydrochloride). Omiganan is a small, positively charged molecule that kills various microbes, including bacteria, fungi and protozoa. Omiganan may also cause a potent, non-specific immune response that protects the host against invading micro-organisms.

Unlike conventional antibiotics, which can block bacterial growth through a biochemical process, our research suggests that omiganan works on a physical level, creating holes in the microbial cell membrane to kill the organism. This physical attack destroys microbes quickly, non-specifically and efficiently, thereby making it extremely difficult for bacteria (and other susceptible microbes) to develop resistance to omiganan.

Omiganan 1% Gel (MX-226): Prevention of Catheter-related Infections

MX-226 is a topical gel formulation containing omiganan which is being developed for the prevention of catheter-related infections. The vast majority of catheter-related bloodstream infections occur when bacteria and/or fungi that colonize the patient’s skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections. With growing frequency, the organisms that cause these infections have developed resistance to conventional antibiotics. MX-226 is designed to kill organisms around the catheter site that could cause catheter-related bloodstream infections and/or catheter site infections. MX-226 is applied on the skin around the insertion site of catheters prior to the first application of a catheter dressing as well as with subsequent dressing changes which take place every few days for the duration of catheterization.

It is anticipated that MX-226 may be utilized to prevent infections related to Central Venous Catheters (“CVCs”) and other percutaneous medical devices, including dialysis catheters, and peripheral inserted central catheters. CVCs are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient’s status. CVCs are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. According to the U.S. Centers for Disease Control and Prevention (“CDC”), there were 250,000 catheter-related bloodstream infections in the U.S. in 2001. Attributable mortality was estimated to be 12%-25% for each infection, and the marginal cost to the health care system is US$25,000 per episode. In 2003, unit sales of CVCs, PICCs and hemodialysis catheters in the U.S. were estimated to be 10.6 million units (globally 21.6 million units) and this is projected to reach 14.7 million units (globally 31.4 million units) in 2007. Based on market research, dressing changes for CVC and PICC catheters occur within 3 days of the dressing being applied for approximately 90% of these catheters and the catheters remain in place for an average duration of approximately nine days. Dialysis catheters are in for longer periods of time than CVC and PICC catheters and their dressings are typically changed when the patients attend their dialysis every three to four days. We therefore anticipate that the number of dressing applications among hospitalized patients and hemodialysis patients where MX-226 could be used (MX-226 is designed to be applied prior to each dressing application) will increase significantly in the next few years.

Several products and procedures are currently used to help reduce the incidence of catheter-related infections. Topical “over-the-counter” antiseptics such as povidone-iodine (Betadine Skin Cleanser/Ointment) and chlorhexidine (contained in Hibiclens Antimicrobial Skin Cleanser and BioPatch antimicrobial dressings) are currently the most widely used products in the United States for cleansing catheter insertion sites. If approved for marketing, MX-226 would be the first prescription drug for this indication and could be used in place of and/or in addition to these current products and procedures to reduce the incidence of catheter infections.

Development History and Current Status

In December 1998, we were cleared by the FDA to begin Phase I clinical trials in the United States of MX-226. Following the completion of the Phase I study in April 1999, the FDA granted fast track designation to MX-226 for the prevention of CVC-related bloodstream infections. The fast track process was authorized by The Food and Drug Administration Modernization Act of 1997 and is designed to facilitate the development and expedite the review of new drugs or biologicals intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

In September 2000, we initiated a Phase III trial in the United States comparing MX-226 to povidone-iodine with the objective of proving that MX-226, administered topically at central venous catheter insertion sites, prevents catheter-related bacterial and fungal bloodstream infections by reducing microbial colonization of these catheters. In July 2002, we entered into a Collaboration and License Agreement with Fujisawa Healthcare Inc. for the co-development and commercialization of MX-226 in North America (see “Major Events Past Three Years”).

Patient enrollment in the Phase III trial was completed in January 2003 with over 1,400 patients enrolled and the last patient completed the study in February 2003. Results of the study were received in July 2003. In summary, the results showed:

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The rate of catheter-related bloodstream infections in the MX-226 group was 2.2% compared with 2.6% in the povidone-iodine group. This result was not statistically significant, thereby not achieving the primary endpoint of the study.

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MX-226 demonstrated statistically significant superiority in preventing catheter colonization and local catheter site infections, the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the MX-226 group as compared with 40% in the povidone-iodine group (p=0.002). The local catheter site infection rate was 3.5% in the MX-226 group as compared with 6.9% in the povidone-iodine group (p=0.004). Local catheter site infections are associated with catheter colonization and catheter colonization is considered to be a precursor to catheter-related bloodstream infections.

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No serious adverse events related to the use of MX-226 were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

As the primary endpoint was not achieved in the Phase III study, the results required investigation into the regulatory and market options available for MX-226, including potentially terminating the program. Most MX-226 development activities were suspended in late July 2003 after the Phase III results. In September 2003, the MX-226 license agreement was amended by extending Fujisawa’s review period from September 22, 2003 to January 22, 2004.

As part of the amendment to the license agreement with Fujisawa, we assumed responsibility for the MX-226 regulatory evaluation process. In January 2004, we met with the FDA to address the regulatory requirements for a New Drug Application (“NDA”) for MX-226. The result of that meeting was that the FDA indicated that an NDA for MX-226 could be obtained without the requirement for a statistically significant reduction in catheter-related bloodstream infections as a primary endpoint, but that further meetings with the FDA would be required to establish the path for seeking marketing approval for MX-226. On January 20, 2004, Fujisawa elected to terminate the MX-226 license agreement and returned all rights pertaining to MX-226 to us.

At a subsequent meeting with the FDA regarding the MX-226 regulatory path, the FDA encouraged us to complete a confirmatory Phase III trial using the incidence of local catheter site infections as the primary endpoint. This endpoint was statistically significant in the Phase III study completed in July 2003. Although a more challenging path, the meeting also resulted in the opportunity to submit an NDA for catheter-related bloodstream infections based on data from the Phase III study.

On August 2, 2004, we entered into a Collaboration and License Agreement for the development and commercialization of MX-226 with Cadence. For additional information on the license agreement with Cadence, see “Development and Commercialization Agreements - Cadence Pharmaceuticals, Inc.”.

We have been advised by Cadence that by mid-year calendar 2005, it plans to initiate a pivotal Phase III trial with MX-226 under a Special Protocol Assessment (“SPA”) for a confirmatory pivotal Phase III trial using, as the primary endpoint, prevention of local catheter site infections to support the submission of an NDA for marketing approval in the United States. Cadence has submitted its request for the SPA to the FDA and is working towards obtaining the SPA. An SPA is a process that provides for an official FDA evaluation of Phase III clinical study protocols and provides trial sponsors with a written agreement that the proposed design and analysis of the studies would be adequate to support a license application submission (such as an NDA) if the study is performed according to the SPA and the results are successful. There can be no assurance that an SPA will guarantee approval of the product but it does make the process more predictable.

Omiganan 2.5% Solution (MX-594AN): Treatment of Acne

MX-594AN is a topical solution containing omiganan in an alcohol formulation being developed for the treatment of acne. Acne is the most common of all skin disorders affecting an estimated 45 million people in the United States. With a prevalence of approximately 85% in the population of 15-24 years of age, older adults may also be affected. As many as 12% of women and 3% of men over the age of 30 have some form of acne. The characteristic papules, nodules and pustules of acne can persist for years and have serious adverse psychosocial effects, including depression and withdrawal from society.

The most important bacterium associated with acne is Propionibacterium acnes (“P. acnes”), with secondary infection due to Staphylococcus aureus and Staphylococcus epidermidis. For more than 30 years, antibiotic drugs have been used extensively for the treatment of acne. They are believed to exert their therapeutic effect by reducing the population of P. acnes and its mediators of inflammation, as well as by producing a direct anti-inflammatory effect in the case of certain antibiotics.

Topical and oral prescription drugs for acne treatment or prevention fall into three general categories: antibiotics, retinoids and drugs that affect hormone levels. Certain significant problems exist with these current treatment options. Antibiotics are less successful than in the past as P. acnes has developed resistance to many antibiotics. Published studies indicate that the overall incidence of antibiotic-resistant P. acnes has increased from 20% in 1978 to 62% in 1996. Systemic retinoids may cause frequent and severe side effects, from birth defects to psychological disorders, which the FDA has expressed concern over. Hormonal therapies, useful only in women and adolescent girls, are merely suppressive and associated with frequent side effects.

Development History and Current Status

In January 2000, we initiated human clinical trials in the United States to evaluate the safety and efficacy of MX-594AN in the treatment of acne.

Patient enrollment in a Phase IIb clinical trial for MX-594AN (initiated in January 2003) at nine U.S. centers was completed in June 2003 with 255 patients enrolled with the last patient completing treatment in September 2003. This Phase IIb trial was a randomized, double-blind, vehicle controlled, dose-ranging safety and efficacy study in acne patients treated twice daily over 12 weeks. MX-594AN was assessed based on: the reduction of inflammatory lesions, the reduction of non-inflammatory lesions and the reduction of total lesions, as well as a Physician’s Global Severity Assessment (a subjective improvement assessment) of each patient during the study. In addition, the safety and local tolerability of MX-594AN were assessed.

The Phase IIb study was designed to evaluate acne lesion count reductions at various time points (three, six, nine and 12 weeks), comparing MX-594AN (1.25% and 2.5%) with the vehicle (a hydroalcoholic solution). MX-594AN 2.5% achieved statistically significant superiority at six weeks in reducing all three lesion parameters measured: inflammatory lesions (p=0.004), non-inflammatory lesions (p=0.037) and total lesions (p<0.001). The MX-594AN 2.5% group had reduced inflammatory lesions of approximately 40% after six weeks of treatment, an efficacy level that was maintained throughout the remainder of the study. Between six and 12 weeks, the control group receiving the vehicle alone displayed a gradual decrease in lesion counts (a placebo effect seen frequently in acne studies). Although certain analyses after six weeks of treatment resulted in statistically significant lesion count reductions, in general, the MX-594AN analyses beyond six weeks were not statistically significant. A clear dose response was seen between the MX-594AN 2.5% and 1.25% treatment groups, with the 1.25% group showing trends toward efficacy without reaching statistical significance. In the Physician’s Global Severity Assessment, MX-594AN 2.5% showed a trend toward superiority compared with the vehicle (at six weeks p=0.058). MX-594AN was extremely well tolerated, with no serious drug-related adverse events encountered in the study.

To meet the objective of advancing the MX-594AN program while managing our cash resources we are seeking a development and commercialization partner for the further development of MX-594AN. However, there is no assurance that a license agreement can be completed on terms acceptable to us. We are delaying certain MX-594AN development work until a partner is secured, because we believe decisions about the program are best made with the input of the partner. Failure to partner MX-594AN could result in the sale or termination of the program, which is not expected to have a significant impact on our operating results. See “Risk Factors - Risks Related to Our Business”.

Celgosivir (MX-3253): Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

In February 2004, we acquired MX-3253, an oral, first-in-class compound in development for the treatment of chronic HCV infections (see “Technology Licenses and Research Collaborations - Virogen Limited (UK)”). MX-3253 exerts its anti-viral effects through the inhibition of the mammalian cell enzyme, α-glucosidase I. In a surrogate in vitro model of HCV infection (bovine viral diarrhoea virus, also known as “BVDV”), celgosivir (and its active metabolite castanospermine) interrupted the replication of BVDV by preventing the correct folding of their envelope glycoproteins (i.e. E1 and E2).

HCV is the leading blood-borne infection in the United States. The CDC estimates that over 3.9 million Americans are infected with HCV and about 2.7 million have chronic HCV disease that may require treatment. The CDC estimates that deaths from HCV will surpass deaths from HIV in the US by 2010, at which time the global HCV market is forecasted to be approximately US$6 billion. There are over 22 approved drugs for the treatment of HIV and only pegylated interferon-alpha and ribavirin in combination are recommended for first line treatment of HCV. The World Health Organization and other sources estimate that at least 170 million people are infected with HCV worldwide. HCV is a leading cause of liver cancer and the primary reason for liver transplantation in many countries.

HCV replication dynamics and frequency of resistance development in patients indicate that combination therapy (use of two or more drugs) will likely be needed to effectively treat HCV disease. The only approved treatments currently available for HCV infection are interferon-a (IFN-a) alone or in combination with ribavirin. The gold standard treatment for HCV genotype 1 infections in the U.S., a combination of pegylated interferon-alpha plus ribavirin, is only 40% to 50% effective in achieving a sustained viral response. Different genotypes of HCV respond differently to IFN therapy, genotype 1b is more resistant to IFN therapy than types 2 and 3. The use of interferon-based therapy for the treatment of HCV can be further limited by frequent side effects, injectable administration and poor patient tolerance and adherence. Many patients receiving interferon can experience influenza-like symptoms, fatigue and depression. Ribavirin can be problematic for patients with pre-existing anemia, kidney problems or heart disease. There remains a need for the development of more effective antiviral therapy for HCV infection, which in all likelihood, would be used in combination therapy, including use with the current gold standard of care.

Development History and Current Status

Prior to our acquisition of MX-3253, it was tested in over 500 human subjects in Phase I and Phase II trials for the treatment of HIV (a retrovirus) and was well tolerated (with the highest reported incidence of side effects being mild to moderate diarrhoea and flatulence, which were self-limiting and/or reversible). We do not intend to develop MX-3253 for the treatment of HIV.

We are developing MX-3253 for the treatment of chronic HCV infections and it is currently the only alpha-glucosidase I inhibitor known to be in clinical development for the treatment of chronic HCV infection. The rationale for the development of MX-3253 for the treatment of HCV is based on the characteristics of HCV (a flavivirus), as well as pre-clinical testing of the compound and recent peer-reviewed publications which have shown that: (a) α-glucosidase I is important for BVDV replication (see above), (b) BVDV is hypersensitive to α-glucosidase I inhibition (as compared to humans cells), and (c) based on the BVDV model, MX-3253 is additive and/or synergistic with the currently approved gold standard HCV drugs ribavirin and interferon-alpha. Our development plan for MX-3253 includes two initial Phase II clinical studies: a monotherapy study and a combination therapy study.

Enrollment of patients in the Phase II monotherapy study started in October 2004 and has reached approximately 40 patients with results from the trial expected in the third quarter of calendar 2005. This study is an open-label, randomized, dose-response, 12-week treatment monotherapy study being conducted in Canada and it is planned to enrol up to approximately 60 treatment naïve and/or interferon-intolerant HCV patients divided into three dosage groups. The study will provide the first safety, tolerability, and dosage information on MX-3253 in HCV patients, as well as evaluate viral load reductions as an assessment of the early anti-viral activity of MX-3253 on its own. Regarding viral load reductions in the Phase II monotherapy trial there is a broad range of potential outcomes. These include results ranging from little or no reduction to large decreases in viral load. Assuming MX-3253 is well tolerated in the monotherapy study with no serious adverse reactions, all results within this range would allow us to advance MX-3253 as a combination therapy since pre-clinical studies have demonstrated synergistic activity between MX-3253, interferon and ribavirin.

A Phase II combination therapy study is planned to start around mid-year calendar 2005 to explore the efficacy of MX-3253 in combination with products currently on the market, in addition to the safety and tolerability of the drug combinations in HCV patients. We are expecting to have interim (12 week treatment) data from the combination study around the end of calendar 2005 and completed efficacy data (24 week treatment) around mid-year calendar 2006. Preparations for the trial are progressing. Prior to enrolling patients in the trial, we will need to complete various activities, including: regulatory submissions, obtaining various approvals, clinical site contracts, securing the supply of products to be used in combination with MX-3253 and manufacturing of MX-3253.

Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections

We acquired the lipopeptide program in May 2002 (see “BioSource Pharm, Inc” and “IntraBiotics Pharmaceuticals Inc.” contained in “Technology Licenses and Research Collaborations”). Lipopeptides represent a family of antimicrobial agents active against aerobic and anaerobic Gram-positive bacteria. Through our research and development activities, we selected MX-2401 as the lead development candidate in December 2003. MX-2401 is being developed as an intravenous product for the treatment of serious Gram-positive infections. In pre-clinical testing, MX-2401 has demonstrated a number of attractive characteristics which, if confirmed in future development, may differentiate it from products on the market and under development. Ultimately, indications that could be pursued for MX-2401 include complicated skin and skin structure infections, pneumonia, complicated urinary tract infections, certain bacteraemias and endocarditis. It is expected that the first indication for MX-2401 would target complicated skin and skin structure infections, which include deep wounds, surgical incisions, bites and lacerations that have become infected, major abscesses and infected skin ulcers.

Multidrug-resistant bacteria are a well-documented global healthcare concern. Increasingly, many species of bacteria, which could once be treated by antibiotics, are now resistant to one or more classes of conventional antimicrobial drugs, severely limiting treatment options. The numbers of drug-resistant bacteria are increasing and the development of new treatment options has not kept pace. With the increased use of antibiotics, resistance has become more frequent, leaving healthcare professionals with ineffective therapies for certain bacterial infections.

Many hospital-acquired infections are caused by Gram-positive bacteria, such as Staphylococcus aureus (“S. aureus”) and S. epidermidis. These bacteria can contaminate medical devices, such as intravenous lines and catheter tubes. Staphylococcal infections range from local skin infections to endocarditis (heart valve infection), osteomyelitis (bone infection), sepsis (bloodstream infection), pneumonia and surgical-site infections in hospitalized patients. There are only a limited number of products on the market and in clinical trials for serious gram-positive infections. Vancomycin is often used as the antibiotic of last resort for treating multidrug resistant S. aureus and other bacterial infections. The clinical outcomes of these resistant infections are poor, with over 100,000 hospitalizations resulting every year. The increasing prevalence of bacterial infections resistant to vancomycin, and other previously effective drugs, is increasing the demand for novel products to address this situation.

The U.S. hospital antibacterial market in 2002 was approximately US$6.4 billion and is forecast to grow to approximately US$7.2 billion by 2008. Cubist Pharmaceutical’s Cubicin (Daptomycin), approved by the FDA in September 2003, is a lipopeptide-based drug for the treatment of skin and skin structure infections. MX-2401 could offer advantages over Cubicin. A number of other drugs are also in development by other companies, including dalbavancin from Vicuron.

Development History and Current Status

MX-2401 is in pre-clinical development. In December 2003, MX-2401 was identified as the lead development candidate in the lipopeptide program. MX-2401 is intended to be an intravenous product for the treatment of serious Gram-positive infections. As a result of program prioritization, we have been delaying certain MX-2401 development work to focus resources on more advanced programs (MX-3253 and MX-4509). On March 31, 2005 we entered into an agreement with the Government of Canada’s Technology Partnership’s Canada program which will provide up to $9.3 million in funding for the development of MX-2401 through the completion of the first phase III clinical trial. The funding covers 26% of eligible costs and is repayable if the MX-2401 program is successful (determination includes the obtaining of marketing approval). Activities in the MX-2401 program are focused on certain confirmatory pre-clinical studies and manufacturing process development in preparation for the non-clinical studies required to initiate clinical development.

Nucleic Acid and Non-nucleoside Programs: Treatment of
Hepatitis B Virus (“HBV”) and Hepatitis C Virus (“HCV”) Infections

We acquired certain nucleic acid HBV and HCV technologies in September 2002 as part of the acquisition of the Origenix Technologies Inc. antiviral programs and we have internally developed a non-nucleoside HCV technology. For additional information on the Origenix acquisition, see “Major Events Past Three Years ”.

HCV

For a discussion of HCV, see “Celgosivir (MX-3253): Treatment of Chronic Hepatitis C Viral (“HCV”) Infections”.

Lead identification and optimization work in our pre-clinical non-nucleoside HCV program has resulted in our identification of a lead series of compounds. Compounds in the lead series have been shown to inhibit the target enzyme and are active in vitro in both the BVDV and HCV replicon assays (surrogate models for HCV).

HBV (including MX-1313)

Worldwide, there are approximately 350 million chronic carriers of HBV, of which approximately one million die each year from complications of the disease, including cirrhosis (scarring of the liver), liver failure and primary liver cancer (hepatocellular carcinoma), making chronic HBV infection one of the 10 most common causes of death worldwide. Chronic carriers may be largely asymptomatic and remain infectious and therefore constitute a pool of infectivity in their communities. Other patients with chronic active hepatitis develop severe symptoms, including persistent malaise and fatigue, enlarged liver and spleen, and gastrointestinal bleeding.

HBV infection can be prevented by vaccination. Vaccination is effective, although the response decreases in older adults, and has been associated with escape mutants in young children. Although the vaccine is effective in preventing HBV infection, the existence of a large population of chronic carriers who may develop a serious illness over the next several decades means that there is also a clear need for an effective antiviral therapy.

Alpha interferon (“IFN-a”) is effective in eliminating hepatitis B infection in 30-40% of patients, but is associated with significant toxicity. In addition, IFN-a is only effective in certain types of patients. A nucleoside analog, lamivudine (3TC), has been approved by the FDA for the treatment of HBV. While therapeutic results to date with lamivudine have been encouraging, HBV resistance is emerging rapidly and could pose a problem to monotherapy in the future. Thus, new drugs with novel mechanisms of action are needed as an alternative to or in combination with existing therapies.

In December 2003, we out-licensed MX-1313, a dinucleotide in the pre-clinical stage of development, for the treatment for chronic HBV infections to Spring Bank (we acquired MX-1313 in September 2002 as part of the Origenix acquisition). For additional information on the Spring Bank license, see “Development and Commercialization Agreements - Spring Bank Technologies Inc.”. We are continuing to develop other HBV pre-clinical compounds that were acquired as part of the Origenix acquisition utilizing minimal internal resources.

Antisense Technology (MX-1121): Treatment of Human Papillomavirus (“HPV”) Infections

We acquired an antisense technology and clinical program (MX-1121) in September 2002 targeted at HPV infections as part of the Origenix transaction (see “Major Events Past Three Years”) and simultaneously entered into a license and collaboration agreement with Hybridon related to this program (see “Technology Licenses and Research Collaborations - Hybridon Inc”).

A Phase I clinical safety study was initiated in September 2001 by Origenix in the United States. The Phase I clinical study was a placebo-controlled study designed to evaluate the safety in 30 human volunteers during seven days of cutaneous application. Results in November 2001 indicated that MX-1121 does not cause irritation in healthy volunteers. We suspended this program in late calendar 2003 as a result of our program prioritization process (see “Selected Consolidated Financial Information and Management Discussion and Analysis - Results of Operations Year Ended April 30, 2004 - Intangible Asset Expenditures, Write-Downs and Amortization” for write-down of this program) and may out-license MX-1121 for further development.

Polyene Program: Treatment of Fungal Infections

As part of the acquisition of the lipopeptide technology from IntraBiotics in May 2002, we obtained a Polyene macrolide program (see “IntraBiotics Pharmaceuticals Inc.” and “BioSource Pharm, Inc.” contained in “Technology Licenses and Research Collaborations”). This program consists of proprietary antifungals with potential for improved safety over that of Amphotericin B. A major distinguishable feature of these polyene compounds is their potentially enhanced solubility, which in concert with an improved therapeutic index, could allow the possibility of developing an anti-fungal product that will be more cost effective than liposomal formulations of Amphotericin B. We are not actively developing the polyene technology and may out-license it for further development.

Degenerative and Metabolic Drug Development Programs

The acquisition of MitoKor in August 2004 (see “Selected Consolidated Financial Information and Management Discussion and Analysis - Significant Acquisition - MitoKor, Inc.”) expanded our product pipeline into degenerative and metabolic diseases. MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. More than 75 diseases have been linked directly or indirectly to mitochondrial dysfunction, including: 1) a number of neurodegenerative disorders, such as Alzheimer’s disease, which affects as many as 4.5 million people in the U.S., Friedreich’s ataxia and Parkinson’s disease, 2) ophthalmic diseases, including glaucoma and retinitis pigmentosa, 3) several key metabolic disorders, including obesity, and 4) multiple other diseases, such as arthritis and cancer.

The Company’s portfolio of degenerative and metabolic disease programs can be classified by disease area, technology/class of compounds, product formulation/method of delivery, and stage of development, as follows:

DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS(1)

Program Name and Compound Class	Indication(s)	Stage of Development
MX-4509 (17α-estradiol sodium sulfate)	Treatment of neurodegenerative diseases (eg Alzheimer’s disease, Friedreich’s ataxia) (oral)	One Phase I trial completed and preparing to enter Phase I/II.
MX-4565 (small molecule)	Treatment of ophthalmic and neurodegenerative diseases	Pre-clinical
MX-4042 (small molecule)	Treatment of arthritis (oral)	Pre-clinical
MX-3108	Treatment of obesity (injectable)	Pre-clinical (not actively being developed, may out-license)

(1)	See also “Development and Commercialization Agreements” for agreements with Pfizer and Wyeth.

17 a-estradiol sodium sulfate (MX-4509): Treatment of Neurodegenerative Diseases

We are developing 17α-estradiol sodium sulfate (“17α-estradiol”), designated MX-4509, for the treatment of neurodegenerative diseases associated with mitochondrial dysfunction, such as Alzheimer’s disease, Friedreich’s ataxia (discussed below) and Parkinson’s Disease. As a stereoisomer of the steroid hormone, 17β-estradiol (one of the major female sex hormones), 17α-estradiol has demonstrated significantly less hormonal activity, and has the same or greater potency as a cytoprotective compound compared to 17β-estradiol. Because of its minimal feminizing effects at pharmaceutically relevant doses, 17α-estradiol should be suitable for chronic treatment of degenerative diseases in both men and women. Moreover, its safety profile is apparent from the record of long-term use in millions of women in which 17α-estradiol sodium sulphate has been considered a hormonally inactive component of hormone replacement therapies, such as Premarin® and Cenestin®.

The most common form of dementia, Alzheimer’s disease, is a progressive neurodegenerative disease causing memory loss, language deterioration, cognitive impairment and eventually death. Approximately 20 million people worldwide have been diagnosed with Alzheimer’s disease. It afflicts approximately 10% of people over age 65 and nearly 50% of people over 85. While there are few drugs on the market today for this disease and their effectiveness is limited, worldwide sales of the leading prescription drug to treat Alzheimer’s disease, Aricept®, were US$765 million in 2002.

Friedreich’s ataxia, a lethal disease characterized initially by co-ordination problems, such as clumsy or awkward movements and unsteadiness, is the most commonly inherited ataxia. Friedreich’s ataxia causes progressive damage to the nervous system, resulting in symptoms ranging from muscle weakness and speech problems to loss of eyesight and hearing and ultimately diabetes and heart disease. This disease affects about 1 in every 50,000 people in the U.S. and affects males and females equally. Approximately one in 90 Americans of European ancestry carries an affected gene. Symptoms typically begin between the ages of 5 and 15, and within 15 to 20 years after the first appearance of symptoms the patient is confined to a wheelchair. In later stages of the disease, individuals are completely incapacitated, and many people with Friedreich’s ataxia die in early adulthood. As with many degenerative diseases of the nervous system, there is currently no effective cure or treatment for Friedreich’s ataxia, although physical therapy may prolong use of the arms and legs.

Development History and Current Status

MX-4509 is an orally-administered drug candidate obtained as part of the acquisition of MitoKor. MX-4509 was well tolerated in a Phase I clinical trial and has demonstrated activity in multiple animal models used for assessing drugs for neuroprotection, including Alzheimer’s disease.

A Phase I/II study of MX-4509 in patients with Alzheimer’s disease (as a model of neurodegenerative disease) is planned to start by mid-year calendar 2005, looking at various biomarkers as an indication of the activity of MX-4509. Certain biomarkers have been associated with the pathogenesis of Alzheimer’s disease, Friedreich’s ataxia, Parkinson’s disease and other neurodegenerative diseases. Preparations for the Phase I/II trial are progressing. Prior to enrolling patients in the trial, we will need to complete various activities, including: regulatory submissions, obtaining various approvals and clinical site contracts. Results from the Phase I/II study are expected in the fourth quarter calendar 2005.

We expect to generate clinical and non-clinical data that will allow us to advance MX-4509 into further clinical trials for one or more of several potential indications, including: Alzheimer’s disease, Parkinson’s disease, and/or Friedreich’s ataxia. A strategy we are evaluating is the potential for an Orphan Drug designation for MX-4509 in Friedreich’s ataxia (niche market opportunity, 100% fatal, with no treatment available), providing us the chance for a less complex development path to market. We may also conduct a dose ranging Phase I study in healthy volunteers to further study the pharmacokinetics and safety of various doses of MX-4509.

MX-4565: Treatment of Ophthalmic and Neurodegenerative Diseases

We are developing MX-4565 and other compounds for the treatment of retinal degeneration associated with retinitis pigmentosa, glaucoma and other ophthalmic diseases, as well as certain neurodegenerative diseases (for a discussion of neurodegenerative diseases see “17α-estradiol sodium sulfate (MX-4509): Treatment of Neurodegenerative Diseases” above). Our mitochondrial compounds, including MX-4565, have shown an ability to block cell death pathways and retinal degeneration and are being studied in pre-clinical models of retinitis pigmentosa and glaucoma. This program is in the pre-clinical stage of development.

Retinitis pigmentosa is a genetically heterogeneous aggregate of eye diseases characterized by progressive apoptotic death of photoreceptors in the retina leading to blindness. The absence of available treatments combined with the relatively small population of affected individuals makes this disease a candidate for an Orphan Drug indication. The Foundation Fighting Blindness, which has funded several of our retinitis pigmentosa studies, reports that there are approximately 100,000 patients in the U.S.

Primary open angle glaucoma is a common cause of blindness in the U.S. and throughout the world. Conventional therapies, such as beta-blockers, alpha-2 agonists and carbonic anhydrase inhibitors, and/or surgical intervention, such as trabeculectomy, are predominantly directed at lowering elevated intraocular pressure (“IOP”). However, it is increasingly recognized that visual field defects frequently progress even when IOP is successfully lowered. Modern views of glaucoma now characterize it, at least in part, as a neurodegenerative disease, an optic neuropathy due in part to pressure-mediated pathology, and in part to other, as yet undetermined, factors. Indeed, in response to persistent vision loss despite normalization of IOP, some practitioners have suggested use of neuroprotective compounds in conjunction with medications to lower intraocular pressure. We believe there is a continuing need for safe and effective neuroprotective treatments.

MX-4042: Treatment of Arthritis

The MX-4042 program is in the pre-clinical stage of development. In rodent models of osteoarthritis and rheumatoid arthritis, MX-4042 reduces bone and cartilage breakdown. MX-4042 has the potential to be a disease modifying treatment in multiple forms of arthritis.

Osteoarthritis is a degenerative joint disease characterized by degeneration of the cartilage that lines joints and by the formation of reactive bony outgrowths at the boundaries of joints. This leads to pain and loss of joint function. Osteoarthritis is the leading cause of physical disability in the U.S. affecting more than 20 million Americans over the age of 60. Rheumatoid arthritis is a type of arthritis that particularly attacks the small joints of the hands, wrists and feet. With rheumatoid arthritis, the joints become painful, swollen, stiff and, in severe cases, deformed.

MX-3108: Treatment of Obesity

We have identified novel compounds, such as MX-3108, which appear to lower the body-weight set point in multiple species.

Obesity represents a significant health problem in the U.S., as a risk factor for the development of a number of major diseases, including diabetes, heart disease, hypertension, osteoarthritis, cancer and a variety of psychological disorders. In 1999, 61% of U.S. adults were overweight or obese. The few therapies available are limited in their effectiveness and have other drawbacks, including safety issues and side effects. MX-3108 is in the pre-clinical stage of development and is not currently being actively developed. We may out-license MX-3108 for further development.

Development and Commercialization Agreements

Cadence Pharmaceuticals, Inc. (“Cadence”)

In August 2004, we entered into a Collaboration and License Agreement with Cadence (formerly Strata Pharmaceuticals Inc.) for the development and commercialization of MX-226. Under the terms of the agreement, Cadence has the exclusive rights to market and sell MX-226 in North America and Europe. In exchange for these rights, we received a $2.0 million (US$1.5 million) fee and $0.6 million (US$0.5 million) as an equity investment in Common Shares. The terms of the agreement also include up to US$30 million in development and commercialization milestone payments and a double-digit royalty on net sales. Cadence has agreed to fund the remaining clinical, regulatory, and commercialization costs related to MX-226 and will assume responsibility for manufacturing. We have formed a Joint Development Management Committee with Cadence to oversee the development of MX-226. See “Risk Factors - Risks Related to our Business”.

Unless otherwise terminated in accordance with its terms, the agreement will remain in effect until the later of the expiration of the last of any patents issued in respect of the licensed technology and 10 years from the date of the first commercial sale on a country by country basis.

For additional information on the relationship with Cadence, see “Anti-Infective Drug Development Programs - Omiganan 1% Gel (MX-226): Prevention of Catheter-related Infections”.

Pfizer, Inc. (“Pfizer”)

An agreement with Pfizer was acquired as part of the MitoKor acquisition. In November 1998, MitoKor entered into a three-year collaborative research and development agreement and a license and commercialization agreement with Pfizer. The original term of the research and development agreement was later extended for an additional period ending May 2002. Under the agreements, MitoKor collaborated on drug discovery and Pfizer provided funding for research. Pfizer accepted multiple targets developed by MitoKor that address neurodegenerative disease. MitoKor received an up-front cash payment and an equity investment of US$2.0 million from Pfizer upon the signing of the agreements. The agreements also provide for pre-clinical and clinical milestones and royalty payments based on net sales of any human or veterinary therapeutic products launched by Pfizer using MitoKor’s targets. Pfizer’s milestone and royalty obligations continued after the expiration of the research and development agreement. If Pfizer chooses to develop any of the compounds MitoKor identified under the research and development agreement, we will assign the rights to those compounds to Pfizer; in turn, Pfizer is obligated to use reasonable efforts to develop and commercialize products.

Unless otherwise terminated in accordance with its terms, the license agreement with Pfizer is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Wyeth Pharmaceuticals (“Wyeth”)

An agreement with Wyeth was acquired as part of the MitoKor acquisition. Under the agreement dated February 8, 1999, Wyeth holds an exclusive, worldwide license under certain of MitoKor’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer’s disease and certain other dementias in post-menopausal women. Wyeth paid an up-front license fee upon execution of the agreement. In addition, the agreement provides for option exercise fees, pre-clinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth’s product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to us. Unless otherwise terminated in accordance with its terms, the agreement is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Spring Bank Technologies, Inc. (“Spring Bank”)

In December 2003, we entered into a license agreement with Spring Bank of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to MX-1313, a dinucleotide under development as a treatment for HBV chronic infections acquired by us as part of the September 2002 Origenix transaction. Under the license agreement, we received convertible/redeemable preferred shares in Spring Bank , rights for up to US$3.5 million in milestone payments during development of MX-1313 and royalties upon commercialization. Spring Bank will fund all development and patent costs for MX-1313 and has received a grant from the NIH of approximately US$2.4 million to advance development of MX-1313. Unless otherwise terminated in accordance with its terms, the agreement with Spring Bank is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Technology Licenses and Research Collaborations

We have in-licensed, acquired technology licenses and entered into research collaborations and/or other technology development and commercialization agreements as follows:

BioSource Pharm, Inc. (“BioSource”)

On May 20, 2002, pursuant to an Asset Purchase Agreement with IntraBiotics (see “IntraBiotics Pharmaceuticals, Inc.” below), we entered into a research collaboration and license agreement with BioSource for the discovery and development of amphomycin-related (lipopeptide) and polyene compounds. Consideration payable to BioSource under the terms of the agreement includes US$2 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales. The equity component of the consideration included 1,000,000 Series B preferred shares which, at our option, are to be either redeemed for cash or converted into our Common Shares at US$1 per preferred share as specified drug development milestones are achieved in the lipopeptide and polyene programs (see “Description of Share Capital - Preferred Shares”). For additional information on the lipopeptide program, see “Anti-Infective Drug Development Programs - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections” and for additional information on the polyene program see “Anti-Infective Drug Development Programs - Polyene Program - Treatment of Fungal Infections”).

Pursuant to the agreement, we also funded research and development work at BioSource to September 15, 2003.

Unless otherwise terminated in accordance with its terms, the agreement with BioSource is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

Hybridon, Inc. (“Hybridon”)

In September 2002, we acquired a portfolio of antiviral technologies and product candidates formerly owned and/or then being developed by Origenix Technologies Inc. Concurrent with this acquisition, we entered into a Collaboration and License Agreement with Hybridon to develop an antisense drug candidate for the treatment of HPV that was being developed by Origenix (see “Anti-Infective Drug Development Programs - Antisense Technology (MX-1121): Treatment of Human Papillomavirus (HPV) Infections”). Under the agreement, Hybridon has licensed to us the exclusive worldwide rights to a family of patents covering a number of antisense oligonucleotides targeted to the HPV genome. In addition, Hybridon licensed to us, on a non-exclusive basis, rights to a portfolio of antisense chemistries owned or licensed by Hybridon. In consideration for the Collaboration and License Agreement, we will pay Hybridon certain collaboration, up-front and milestone payments upon the achievement of agreed clinical objectives as well as royalties on product sales and from sub-licensing revenues. The collaboration, up-front and milestone payments, if achieved, would total US$5.75 million in cash and/or equity. The equity component included 5,500,000 Series C preferred shares. In April 2003, 250,000 of the Series C preferred shares were converted into Common Shares. The remaining 5,250,000 Series C preferred shares, at our option, are to be redeemed for cash and/or converted into our Common Shares at US$1 per preferred share as specific drug development milestones are achieved (see “Description of Share Capital - Preferred Shares”). We also assumed responsibility for the development costs for any drug candidates and agreed to diligently pursue regulatory approvals for an HPV antisense product in each of the United States, France, Germany, Italy, the United Kingdom and Japan.

Unless otherwise terminated in accordance with its terms, the agreement with Hybridon is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

IntraBiotics Pharmaceuticals, Inc. (“IntraBiotics”)

Effective May 20, 2002, we acquired certain assets related to amphomycin-related (lipopeptide) and polyene compounds from IntraBiotics. As consideration for the assets acquired, we made an up-front cash payment of US$400,000 to IntraBiotics. Further consideration under the terms of the agreement includes US$2.75 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales. The equity component included 750,000 Series A preferred shares of which we redeemed 400,000 Series A preferred shares in October 2002 by paying US$400,000. The remaining 350,000 Series A preferred shares, at our option, are to be redeemed for cash and/or converted into our Common Shares at US$1 per preferred share as specific drug development milestones are achieved in the lipopeptide and the polyene programs (see “Description of Share Capital - Preferred Shares”). For additional information on the lipopeptide program see “Anti-Infective Drug Development Programs - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections” and for additional information on the polyene program, see “Anti-Infective Drug Development Programs - Polyene Program - Treatment of Fungal Infections”.

Unless otherwise terminated in accordance with its terms, the agreement with IntraBiotics is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

University of British Columbia (“UBC”)

Effective April 28, 1993, we entered into a license agreement with UBC under which we acquired the exclusive worldwide rights to a recombinant process for the production of cationic antimicrobial peptides and several synthetic antimicrobial peptides developed at UBC. This agreement was replaced by a second license agreement entered into on October 19, 1995 (the “UBC License”).

Pursuant to the UBC License, we agreed to fund research at UBC for a period of five years (completed) and to pay to UBC royalties from sales of products licensed pursuant to the agreement and from sub-licensing revenues. In addition to the patent applications in existence at the time of the signing of the UBC License, we acquired the rights to any future technology developed by UBC pursuant to research funded by us, provided we pay all costs associated with patenting of the technologies.

Unless otherwise terminated in accordance with its terms, the UBC License is to remain in effect until the later of the expiration of the last to expire of any patents issued in respect of the licensed technology and 25 years from October 19, 1995.

University of Florida Research Foundation Inc. (“University of Florida”)

The agreement with the University of Florida was acquired as part of the MitoKor acquisition. Under a license dated December 15, 1993, as revised and restated on February 4, 1999, we have a worldwide license from the University of Florida Research Foundation, Inc. to certain technology developed at the University of Florida related to a method of protection against cell loss using polycyclic phenols, including estrogens. We are obligated to pay an annual license maintenance fee and royalties based on product sales and sub-licensing income, as well as patent costs. The license agreement remains effective until the last to expire of the licensed patent rights, unless terminated early by us for any reason or by the University of Florida upon our default or other non compliance.

University of Victoria Innovation and Development Corporation (“UVIC”)

Effective March 14, 1997, we entered into a license agreement with UVIC (the “UVIC License”). Pursuant to this agreement, we acquired the worldwide rights to a patent application covering a method for increasing the efficiency of expression of cationic antimicrobial peptides in bacteria. In consideration of the license, we paid an initial fee, as well as patent costs. We are not required to pay milestones or royalties to UVIC. Unless otherwise terminated in accordance with its terms, the UVIC License remains in effect until the later of the expiry of the 20-year term and the expiration of the last patent issued in respect of the licensed technology.

Virogen Limited (UK) (“Virogen”)

In February 2004, we acquired the global rights to celgosivir (“MX-3253”) from Virogen. The financial consideration for the rights included: (i) an up-front equity component of US$0.1 million upon conversion of 100,000 Series D preferred shares; (ii) 4,000,000 Series D preferred shares representing up to US$4 million in milestone payments in cash and/or equity payable upon the achievement of agreed upon development milestones (see “Description of Share Capital - Preferred Shares”); and (iii) royalties on product sales and sub-licensing revenues. For additional information on the MX-3253 program see “Anti-Infective Drug Development Programs - Celgosivir (MX-3253): Treatment of Chronic HCV Infections”.

Unless otherwise terminated in accordance with its terms, the agreement with Virogen is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Washington University, St. Louis

An agreement with the Washington University was acquired as part of the MitoKor acquisition. MitoKor funded research at the Washington University School of Medicine until 2003. An exclusive license agreement was entered into in 2000 to grant MitoKor rights that Washington University held, jointly with University of Florida, to certain patents and applications related to estrogen compounds. Under that license agreement, we are obligated to pay fees and royalties upon commercialization of a product, as well as patent costs and a portion of any sub-licensing income we receive. The license agreement remains effective until expiration of the last to expire of the licensed patent rights, unless terminated early by MitoKor for any reason or by Washington University only upon our default or other non compliance.

In March 2005, we entered into an exclusive license with Washington University to certain other patents and applications related to novel estrogen-like compounds that arose from this research. The license agreement obligates us to pay a license origination fee, a semi-annual license maintenance fee, patent costs, milestone payments, royalties upon commercialization, and a portion of any sub-licensing income we receive. We also agreed to diligently pursue development of at least one product under the license agreement. The license agreement remains effective until the expiration of the last of the patents to expire, unless terminated earlier by us for any reason or by Washington University upon our material breach and failure to cure.

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act (Canada) administered by Health Canada. In the United States, drugs are subject to regulation by the FDA. The drug approval process is highly regulated with government agencies having responsibility for overseeing the country’s requirements for approving new drugs. Regulatory authorities require facilities responsible for manufacturing, processing, packaging or holding of drugs, sites performing pre-clinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(i)
Pre-clinical (non-clinical) Studies. Pre-clinical studies are conducted in animals to evaluate the drug’s toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug’s metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(ii)
Phase I Clinical Trials. Phase I clinical trials consist of testing a drug in a small number of humans (usually healthy volunteers) to determine its safety (toxicity), dose tolerance and pharmacokinetic properties, including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design well-controlled, scientifically valid Phase II studies.

(iii)
Phase II Clinical Trials. Phase II clinical trials usually involve a larger patient population than is required for Phase I clinical trials and are conducted to evaluate the effectiveness of a drug in patients having the disease or medical condition for which the drug is being developed. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients. Potential dosing regimens may also be evaluated during Phase II clinical trials.

(iv)
Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide information as to what may be included in the drug labelling.

Successful pre-clinical results (achieving potentially valuable pharmacological activity combined with an acceptably low level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (“IND”) application must be approved by FDA before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be approved by Health Canada prior to commencement of each clinical trial. The IND or CTA must contain all relevant pre-clinical and clinical results.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authority. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in clinical trials. Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence marketing of the drug. On approval of these submissions, the FDA or Health Canada grants a licence to market the product in the United States or Canada, respectively.

The FDA and Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or effectiveness problem involving an approved drug may result in FDA or Health Canada action requiring withdrawal of the product from the market and possible recall action.

Intellectual Property

We regard patent and other proprietary technology rights as one of the key components upon which to build a successful drug development company and therefore we file patent applications to protect our proprietary technologies and discoveries. As of March 21, 2005 we held rights to 105 patents or patent applications in the United States relating to our technology platforms and drug development programs, 39 of which relate to our principal programs; namely, MX-226, MX-594AN, MX-3253, MX-4509 and MX-2401. We also hold the rights to foreign counterparts for most of these patents and patent applications.

As with the patent positions of other pharmaceutical and biotechnology firms, we do not know whether our patent applications will result in the issuance of patents or, for patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated by others.

We also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position. It is our policy to require employees, consultants, members of our Clinical and Scientific Advisory Boards and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration. These agreements provide that all confidential information developed or made known during the course of these relationships are to be kept confidential. In the case of our employees, agreements are in place providing that all inventions resulting from work performed utilizing our property or relating to our business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

Competition

Competition in the pharmaceutical industry is based on drug safety, efficacy, ease of use, patient compliance, price, marketing and distribution. Our commercial success will depend on our ability, and the ability of our partner(s), if any, to compete effectively in all these areas. There can be no assurance that our competitors will not develop products which are more effective than any that we are developing, or which would render our technologies and products obsolete and non-competitive. For a discussion of competition for individual product candidates, see “Anti-Infective Drug Development Programs” and “Degenerative and Metabolic Drug Development Programs”. See also “Risk Factors-Risks Related to Our Business”

Property, Plant and Equipment

We lease approximately 20,000 square feet of research and office space in Vancouver, British Columbia, Canada. The original Vancouver lease term commenced in May 1995 under a five-year lease agreement and the current term expires May 2005. In addition, we lease approximately 1,700 square feet of office space in San Diego, California. The San Diego lease term commenced in June 2004 under a one-year lease agreement and the current term expires June 2005. We consider these leased premises adequate for our current needs and we expect that we will be able to negotiate new lease terms before the expiry of the leases.

Through contractual arrangements, we utilize the facilities and personnel of third parties in Canada, the United States and Europe for research studies, clinical trials and the manufacturing for our drug candidates. Manufacturing of our drug candidates for clinical trials and for sale (if and when approved) is subject to significant governmental requirements (see “Product Approval Process”). The inability of our manufacturers to meet these requirements or to fulfil our needs could result in unanticipated delays and costs thereby materially affecting our operations.

USE OF PROCEEDS

The net proceeds from the sale of the Units offered hereby are estimated to be $● million, after deducting the Agents’ Fee of approximately $● million and the estimated expenses of the Offering of approximately $0.● million. We intend to use the estimated net proceeds as follows:

Phase II MX-3253 combination therapy clinical trial and Phase I/II MX-4509 clinical trial	$● million
Working capital and general corporate purposes	● million
Total:	$● million

The Company intends to spend the funds available to it as stated in this Prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary. There is no minimum offering. See “Risk Factors - Risks Related to This Offering”.

We will need to raise additional equity capital to complete the development of our programs. Pending the use of proceeds outlined, we intend to invest the net proceeds of the Offering in investment grade, short term, interest-bearing obligations of senior corporate and government issuers.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include recognition of revenue, amortization of intangible assets and the review of the carrying value of intangible assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

Revenue recognition

Revenue has primarily been derived from licensing fees (which are comprised of initial fees) and research and development collaboration payments from licensing arrangements. Initial fees received which require our ongoing involvement are deferred and amortized into income over the term of the underlying product development period. A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate us for non-clinical and clinical expenses related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Under United States Generally Accepted Accounting Principles (“US GAAP”), costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development. Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset. Any change in the future use or impairment of unproven technology may have a material impact on our Canadian GAAP financial statements.

Intangible assets

Intangible assets are comprised of patents, trademarks, technology licenses and acquired technology and include technology licenses and acquired technology acquired in exchange for equity instruments issued by us. Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years. We determine the estimated useful lives for intangible assets based on a number of factors, such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on a quarterly basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

We grant stock options to executive officers and directors, employees, consultants and advisory board members pursuant to our stock option plans. We record all stock-based awards to our executive officers, directors and employees granted, modified or settled since May 1, 2003 (see “Change in Accounting Policy”), and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. We disclose the pro-forma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003.

Change in Accounting Policy

Stock-based Compensation

We elected to prospectively adopt the amendments to the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments (see “Critical Accounting Policies - Stock-based Compensation”). As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective May 1, 2003, we recorded stock-based compensation expense of $0.2 million (2003 - $nil; 2002 - $nil) during the year ended April 30, 2004. As this change was implemented in the fourth quarter of our financial year ended April 30, 2004, the previously reported figures for the three and nine months ended January 31, 2004 have been restated resulting in an increase of $10,000 in research and development expenses and an increase of $9,000 in general and corporate expenses for the three months ended January 31, 2004 ($69,000 and $122,000 respectively, for the nine months ended January 31, 2004).

Expected Changes in Accounting Policies

The CICA approved an amendment to Handbook Section 3860, Financial Instruments - Presentation and Disclosure, which becomes effective for fiscal years beginning on or after November 1, 2004. The amendments require obligations that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Prior to the amendment, under the previous standard, these instruments were presented as equity. We have not completed a full assessment of the impact of the new guideline on our financial statements.

Selected Consolidated Financial Information

The following is a summary of consolidated financial information of the Company derived from our unaudited consolidated interim financial statements for the nine months ended January 31, 2005 and our audited consolidated annual financial statements for the year ended April 30, 2004. The information is not necessarily indicative results of our future operations and should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus. The financial information is reported in Canadian GAAP and Canadian dollars.

Consolidated Statement of Loss Data
	Nine months ended January 31,		Year ended April 30,
(In thousands of Canadian dollars, except per share amounts)	2005	2004(2)	2004	2003	2002
Revenue	$2,333	$2,972	$2,972	$8,631	$-
Research and development expenses	6,147	8,260	10,128	15,783	16,322
Operating loss	(7,445)	(8,646)	(12,600)	(12,992)	(21,944)
Net loss	(7,264)	(8,403)	(12,219)	(12,350)	(19,911)
Basic and diluted loss per Common Share(1)	(0.13)	(0.18)	(0.26)	(0.30)	(0.52)

Note:
(1)	No dividends have been declared or paid.
(2)
Research and development expenses, Operating loss, Net loss and Basic and diluted loss per Common Share figures for the nine months ended January 31, 2004 have been adjusted from those previously reported to reflect the Company’s adoption of the amendments to the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments (see “Change in Accounting Policy - Stock-based Compensation” above).

Consolidated Balance Sheet Data
	As of January	As of April 30,
(In thousands of Canadian dollars)	31, 2005	2004	2003	2002
Cash, cash equivalents and short-term investments	$15,452	$21,718	$25,604	$39,887
Total assets	25,807	26,059	33,570	42,756
Long-term obligations (excluding current portion)	22	68	-	-
Working capital	13,823	19,058	25,200	32,973
Shareholders’ equity	22,748	22,990	28,861	35,249

Selected Quarterly Financial Data

The following table provides summary financial data for our last eight quarters derived from our unaudited consolidated interim financial statements:
	Three months ended,
(Expressed in thousands, except per share amounts)	January 31, 2005 (“Q3/05”)	October 31, 2004 (“Q2/05”)	July 31, 2004 (“Q1/05”)	April 30, 2004 (“Q4/04”)

Revenue	$181	$2,152	$-	$-
Operating loss	$(3,270)	$(919)	$(3,256)	$(3,954)
Net loss	$(3,162)	$(964)	$(3,138)	$(3,816)
Basic and diluted loss per common share	$(0.05)	$(0.02)	$(0.06)	$(0.07)
Weighted average number of common shares outstanding	59,794	59,641	53,635	51,384

	Three months ended,
	January 31, 2004 (“Q3/04”) (1)	October 31, 2003 (“Q2/04”) (1)	July 31, 2003 (“Q1/04”) (1)	April 30, 2003 (“Q4/03”)

Revenue	$926	$654	$1,392	$1,842
Operating loss	$(1,871)	$(3,535)	$(3,240)	$(4,324)
Net loss	$(1,737)	$(3,512)	$(3,154)	$(4,406)
Basic and diluted loss per common share	$(0.04)	$(0.08)	$(0.07)	$(0.10)
Weighted average number of common shares outstanding	46,691	46,691	46,566	46,312
(1)
The Operating loss, Net loss and Basic and diluted loss per Common Share figures for Q1/04, Q2/04 and Q3/04 have been adjusted from those originally reported to reflect the Company’s adoption in April 2004 (effective May 1, 2003) of the amendments to the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments (see “Change in Accounting Policy - Stock-based Compensation” above).

The primary factors affecting the magnitude of our operating losses and net losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing revenues, and write-downs in intangible assets. The operating loss and net loss in Q2/05 was significantly lower than previous quarters as a result of $2.1 million in licensing revenue from the collaboration and license agreement with Cadence entered into during Q2/05. The operating loss and net loss in Q3/04 were significantly lower than previous quarters as a result of $0.8 million in previously deferred revenue being recorded as licensing revenue following the termination of the MX-226 license agreement with Fujisawa in January 2004, the completion of the MX-594AN Phase IIb trial in Q2/04 (not funded by a partner) and no active clinical trials during the period. The operating loss and net loss in Q4/03, Q2/04 and Q4/04 include intangible asset write-downs of approximately, $0.7 million, $0.2 million and $0.9 million, respectively.

Results of Operations Year Ended April 30, 2004

For the year ended April 30, 2004 (“Fiscal 2004”), we incurred a loss of $12.2 million (2003: $12.4 million; 2002: $19.9 million) or $0.26 (2003: $0.30; 2002: $0.52) per Common Share. Although revenues were down approximately $5.7 million (65%) in Fiscal 2004 due to the termination of the MX-226 license agreement (see “Revenues”) this decrease was offset by lower MX-226 clinical program development costs (see “Research and Development Expenses”). The 38% decease in the loss for the year ended April 30, 2003 (“Fiscal 2003”) compared to the loss for the year ended April 30, 2002 (“Fiscal 2002”) resulted principally from revenues pursuant to the MX-226 license agreement with Fujisawa Healthcare (see “Revenues”).

Revenues

During Fiscal 2004 we had licensing revenue of $1.2 million (2003: $0.4 million; 2002: $nil) and research and development collaboration revenue of $1.8 million (2003: $8.3 million; 2002: $nil) pursuant to the MX-226 license agreement with Fujisawa. We entered into the MX-226 license agreement with Fujisawa in July 2002 and received a non-refundable up-front license fee of US$1 million. The up-front fee was being amortized into income as licensing revenue over the estimated development period (approximately three and one-half years) for MX-226 in the United States, Canada and Mexico with the unamortized portion being recorded as deferred revenue on the balance sheet. The increase in licensing revenue for Fiscal 2004 is the result of the remaining unamortized deferred revenue relating to the up-front license payment being recorded as licensing revenue in January 2004 following Fujisawa’s termination of the MX-226 license agreement. The decrease in research and development collaboration revenues in Fiscal 2004 is due to the completion of the MX-226 Phase III trial in July 2003 and most of the MX-226 development activities being suspended following the trial results.

Research and Development Expenses

Research and development expenses decreased 36% in Fiscal 2004 to $10.1 million (2003: $15.8 million; 2002: $16.3 million) due to lower clinical program development costs.

Clinical program development costs represent $4.0 million (2003: $9.9 million; 2002: $12.1 million) of Fiscal 2004 research and development expenses. The decreases in Fiscal 2004 and Fiscal 2003 clinical program development costs were due primarily to the completion of the MX-226 Phase III clinical trial and most of the MX-226 development activities being suspended after the trial results. Clinical program development costs for MX-226 in Fiscal 2004 were $1.7 million (2003: $7.4 million; 2002: $10.8 million). The decrease in MX-226 Fiscal 2003 development costs was partially offset by an increase in MX-594AN development costs which included the commencement of a Phase IIb trial in January 2003. Clinical program development costs for MX-594AN in Fiscal 2004 were $2.0 million (2003: $2.1 million; 2002: $0.9 million).

Personnel costs were $3.7 million (2003: $3.7 million; 2002: $2.4 million) of Fiscal 2004 research and development expenses. The 55% increase in Fiscal 2003 was due to the addition of three members to the senior management team in Research, Technology Development and Product Development; the expansion of the Product Development, Manufacturing and the Research and Development teams; and the introduction of a new results-based compensation program.

Other costs were $2.4 million (2003: $2.2 million; 2002: $1.8 million) of Fiscal 2004 research and development expenses. These costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs.

General and Corporate Expenses

General and corporate expenses decreased 17% in Fiscal 2004 to $3.6 million (2003: $4.4 million; 2002: $3.8 million). The decrease in Fiscal 2004 is primarily due to reduced personnel costs and reduced legal and contract services. Personnel costs decreased 8% to $2.5 million in Fiscal 2004 (2003: $2.8 million; 2002: $1.9 million) primarily due to reduced executive relocation costs in Fiscal 2004. The 45% increase in Fiscal 2003 as compared to Fiscal 2002 was due to the addition of two members to the senior management team in Operations and Corporate Development; two new positions added in Business Development and Finance; and the introduction of a new results-based compensation program. A reduction in legal costs of $0.2 million in Fiscal 2004 as compared to Fiscal 2003 is due to lower legal costs for partnering activities in Fiscal 2004 and legal costs in Fiscal 2003 related to successfully defending a claim brought by the Company’s former President and CEO.

Capital Asset Expenditures and Amortization

Capital asset expenditures in Fiscal 2004 were $0.3 million (2003: $0.3 million; 2002: $0.4 million) including $0.2 million in lab equipment acquired through a capital lease. Amortization expense in Fiscal 2004 for capital assets was $0.3 million (2003: $0.5 million; 2002: $0.4 million). The 23% decrease in Fiscal 2004 amortization expense for capital assets compared to Fiscal 2003 is primarily due to leasehold improvements being substantially amortized at the end of Fiscal 2003.

Intangible Asset Expenditures, Write-Downs and Amortization

Intangible assets at April 30, 2004 are primarily capitalized technology license, acquired technology and patent costs for our cationic peptide, lipopeptide, celgosivir, HCV and HBV programs. Technology license costs capitalized in Fiscal 2004 were $0.2 million (2003: $0.7 million; 2002: $0.1 million) relating to the license agreement with Virogen for the MX-3253 HCV program. Technology license costs capitalized in Fiscal 2003 reflect the Hybridon license for the MX-1121 HPV program.

Acquired technology capitalized in Fiscal 2004 was $nil (2003: $2.0 million; 2002: $nil). Acquired technology capitalized in Fiscal 2003 includes the IntraBiotics/BioSource and Origenix transactions.

Patent applications capitalized in Fiscal 2004 were $0.4 million (2003: $0.6 million; 2002: $0.3 million). The decrease in Fiscal 2004 is due to increased scrutiny over patent costs, a stronger Canadian dollar compared to Fiscal 2003 (patent fees are incurred in U.S. dollars) and Fiscal 2003 patent activity being high due to the IntraBiotics/BioSource and Origenix technologies acquired during Fiscal 2003.

Trademarks capitalized during Fiscal 2004, 2003 and 2002 were nominal.

Pursuant to quarterly reviews of the carrying value of intangible assets, during Fiscal 2004 we determined that write-downs were appropriate in respect of the HCV replication assay and the MX-1121 HPV antisense oligonucleotide programs -- these write-downs resulted in a $1.1 million charge to operations. In Fiscal 2003, we determined that write-downs in the carrying values were appropriate in respect of the polyene program, non - core cationic peptide patent costs and miscellaneous non - core patents acquired as part of the Origenix transaction - these write-downs resulted in a $0.7 million charge to operations. Similar reviews in Fiscal 2002 resulted in a $1.1 million charge to operations in respect of patent costs and the Harbor-UCLA Research and Education Institute technology license that was subsequently terminated.

Amortization expense in Fiscal 2004 for intangible assets was $0.4 million (2003: $0.3 million; 2002: $0.3 million).

Other Income and Expenses

Other income and expenses includes two principal items: (1) interest income generated from investments of our cash balances in high-grade liquid financial instruments with varying terms to maturity (not exceeding three years), selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates; and (2) foreign exchange gains/losses on our U.S. denominated cash and cash equivalents, amounts receivable and accounts payable balances.

Interest income for Fiscal 2004 was $0.6 million (2003: $1.0 million; 2002: $2.1 million). The decreases in Fiscal 2004 and Fiscal 2003 interest income resulted from lower average rates of return (2004: 2.8%; 2003: 3.1%; 2002: 4.4%) and lower average cash, cash equivalent and short-term investment balances. At April 30, 2004, we had $21.7 million (2003: $25.6 million; 2002: $39.9 million) in cash, cash equivalents and short-term investments.

We incurred a foreign exchange loss of $0.2 million (2003: $0.4 million; 2002: $0.1 million) in Fiscal 2004. We earn our research and collaboration revenue in U.S. dollars and purchase a significant amount of our goods and services in U.S. dollars. During Fiscal 2004 the Canadian dollar strengthened against the U.S. dollar by a factor of approximately 4%. Although the stronger Canadian dollar resulted in a foreign exchange loss our U.S. dollar denominated expenditures (particularly clinical program development costs) are costing less with the stronger Canadian dollar. Our exposure to foreign exchange losses has decreased with the decrease in U.S. dollar denominated expenditures and working capital items, however this is expected to be temporary as new licensing agreements are entered into and new clinical trials are initiated.

Significant Acquisition - MitoKor, Inc.

On August 31, 2004, we completed the acquisition of San Diego based MitoKor by way of an Agreement and Plan of Merger and Reorganization whereby MitoKor merged with MBI Acquisition Corp., an indirect wholly owned subsidiary of the Company.

Total consideration paid by us to acquire MitoKor was approximately $6.9 million consisting of:

•	5.4 million common shares as up-front consideration valued at approximately $6.0 million;

•
4.0 million Series E convertible redeemable preferred shares for up to US$4.0 million in potential future milestones upon the achievement of certain product development or other milestones related to the MitoKor portfolio (see “Liquidity and Capital Resources” and “Description of Share Capital - Preferred Shares”). The Series E preferred shares were recorded at their aggregate redemption value of US$1;

•	$0.9 million of transaction related costs; and

•	a US$25,000 cash payment.

The $6.9 million purchase consideration has been allocated based on the fair value of the tangible assets, intangible assets and liabilities acquired as at August 31, 2004, resulting in approximately: $5.8 million in intangible assets, $1 million in net working capital, and $0.1 million in other non-current assets.

Additionally as part of the transaction, we assumed warrants for the purchase of 128,862 common shares with a weighted average exercise price of US$13.53 with expiry dates through June 22, 2011. The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

Results of Operations - Three and Nine Months Ended January 31, 2005

The loss for the three months ended January 31, 2005 (“Q3/05”) was $3.2 million ($0.05 per Common Share) compared with a loss of $1.7 million ($0.04 per Common Share) for the same period last year (“Q3/04”) and a loss of $1.0 million ($0.02 per Common Share) for the three months ended October 31, 2004 (“Q2/05”). The increase in the Q3/05 loss compared to Q3/04 and Q2/05 is principally attributable to the MX-226 licensing revenues in Q3/04 and Q2/05 (see “Revenues” below) and increased research and development activity in Q3/05 (see “Research and Development Expenses” below). The Q3/05 loss attributable to the MitoKor operations and programs acquired on August 31, 2004 (see “Significant Acquisition - MitoKor, Inc.” above) is $0.9 million ($nil in Q3/04; $0.6 million in Q2/05).

The loss for the nine months ended January 31, 2005 (“YTD Fiscal 2005”) is $7.3 million ($0.13 per Common Share) as compared to $8.4 million ($0.18 per Common Share) for the same period last year (“YTD Fiscal 2004”). The decrease in the YTD Fiscal 2005 loss compared to the YTD Fiscal 2004 loss is principally attributable to MX-226 licensing revenue (see “Revenues” below). The YTD Fiscal 2005 loss attributable to the MitoKor operations and programs is $1.5 million ($nil in YTD Fiscal 2004).

We have been unprofitable since our formation and have incurred a cumulative deficit of $93.1 million to January 31, 2005.

Revenues

Licensing revenues for Q3/05 were $nil ($0.9 million for Q3/04; $2.1 million for Q2/05) and were $2.1 million for YTD Fiscal 2005 ($1.2 million for YTD Fiscal 2004). The Q2/05 and YTD Fiscal 2005 licensing revenues are pursuant to the August 2004 collaboration and license agreement with Cadence and include the $2.0 million up-front fee and a $0.1 million premium on the equity investment made by Cadence (see “Anti-Infective Drug Development Programs - Omiganan 1% Gel (MX-226): Prevention of Catheter-related Infections”).

Research and development collaboration revenues for Q3/05 were $0.2 million ($nil for Q3/04; $0.1 million for Q2/05) and were $0.2 million for YTD Fiscal 2005 ($1.8 million for YTD Fiscal 2004). Research and development collaboration revenues for YTD Fiscal 2004 were principally pursuant to the MX-226 license agreement with Fujisawa which ended in January 2004.

Research and Development Expenses

Research and development expenses were $2.2 million in Q3/05 ($1.7 million in Q3/04; $1.7 million in Q2/05) and were $6.1 million for YTD Fiscal 2005 ($8.3 million for YTD Fiscal 2004).

Clinical development program costs were $0.8 million of research and development expenses in Q3/05 ($0.4 million in Q3/04; $0.4 million in Q2/05) and were $1.3 million in YTD Fiscal 2005 ($3.8 million in YTD Fiscal 2004). The decrease in clinical program development costs for YTD Fiscal 2005 compared with YTD Fiscal 2004 is due to decreases in costs in the MX-226 (Phase III trial completed in Q1/04 and Cadence is now responsible for the development of MX-226 in North America and Europe) and in the MX-594AN (Phase IIb trial completed in Q2/04) programs - see “Anti-Infective Drug Development Programs - Cationic Antimicrobial Peptides (MX-226 and MX-594AN)”. Total clinical development costs for MX-226 were $nil for YTD Fiscal 2005 compared with $1.6 million for YTD Fiscal 2004. Total clinical development costs for MX-594AN were $0.1 million for YTD Fiscal 2005 compared with $1.9 million for YTD Fiscal 2004. These decreases were partially offset by increases in the MX-3253 and MX-4509 programs. YTD Fiscal 2005 costs in the MX-3253 program were $0.5 million (YTD Fiscal 2004: $nil) (Phase II monotherapy trial started in Q2/05; see “Anti-Infective Drug Development Programs - Celgosivir (MX-3253): Treatment of Chronic HCV Infections”) and $0.5 million (YTD Fiscal 2004: $nil) of costs in the MX-4509 program (preparations for the Phase I/II trial; see “Degenerative and Metabolic Drug Development Programs - 17α-estradiol Sodium Sulfate (MX-4509): Treatment of Neurodegenerative Diseases”).

Personnel costs were $0.9 million of research and development expenses in Q3/05 ($1.0 million in Q3/04; $0.9 million in Q2/05) and were $2.5 million for YTD Fiscal 2005 ($2.8 million for YTD Fiscal 2004).

Other research and development expenses including non-clinical programs were $0.5 million of research and development expenses in Q3/05 ($0.3 million in Q3/04; $0.4 million in Q2/05) and were $2.3 million for YTD Fiscal 2005 ($1.7 million for YTD Fiscal 2004). The increase for YTD Fiscal 2005 as compared to YTD Fiscal 2004 is principally due to manufacturing process development activities in the MX-2401 program during Fiscal 2005 (see “Anti-Infective Drug Development Programs - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”).

General and Corporate Expenses

General and corporate expenses for Q3/05 were $0.9 million ($0.9 million in Q3/04; $1.1 million in Q2/05) and were $2.9 million for YTD Fiscal 2005 ($2.7 million for YTD Fiscal 2004). Personnel costs were $0.5 million of general and corporate expenses in Q3/05 ($0.6 million in Q3/04; $0.6 million in Q2/05) and were $1.7 million of general and corporate expenses for YTD Fiscal 2005 ($1.8 million for YTD Fiscal 2004).

Capital Asset Expenditures and Amortization

Expenditures in Q3/05 for capital assets were $nil ($nil in Q3/04) bringing YTD Fiscal 2005 capital asset expenditures to $0.2 million ($0.3 million for YTD Fiscal 2004 including $0.2 million in capital assets acquired through a capital lease). Amortization expense for Q3/05 was $0.1 million (Q3/04: $0.1 million; Q2/05: $0.1 million) bringing YTD Fiscal 2005 amortization to $0.3 million ($0.3 million for YTD Fiscal 2004).

Intangible Asset Expenditures, Write-Downs and Amortization

Expenditures in Q3/05 for intangible assets were $0.1 million ($0.1 million for Q3/04). YTD Fiscal 2005 intangible asset expenditures were $0.4 million ($0.5 million for YTD Fiscal 2004) before the $5.8 million in intangible assets acquired on the acquisition of MitoKor (see “Significant Acquisition-MitoKor, Inc.”). Amortization expense for Q3/05 is $0.2 million (Q3/04: $0.1 million; Q2/05: $0.2 million) bringing YTD Fiscal 2005 amortization to $0.5 million ($0.3 million for YTD Fiscal 2004). There have been no significant write-downs of intangible assets during YTD Fiscal 2005 ($0.2 million YTD Fiscal 2004).

Other Income and Expenses

Interest income during YTD Fiscal 2005 was $0.3 million compared to $0.5 million during YTD Fiscal 2004. The decrease for YTD Fiscal 2005 is primarily due to lower average interest rates and cash balances during the period. We had a foreign exchange loss of $0.1 million during YTD Fiscal 2005 ($0.2 million during YTD Fiscal 2004) as a result of the impact of the declining value of the U.S. dollar as compared to the Canadian dollar on our U.S. dollar denominated monetary assets.

Liquidity and Capital Resources

At January 31, 2005, we had cash, cash equivalents and short-term investments of $15.5 million (April 30/04: $21.7 million; April 30/03: $25.6 million; April 30/02: $39.9 million) and net working capital of $13.8 million (April 30/04: $19.1 million; April 30/03: $25.2 million; April 30/02: $33.0 million). The decrease in net working capital from April 30/04 is primarily attributable to the YTD Fiscal 2005 loss of $6.2 million (excluding non-cash amortization and stock-based compensation) which was partially offset by the Cadence equity investment ($0.5 million) and the net cash acquired on the acquisition of MitoKor ($0.6 million). The decrease in net working capital from April 30/03 to April 30/04 was primarily attributable to the Fiscal 2004 loss, less $6.0 million in net proceeds received from a March 2004 private placement.

We have financed our operations primarily through the sale of equity securities and through January 31, 2005, we have raised approximately $103 million in net proceeds. Licensing and collaboration revenues have also been an important source of funding for us. As part of the August 2004 collaboration and license agreement with Cadence we received $2.1 million in licensing revenue. We review our funding options on a regular basis and intend to seek additional equity and non-equity funding as required to support our operations.

We believe that our funds on hand at January 31, 2005, together with program prioritization and cost management efforts and expected interest income, should be sufficient for our operating and capital needs for approximately the next 12 to 15 months before any equity or non-equity financings. We will need to raise additional funds in support of our operations (see “Risk Factors”) and there is no assurance that such funds can be obtained. Our anticipated annual burn rate is in the $13 million to $15 million range. To meet this burn rate and/or maintain a sufficient cash position to fund our operations we may need to delay certain planned development work, including the MX-3253 and/or MX-4509 clinical trials, may sell or out-license certain development programs, and/or reduce other expenditures. Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including: clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements including for our MX-594AN acne drug candidate; the amount of milestone based licensing payments, if any, from Cadence, Spring Bank, Pfizer and Wyeth; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the commercial manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products and other factors not within our control.

We use redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones (see “Description of Share Capital - Preferred Shares”). During the next 12 months we estimate that 100,000 preferred shares (US$100,000) could become convertible or redeemable pursuant to the achievement of certain of these milestones which would result in a charge of US$100,000 to research and development expenses. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

As at January 31, 2005, we had the following contractual obligations and commitments:

Contractual Obligations(1) (2) Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Capital Lease Obligations	$84	$62	$22	$-	$-
Operating Leases	129	129	-	-	-
Purchase Obligations(3)	2,480	2,480	-	-	-
Total Contractual Obligations	$2,693	$2,671	$22	$-	$-

Notes:
(1) Excludes contingent milestone obligations pursuant to our preferred shares discussed above (see also “Description of Share Capital - Preferred Shares”).
(2) In addition to the milestone payments associated with our preferred shares we may in the future have to pay the following in respect of technology license and acquisition agreements: (i) up to additional US$3.7 million cash if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.
(3) Represents obligations under research, manufacturing, and service agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Related Party Transactions

During Fiscal 2004, we incurred legal fees of $0.8 million (2003 - $0.7 million; 2002 - $0.4 million) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. During Q3/05 and YTD Fiscal 2005, we incurred legal fees of $nil and $0.4 million respectively ($0.1 million and $0.3 million, respectively for Q3/04 and YTD Fiscal 2004) to this law firm. These amounts are payable under normal trade terms.

DIRECTORS AND OFFICERS

The name, province or state and country of residence and position with the Company of our directors and executive officers are as follows:

Name	Province/State and Country of Residence	Position with the Company
David Scott	British Columbia, Canada	Chairman and Director(1)(2)
James M. DeMesa, M.D.	British Columbia, Canada	President & CEO, Director
Michael J. Abrams, Ph.D.	Washington, USA	Director(2)
Alistair Duncan Jr., BSc., CA	British Columbia, Canada	Director(1)(3)
Steven Gillis, Ph.D.	Washington, USA	Director(1)
Colin R. Mallet	British Columbia, Canada	Director(2)(3)
Walter H. Moos, Ph.D.	California, USA	Director
W. Keith Schilit, Ph.D.	Florida, USA	Director(3)
R. Hector MacKay-Dunn, QC	British Columbia, Canada	Corporate Secretary
Arthur J. Ayres, CA	British Columbia, Canada	Vice President Finance, Chief Financial Officer (CFO)

Name	Province/State and Country of Residence	Position with the Company
Jacob J. Clement, Ph.D.	British Columbia, Canada	Senior Vice President, Science & Technology, Chief Science Officer (CSO)
Nancy S. Coulson	British Columbia, Canada	Senior Vice President, Product Development
William D. Milligan	British Columbia, Canada	Senior Vice President, Corporate Development, Chief Business Officer (CBO)

Notes:
(1)	Member of the Company’s Compensation Committee
(2)	Member of the Company’s Corporate Governance & Nominating Committee
(3)	Member of the Company’s Audit Committee

There are no family relationships between any of the directors and the executive officers. Walter Moos was appointed a director of the Company as part of our acquisition of MitoKor. The Company agreed with the former shareholders, and certain creditors, of MitoKor (the “MitoKor Stakeholders”) to permit them, until August 31, 2007, to designate one nominee for election to our Board of Directors (the “Board”). We have the right to review and approve any individual proposed by the MitoKor Stakeholders, provided that such approval is not unreasonably withheld or delayed. There are no other arrangements or understandings between any director, the executive officers or any other person pursuant to which any director or executive officer was elected or appointed.

Officers of the Company (CEO, CBO, CFO, CSO, and Corporate Secretary) are appointed annually by the Board following the Company’s annual general meeting and serve until the earlier of their resignation or removal with or without cause by the Board.

The directors are elected or appointed at every annual general meeting by the shareholders entitled to vote at the annual general meeting for the election of directors. All the directors cease to hold office immediately before the election or appointment of directors at the annual general meeting, but are eligible for re-election or re-appointment.

Upon completion of the Offering, the directors and executive officers, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, a total of 375,705 Common Shares, representing approximately ●% of our issued and outstanding Common Shares after completion of the Offering.

The following are brief biographies of our directors and the executive officers, including their principal occupation for the past five years:

David Scott, MBA, Chairman of the Board and Director. David Scott, MBA, of Vancouver, Canada, has served on the Board since September 2000 and has been Chairman since September 2001. A graduate the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director. He founded, built, and sold a mutual fund management company. Mr. Scott is the former Chairman of the Investment Advisory Board of the British Columbia Life Sciences Fund. He is Chairman and Director of AnorMED Inc. and a board member of VSM MedTech Ltd., TIR Systems Ltd., Earthworks Industries Inc. and Clarington Corporation. He was a Founding Director of the Academy of Chief Executives of Technology Companies.

James M. DeMesa, MD, MBA, President, Chief Executive Officer and Director. Dr. DeMesa became President & Chief Executive Officer and a director of the Company on October 1, 2001. Dr. DeMesa has served as a senior executive with several international companies in the areas of corporate management, pre-clinical and clinical pharmaceutical and medical device product development. Prior to joining the Company, Dr. DeMesa was the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc. (“GenSci”), a public company involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. He joined GenSci in 1996 as President & Chief Executive Officer of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci and was appointed President of GenSci in March 1999 and Chief Executive Officer of GenSci in January 2000. From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. He attended the University of South Florida where he received his bachelors degree in chemistry and his graduate M.D. and MBA degrees.

Michael J. Abrams, Ph.D., Director. Michael Abrams, of Custer, Washington, USA, has served on the Board since July 2003. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey PLC (together with its affiliates, “JM”) and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM. In June 1996, Dr. Abrams established the Canadian venture backed financing of AnorMED Inc. and has served as its President & CEO and a director since then. He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 31 patents, 17 patent applications, and has authored over 60 scientific articles. Dr. Abrams currently serves as a Director on the board of an early stage technology company. He is also an Adjunct Professor at the University of British Columbia. Dr. Abrams graduated magna cum laude from Bowdoin College in Brunswick, ME in 1978 and subsequently received a Ph.D. in chemistry from the Massachusetts Institute in Technology in 1983.

Alistair Duncan Jr., BSc., CA, Director. Alistair Duncan of Vancouver, Canada was elected to the Board on September 8, 2004. Mr. Duncan co-founded Chromos Molecular Systems Inc. (“Chromos”) in 1996 and served as the Company’s Vice-President Finance, then Chief Operating Officer and in July 1999, Mr. Duncan was appointed President and CEO. Prior to joining Chromos, Mr. Duncan was a Principal with the Ernst & Young Corporate Finance and International Life Sciences Group. Mr. Duncan serves as Chair for the Board of Directors of the Michael Smith Foundation for Health Research and the BC Technology Industry Association, and as director (Past Chair) of the BC Research Institute for Children’s & Women’s Health. Mr. Duncan is a Chartered Accountant and received a B.Sc. degree in Biochemistry from the University of British Columbia.

Steven Gillis, Ph.D., Director. Steven Gillis of Seattle, Washington, USA, has served on the Board since August 1996. He co-founded Corixa Corporation in October 1994 and has served as Chief Executive Officer and as a director of Corixa Corporation since that time. Dr. Gillis was a founder of Immunex Corporation, a biotechnology company, later acquired by Amgen. From 1981 to 1994 Dr. Gillis held various senior executive positions with Immunex including: President, Chief Executive Officer, Chairman of the Board, Chief Scientific Officer and Executive Vice President and Director of Research and Development. Dr. Gillis graduated from Williams College with a B.A. in Biology and English and received his Ph.D. in Biological Sciences from Dartmouth College. Dr. Gillis is also a Director of Genesis Research and Development, Ltd. of New Zealand.

Colin R. Mallet, BA, Director. Colin R. Mallet, of Vancouver, Canada, has served on the Board since December 1995. He has worked in senior executive positions in the pharmaceutical industry in Canada, the United Kingdom, Switzerland, Sweden and Southeast Asia. He was President and Chief Executive Officer of Sandoz Canada Inc. (now Novartis) for seven years and is a past Chair of the Canadian Association of Research-Based Pharmaceutical companies. He is currently a Director of three other pharmaceutical companies, AnorMED Inc., Axcan Pharma Inc., and Methylgene Inc., and is Chair of the Corporate Governance Committees for all of these companies. Mr. Mallet has a B.A. degree from Cambridge University.

Walter H. Moos, Ph.D., Director. Walter Moos of Oakland, California, USA, joined the Board on August 31, 2004 following the Company’s acquisition of MitoKor and also serves as the Stockholders’ Agent for the former MitoKor Stakeholders under the Exchange and Escrow Agreement entered into as part of the acquisition of MitoKor. During the period September 1, 2004 to February 28, 2005, Dr. Moos was a consultant to the Company working with the Company on the integration and management of MitoKor. Dr. Moos is currently Vice President of the Biosciences Division of SRI International and was Chairman and CEO of MitoKor from January 1997 to August 2004. From 1991 to 1997, he was executive officer with Chiron Corp., and last held the position of Vice President of R&D in the Technologies Division. From 1982 to 1991, Dr. Moos held several positions at the Parke-Davis Pharmaceutical Research Division of the Warner-Lambert Co., last holding the position of Vice President, Neuroscience and Biological Chemistry. Dr. Moos currently serves on the boards of directors of Alnis BioSciences, Inc., Anterion Therapeutics Inc, Oncologic, Inc., Rigel Pharmaceuticals, Inc., and the Keystone Symposia, and has previously served on the boards of Axiom Biotechnologies Inc, the Biotechnology Industry Organization, Chiron Mimotopes Peptide Systems, Mimotopes Pty Ltd., and Onyx Pharmaceuticals Inc. He is a founding member of the CEO Council, advisors to Red Abbey Venture Partners LLC. Dr. Moos has edited several books, helped to found multiple journals, and has over 100 published manuscripts and patents. In addition, he has held adjunct faculty positions at the University of Michigan, Ann Arbor, and since 1992 at the University of California, San Francisco, and currently serves on several academic and related advisory committees. Dr. Moos holds an A.B. from Harvard University and received his Ph.D. in chemistry from the University of California, Berkeley, in 1982.

W. Keith Schilit, Ph.D., Director. W. Keith Schilit of Tampa Bay, Florida, USA, has served on the Board since November 2004. Dr. Schilit is an accomplished entrepreneur, venture capitalist, strategic and general corporate advisory consultant, author, and lecturer. He is an internationally recognized expert in the areas of raising capital for, managing, and investing in growth businesses and has been featured in The Wall Street Journal, Business Week, The New York Times, USA Today, Inc., Success, and over 300 other publications, as well as on over 100 TV and radio broadcasts. Dr. Schilit is the author of five recent books on venture capital, IPOs, and emerging growth ventures. He is an expert in the area of corporate governance and has been an active member of the board of directors of several private and public companies and has served as chairman of an executive committee, compensation and benefits committee and the audit committees of several private and public companies. Dr. Schilit holds an MBA & Ph.D. in strategic planning from the University of Maryland and has been on the faculties of Keio University (Harvard’s sister university in Tokyo) and Syracuse University.

R. Hector MacKay-Dunn, QC, Corporate Secretary. Mr. MacKay-Dunn was appointed Corporate Secretary on September 23, 1997. Mr. MacKay-Dunn is a senior partner at the law firm of Farris, Vaughan, Wills & Murphy LLP, which was appointed corporate counsel for the Company in 1995, with Hector the partner in charge. Mr. MacKay-Dunn has over 25 years of practice experience in advising senior public and early stage private companies in a broad range of industry sectors on corporate and general matters, complex domestic and cross-border public and private securities offerings, mergers and acquisitions and international partnering transactions. His client list includes many leading technology and life sciences companies in Canada. Mr. MacKay-Dunn is recognized with the highest ranking (AV) for professional excellence Martindale Hubbell (an international peer-based rating organization for lawyers and law firms). Mr. MacKay-Dunn is also recognized by LEXPERT American Lawyer Media (2005) as one of the Leading Lawyers in Canada, the sole British Columbia practitioner, named in the field of Technology and Biotechnology and recently recognized as one of Canada's Top 100 Corporate Lawyers in Canada-US Cross Border Transactions. Mr. MacKay-Dunn has served as director and corporate secretary for Aspreva Pharmaceuticals Corporation and is incoming Chair of the BC Innovation Council, a Provincial Crown Agency, and a director of Genome British Columbia and is a member of the UBC Faculty of Science Dean's Advisory Council and the Simon Fraser University Biotech Advisory Council and was appointed Queen's Counsel in 2003.

Arthur J. Ayres, CA, Vice President Finance, Chief Financial Officer. Mr. Ayres joined the Company in November 1994 as Controller. He was appointed Director of Finance in January 2000 and Vice President Finance and Chief Financial Officer in April 2001. Mr. Ayres also served as Secretary of the Company from January 9, 1995 to September 23, 1997. Mr. Ayres is a Chartered Accountant (1985) and has a B.A. (Hon.) in Commerce and Computer Science (1981) from Simon Fraser University. He has over 20 years of management, finance and related experience.

Jacob J. Clement, Ph.D., Senior Vice President, Science and Technology, Chief Science Officer. Dr. Clement joined the Company in August 2002. In his role, Dr. Clement leads the R&D function at the Company, with a focus on accelerating research and pre-clinical development, and expanding the Company’s pipeline. Dr. Clement has been a leader in pharmaceutical research and development for over two decades. He brings considerable biotechnology and pharmaceutical experience to the Company, having held executive and senior management positions at Abbott Laboratories, Scriptgen Pharmaceuticals, and Essential Therapeutics. Dr. Clement is widely published and has contributed to, and/or led, the development and approval of several drugs in anti-infectives and oncology. Dr. Clement has a Ph.D. and a MSPH from the University of North Carolina, an MS degree from Roosevelt University, and a BA degree from St. Mary’s University.

Nancy S. Coulson, B.Sc., MBA, Senior Vice President, Product Development. Ms. Coulson joined the Company in February 2002. Prior to joining the Company, she was Vice President Regulatory & Quality Affairs at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Ms. Coulson was Director, Worldwide Clinical & Regulatory Affairs for a division of American Home Products (now Wyeth). She also held various regulatory affairs management positions over four years at Bausch & Lomb. Prior to that, she was with Bristol Myers Squibb for six years where she was Manager, Human Resources and a Research Scientist. Ms. Coulson holds a B.S. in Chemistry from LeMoyne College and an MBA from Chapman College.

William D. Milligan, B.Sc., Senior Vice President, Corporate Development & CBO. Mr. Milligan joined the Company in April 2002. Prior to joining the Company, Mr. Milligan was President & CEO of Cytran Inc., a private biotechnology company based in Seattle, WA and prior to that, he was Chief Executive Officer of Intellivax International Inc., a private biotechnology company based in Montreal, Quebec and Baltimore, Maryland. Before leading Intellivax, he served eight years with Hoffmann-La Roche Ltd. (Canada) where he held various executive positions, including VP, Business Development and New Product Planning, VP, Sales Division, Pharmaceuticals and VP Biomedical Division. Prior to joining Hoffmann-LaRoche, he progressed through various marketing and sales management positions over eight years with Eli Lilly Canada Inc. During his career, Mr. Milligan has been involved in the launch/commercialization of Axid, Prozac, Mobiflex, Soriatane, Hivid, Roferon-A, CellCept, Invirase, Cytovene, Manerix and Inhibace. Mr. Milligan holds a B.Sc. in Biology from the University of Calgary.

The following are brief biographies of other members of our senior management:

K. David Campagnari, MBA, Vice President, Operations. Mr. Campagnari joined the Company in June 2002. Prior to joining the Company, he was Vice President of Operations at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Mr. Campagnari held several management positions at the American Red Cross, including General Manager of the Western Region (which included directing the processing of cardiovascular products) and Director, Quality and Regulatory Assessment at ARC National Headquarters. Mr. Campagnari holds a B.B.A. in Health Services Management and a MBA from National University in San Diego, CA.

C. Robert Cory, Ph.D., MBA, Vice President, Business Development. Dr. Cory joined the Company in May 1995 as Manager, Business Development. He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001. He has over 10 years of experience in both technical and managerial positions in biotechnology and health science. Dr. Cory holds a Ph.D. in Biochemistry from the University of Waterloo and an MBA specializing in finance and strategic planning from the Wilfrid Laurier School of Business and Economics. Dr. Cory is actively involved in sourcing and negotiating with potential industry partners and collaborators.

Richard Coulson, Ph.D., Vice President, Technology Development. Prior to joining the Company in February 2002, Dr. Coulson was Vice President, Research at GenSci Orthobiologics of Irvine, CA. During that time he was also an Associate Professor in the Department of Medicine at the University of California (Irvine) with a research program focused on developing novel products based on the nitric oxide signaling platform. Prior to that, he received a Research Career Development Award from the NIH and held various research and teaching positions, including Associate Professor of Pharmacology at SUNY Health Science Center at Syracuse NY, Assistant Professor of Medicine at the University of South Florida, and Professor of Natural Sciences at St. Petersburg Junior College, St. Petersburg, FL. Dr. Coulson holds a B.Sc. in Biochemistry (Honours) and a Ph.D. in Biochemistry from the University of Manchester Institute of Science and Technology and the University of London, respectively.

A. Neil Howell, Ph.D., VP, Research (San Diego). Dr. Howell joined the Company in August 2004 as part of the acquisition of MitoKor. Prior to becoming Vice President of Research at MitoKor in 2000, he was a tenured Professor in the Department of Radiation Oncology, University of Texas Medical Branch at Galveston, where he continues to serve as an Adjunct Professor. Previously, he held several professorial positions at the University of Texas Medical Branch in Galveston and at Harvard Medical School. Dr. Howell is an expert in mitochondrial biology and genetics with research interests in the biochemical and neurobiological basis of mitochondrial diseases. Recently, this has led to an enhanced emphasis on the analysis of the human mitochondrial genome as the genetic basis for disease. Dr. Howell has published in excess of 120 manuscripts in peer-reviewed journals and was a member of grant review committees at both the National Institutes of Health and the National Science Foundation. Dr. Howell holds a BA from the University of Kansas and received his Ph.D. in molecular biology from the University of Wisconsin.

Board Committees

The Board has designated three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance & Nominating Committee, as more particularly discussed below. Additional committees are established from time to time for particular purposes.

Audit Committee

The Audit Committee, which held four meetings during the financial year ended April 30, 2004, consists of three members, all of whom are “independent” as defined in Multilateral Instrument 52-110 - Audit Committees. Current members are: Alistair Duncan (chair), Colin Mallet and Keith Schilit. Mr. Duncan was appointed chair upon his election to the Board following the retirement of Kenneth Galbraith both of which occurred effective September 8, 2004. Mr. Schilit became a member of the Audit Committee upon his appointment to the Board on November 15, 2004. The Audit Committee operates under a charter. The Audit Committee, in accordance with its charter, assists the Board in fulfilling its responsibilities for the Company’s accounting and financial reporting practices by:

•	reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;

•	meeting at least quarterly with the Company’s external auditor;

•	reviewing the adequacy of the system of internal controls;

•	reviewing any relevant accounting and financial matters, including reviewing the Company’s public disclosure of information extracted or derived from the Company’s financial statements;

•
establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

•	pre-approving all non-audit services and recommending the appointment of external auditors; and

•	reviewing and approving the Company’s hiring policies regarding personnel of the Company’s present and former external auditor.

Compensation Committee

The Compensation Committee, which held three meetings during the financial year ended April 30, 2004, currently consists of three members, each of whom are “independent” as defined in proposed National Policy 58-201 - Corporate Governance Guidelines published for comment on October 29, 2004 (“NP 58-201”), which we believe reflects current best practices in Canada: David Scott (chair), Steven Gillis and Alistair Duncan. The Compensation Committee has a written mandate under which it operates. The Compensation Committee is responsible for making recommendations to the Board regarding the approval of objectives and goals, the compensation (base salary and results-based) of all executive officers and for reviewing and making recommendations with respect to compensation policies and programs generally including the granting of options under the Company’s incentive stock option plans and director compensation.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee, which held three meetings during the financial year ended April 30, 2004, currently consists of three members, all of whom are “independent” as defined in NP 58-201: Colin Mallet (chair), Michael Abrams and David Scott. The Corporate Governance & Nominating Committee has a written mandate under which it operates. The Corporate Governance & Nominating Committee is responsible for: reviewing and making recommendations on the size and composition of the Board and standing committees of the Board; screening potential new Board members; monitoring and reporting to the Board on the application of corporate governance principles and ensuring that the Company’s approach to corporate governance takes into account Canadian and global practices; ensuring that there is a clear definition and separation of the responsibilities of the Board, its committees, the CEO and the officers of the Company; and monitoring the application of disclosure and insider trading policies.

Corporate Cease Trade Orders or Bankruptcies

In December 2001, while, David Campagnari, Richard Coulson and Nancy Coulson, were Vice President Operations, VP Research and Development and VP Regulatory Affairs of GenSci, respectively, GenSci filed for Chapter 11 protection with the U.S. Bankruptcy Court in the Central District of California. In January 2002, while Mr. Milligan was President and CEO of Cytran Inc., Cytran Inc. filed for Chapter 11 protection.

Except as described above, no director or officer, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within ten years before the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order, or an order that denied the Company access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

No director or officer, or shareholder holding sufficient securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or officer, or shareholder holding sufficient securities of the Company to affect materially the control of the Company, or personal holding company of any such person, has, within the ten years before the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

To our knowledge, and other than as disclosed in this Prospectus, there are no known existing or potential conflicts of interest among us and our directors and officers as a result of their outside business interests except that certain of the directors and officers serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director and officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

Walter Moos was appointed a director of the Company as part of our acquisition of MitoKor and also serves as the Stockholders’ Agent for the MitoKor Stakeholders under the Exchange and Escrow Agreement entered into as part of the acquisition of MitoKor (see “Directors and Officers” above).

Our directors and officers have been advised of the existence of laws governing accountability of directors and officers regarding corporate opportunity and requiring disclosures by directors of conflicts of interest, and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia), and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Indebtedness of Directors and Executive Officers

The aggregate indebtedness of all officers, directors, employees, and former officers, directors and employees of the Company or a subsidiary of the Company outstanding as of April 5, 2005 that is owed to the Company or to a subsidiary of the Company is US$25,000. No indebtedness of these individuals to another entity is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

Executive Compensation Policies and Programs

The Company’s compensation policies and programs for executive officers currently consist of a base salary, results compensation in the form of a bonus, stock options, benefit programs generally available to all employees of the Company and other customary employment benefits. As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive’s performance, experience and position within the Company, industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board. The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances. Compensation of executive officers of the Company is generally reviewed on an annual basis. The components of the compensation program are primarily annually incentive based with the exception of stock options which are longer term incentive based. The emphasis of the results compensation program has been designed to focus and reward executive officers and other employees on the achievement of annual corporate objectives which are, in turn, intended to lead to the achievement of longer term goals.

The Company’s results compensation (i.e. performance bonus) program for the financial year ended April 30, 2004, which was generally applicable to all employees of the Company, was based on the achievement of corporate objectives, the achievement of individual/functional objectives and the results of a formal performance review process. Corporate objectives are established on an annual basis as part of the annual operating plan and budgeting process and are used to assess the performance of the Chief Executive Officer, other executive officers and the performance of the Company as a whole. The Compensation Committee and the Board review and approve the annual corporate objectives. Individual/functional objectives are also established annually for the Chief Executive Officer and the other executive officers.

For the financial year ended April 30, 2004, the potential results compensation for the Chief Executive Officer was 50% of base salary (43% based on corporate objectives and 7% based on individual objectives) and for the other executive officers was 30% of base salary (20% based on corporate objectives and 10% based on individual objectives). The amount of the results compensation for the achievement of corporate objectives can be increased or decreased by up to 20% thereof based on the increase or decrease in the price of the Company’s Common Shares over the financial year. The Compensation Committee reviews and the Board approves the results compensation of the Chief Executive Officer, executive officers and the total payouts pursuant to the results compensation program.

The Compensation Committee in July 2004 approved a change to the results compensation program applicable to all executive officers and employees which is effective for the financial year ending April 30, 2005. The overall principle of rewarding results has not changed, however, the focus has been placed on the achievement of overall corporate results, therefore, individual objectives and the formal performance review have been removed from the calculation of results compensation. The individual objectives setting process and the formal performance review process will continue and will be used as tools for measuring employee performance when determining promotions and base salary compensation reviews. Additionally the Compensation Committee in January 2005 approved changes in the results compensation program for the Chief Executive Officer, the Chief Financial Officer and other members of management providing results compensation for achieving a financing greater than $10 million (the successful completion of this Offering would entitle such individuals to results compensation for the financial year ending April 30, 2005 greater than they would have otherwise earned based on the corporate objectives prior to the change).

Options for executive officers are initially granted at the commencement of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (generally over a period of three years). Options are exercisable for a period of five years from the date of vesting. Option grants for all employees, including executive officers, are reviewed on an annual basis. In determining the annual grant of options to all employees including executives, the Company has established ranges which take into account the initial option grant upon commencement of employment, option grants for promotion and industry/competitive information. Additionally, the number of corporate objectives achieved during the year and the result of the employee’s performance review factor into the amount of the annual option grant to each employee.

Summary Compensation Table

The following table sets forth the compensation paid during the periods indicated to the individuals who during the financial year ended April 30, 2004 were the Chief Executive Officer; the Chief Financial Officer and each of the three other most highly paid executive officers of the Company whose total salary and bonus was $150,000 or more for the financial year ended April 30, 2004 (collectively, the “Named Executive Officers”):

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities under Options Granted	All Other Compensation
		($)	($)	($)	(#)	($)
James DeMesa	2004	$440,000(1)	$126,760	$20,582	35,000(3)	Nil
President and Chief Executive Officer	2003	$416,667	$162,668(2)	$19,938	75,000	$103,864(4)
	2002(5)	$224,000	$76,929(6)	$12,262	1,000,000	$36,914(4)
Arthur J. Ayres	2004	$175,000(1)	$19,500	Nil	15,000(3)	Nil
Vice President, Finance and Chief Financial Officer	2003	$157,639	$29,053(2)	Nil	Nil	Nil
	2002	$147,500	$29,971(6)	Nil	65,000	Nil
Jacob J. Clement	2004	$330,000(1)	$40,856	Nil	13,500(3)	$3,400(4)
Senior Vice President, Science & Technology and Chief Science Officer	2003(7)	$238,831	$49,202(2)	Nil	300,000	$152,785(4)
	2002	Nil	Nil	Nil	Nil	Nil
Nancy Coulson	2004	$225,000(1)	$24,341	Nil	21,000(3)	$1,488(4)
Senior Vice President, Product Development	2003	$225,000	$58,580(2)	Nil	Nil	Nil
	2002(8)	$46,875	Nil	Nil	150,000	$12,609(4)
William Milligan	2004	$225,000(1)	$25,889	Nil	15,000(3)	$16,500(4)
Senior Vice President, Corporate Development and Chief Business Officer	2003	$225,000	$46,833(2)	Nil	Nil	$18,190(4)
	2002(9)	$18,750	Nil	Nil	200,000	$24,530(4)

Notes:
(1)
Effective September 1, 2003, each of these executives agreed to participate in a 10% deferral of their earned salary as part of the Company’s cash management program. The following amounts have been held back and recorded as a liability by the Company as at April 30, 2004: James DeMesa - $29,333; Arthur Ayres - $11,667; Jacob Clement - $22,000; Nancy Coulson - $15,000; William Milligan - $15,000.

(2)	Approximately 30% of the net after tax bonus was applied by these Named Executive Officers to purchase Common Shares of the Company from treasury in support of the Company’s cash management program.
(3)
Options in respect of the financial year ended April 30, 2004 were awarded on June 14, 2004 and are not included herein. The following options were granted to the Named Executive Officers on June 14, 2004: James DeMesa - 52,500; Arthur Ayres - 15,000; Jacob Clement - 18,000; Nancy Coulson - 21,000; William Milligan - 15,000. Options granted to the Named Executive Officers were made pursuant to the Company’s 2000 Incentive Stock Option Plan, which provides, among other things that the exercise price of such options must not be less than fair market value at the time of the grant.

(4)	Amount relates to relocation costs for the period.
(5)	Dr. DeMesa became President and Chief Executive Officer of the Company on October 1, 2001. Annual compensation for the financial year ended April 30, 2002 reflects 7 months.

(6)	Approximately 50% of the net after tax bonus was applied by these Named Executive Officers to purchase Common Shares of the Company from treasury in support of the Company’s cash management program.
(7)
Dr. Clement became Senior Vice President, Science & Technology and Chief Science Officer of the Company on August 12, 2002. Annual compensation for the financial year ended April 30, 2003 reflects approximately 8.5 months.

(8)	Ms. Coulson became Senior Vice President, Product Development on February 18, 2002. Annual compensation for the financial year ended April 30, 2002 reflects approximately 2.5 months.
(9)	Mr. Milligan became Senior Vice President, Corporate Development and Chief Business Officer on April 1, 2002. Annual compensation for the financial year ended April 30, 2002 reflects 1 month.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth the particulars of individual grants of options to purchase Common Shares of the Company made to the Named Executive Officers during the financial year ended April 30, 2004:

Name	Number of Securities under Options Granted (#)	% of Total Options Granted to Employees in the Financial Year (%)	Exercise Price(3) ($/Security)	Market Value of Securities Underlying Options on the Date of the Grant(3) ($/Security)	Number of Securities/ Expiration Date(1)
James DeMesa	35,000(1)(2)	4.7%	$1.79	$1.79	8,750/June 1, 2008 8,750/June 1, 2009 8,750/June 1, 2010 8,750/June 1, 2011
Arthur J. Ayres	15,000(1)(2)	2.0%	$1.79	$1.79	3,750/June 1, 2008 3,750/June 1, 2009 3,750/June 1, 2010 3,750/June 1, 2011
Jacob J. Clement	13,500(1)(2)	1.8%	$1.79	$1.79	3,375/June 1, 2008 3,375/June 1, 2009 3,375/June 1, 2010 3,375/June 1, 2011
Nancy Coulson	21,000(1)(2)	2.8%	$1.79	$1.79	5,250/June 1, 2008 5,250/June 1, 2009 5,250/June 1, 2010 5,250/June 1, 2011
William Milligan	15,000(1)(2)	2.0%	$1.79	$1.79	3,750/June 1, 2008 3,750/June 1, 2009 3,750/June 1, 2010 3,750/June 1, 2011

Notes:
(1)	Option vests in four tranches (¼ on date of grant and ¼ on each of 1st, 2nd and 3rd anniversaries of the grant). Each tranche expires five years after date vested.
(2)
Options in respect of the financial year ended April 30, 2004 were awarded on June 14, 2004 and are not included herein. The following options were granted to the Named Executive Officers on June 14, 2004 at an exercise price of $1.20 per share: James DeMesa - 52,500; Arthur Ayres - 15,000; Jacob Clement - 18,000; Nancy Coulson - 21,000; William Milligan - 15,000. The options vest ¼ upon the date of grant with the balance vesting equally on the 1st, 2nd and 3rd anniversaries of the grant.

(3)	Five day average closing price of the Common Shares on the Toronto Stock Exchange as per the Company’s 2000 Incentive Stock Option Plan.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information with respect to the exercise of options during the financial year ended April 30, 2004 by the Named Executive Officers and unexercised options held as at April 30, 2004:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realised ($)	Unexercised Options at April 30, 2004 Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at April 30, 2004 Exercisable/Unexercisable(1) (#)
James DeMesa	Nil	Nil	887,917/222,083	$9,250/$18,500
Arthur J. Ayres	Nil	Nil	90,000/30,000	$13,163/$4,388
Jacob J. Clement	Nil	Nil	153,375/160,125	$36,000/$36,000
Nancy Coulson	Nil	Nil	117,750/53,250	$40,500/$13,500
William Milligan	Nil	Nil	153,750/61,250	$46,500/$15,500

Notes:
(1)	Market value equalled $1.16 per Common Share at the close of trading on the Toronto Stock Exchange on April 30, 2004.

Employment Agreements of Named Executive Officers; Change in Responsibilities

The Company has written employment agreements with all of its Named Executive Officers. The agreements have no specific term of employment and provide for base salary, incentive bonuses, periodic stock option grants, severance provisions (as discussed below) and employment benefits including vacation, health and dental insurance, group life and disability insurance, and director’s and officer’s liability insurance. The compensation of all Named Executive Officers is reviewed annually and all increases in base salary, awards of incentive bonuses, option grants and any other changes in compensation are approved by the Compensation Committee and the Board.

In the event that the employment of a Named Executive Officer is terminated by the Company without cause, the Named Executive Officer would be entitled to a lump sum payment (amount based on the executive’s then applicable base salary), continuing benefits and outplacement assistance. The current amount of the lump sum payment for the Named Executive Officers would be as follows: James DeMesa - $440,000 (12 months base salary); Arthur Ayres - $218,750 (15 months base salary); Jacob Clement - $192,500 (7 months base salary); Nancy Coulson - $168,750 (9 months base salary); William Milligan - $225,000 (12 months base salary). Benefits would continue for the same period and are subject to mitigation by the Named Executive Officer. For the two Named Executive Officers whose current entitlement is less than 12 months base salary (Jacob Clement and Nancy Coulson), the lump sum amount increases by one month for each full year of service to a maximum lump sum payment of 12 months base salary.

If, within 12 months following a change in control, a Named Executive Officer’s employment is terminated by the Company without cause or a Named Executive Officer resigns for good reason (as defined), the Named Executive Officer’s unvested stock options would vest immediately and the Named Executive Officer would receive the above noted entitlements for termination without cause except that the amount of the lump sum payment would be $880,000 (24 months base salary) for James DeMesa; $175,000 (12 months base salary) for Arthur Ayres; $330,000 (12 months base salary) for Jacob Clement; $225,000 (12 months base salary) for Nancy Coulson; and $281,250 (15 months base salary) for William Milligan. For Arthur Ayres, the lump sum amount increases by one month for each additional full year of service to a maximum lump sum payment of 15 months base salary. Within 12 months of a change of control, the Named Executive Officer can elect to trigger these entitlements if there is a material change in status, position, authority or responsibilities for the Named Executive Officer that does not represent a promotion, or represents an adverse change, from his/her status, position, authority or responsibilities in effect immediately prior to the change of control.

Remuneration of Directors

Cash Compensation

The Company’s directors who are not executive officers receive a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly. In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each committee meeting attended in person (or $250 per teleconference). Committee chairpersons are paid an additional $250 for each committee meeting attended in person (or $125 per teleconference). Alistair Duncan, Steven Gillis, Colin Mallet, Walter Moos and Keith Schilit are currently compensated on the preceding basis. Michael Abrams is eligible for the retainer and meeting fees as described above, however he has elected not to receive any cash compensation at this time. David Scott is paid a fixed fee of $1,667 per month for his services as a director and an additional $6,667 per month in his capacity as Chairman of the Company. Effective September 1, 2003, Mr. Scott participated, along with senior executives of the Company, in a 10% compensation deferral as part of the Company’s cash management program. Total fees to the non-executive directors for the year ended April 30, 2004 were $183,000.

Pursuant to a consulting agreement, Dr. Moos was compensated at a rate of US$12,500 per month for the period September 1, 2004 to February 28, 2005 and is eligible for a bonus based on the successful completion of this Offering. Dr. Moos may also receive US$200 per consulting hour in addition to the non-executive director compensation described above.

Equity Compensation

The Company also grants options to directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors of the Company and to closely align the personal interests of such persons to those of the shareholders. Directors who are not executive officers or representatives of any shareholder group receive 40,000 options upon their initial appointment or election to the Board and thereafter receive 7,500 options annually upon their re-election to the Board at the Company’s Annual General Meeting. Options granted to Directors are priced at market in accordance with the terms of the Company’s incentive stock option plans, vest upon grant and are exercisable for a term of five years. Alistair Duncan, David Scott, Michael Abrams, Steven Gillis, Keith Schilit and Colin Mallet are currently compensated on the preceding basis. Walter Moos was granted an option to purchase 250,000 Common Shares on the date of the Definitive Agreement to acquire MitoKor of which 150,000 vest over three years commencing upon completion of the acquisition (which occurred on August 31, 2004) and the remaining 100,000 vest upon the achievement of certain milestones. Dr. Moos will be eligible to participate in the annual grant of 7,500 options upon re-election to the board for non-executive directors (as described above) after a period of three years following the completion of the MitoKor acquisition.

On September 12, 2002, the Compensation Committee and the Board approved an amendment to the Company’s 2000 Incentive Stock Option Plan which placed a limit on the aggregate number of options held at any one time by the Company’s non-management directors. As a result, the Common Shares represented by unexercised options held at any one time by non-management directors may not exceed, in the aggregate, 2% of the total issued and outstanding Common Shares.

CORPORATE STRUCTURE

The Company was incorporated under the Companies Act (British Columbia) on August 27, 1979 as “Parklane Explorations Ltd.” and was continued under the Business Corporations Act (Alberta) on March 9, 1988 as “Parklane Technologies Inc.”. The Company was then continued under the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) on April 15, 1991 as “Consolidated Parklane Resources Inc”. On January 7, 1993, the Company’s name was changed to “Micrologix Biotech Inc.”, and on September 9, 2004, to “MIGENIX Inc.”.

In connection with the introduction of the Business Corporations Act (British Columbia) on March 29, 2004, the Company adopted new articles. The shareholders of the Company approved the adoption of the new articles and the changes therein at the Company’s annual general meeting on September 8, 2004. The new articles were amended to change the majority of votes required for the Company to pass a special resolution from three-quarters to two-thirds of votes cast at a general meeting and to alter the authorized capital of the Company such that the maximum number of Common Shares and preferred shares the Company is authorized to issue be eliminated.

Our principal place of business is located at BC Research Building, 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2 and our registered records office is Farris, Vaughan, Wills & Murphy LLP, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. We also have an office at 12780 High Bluff Drive, Suite 210, San Diego, CA USA 92130. We have appointed CT Corporation System with an office at 818 West Seventh Street, 2nd floor, Los Angeles, CA 90017 as our agent for service of process in the State of California.

We have three wholly owned (direct and indirect) subsidiaries as follows:

•	M&M Holdings Inc., a Delaware corporation;

•	MIGENIX Corp., a Delaware corporation (formerly MitoKor, Inc. and now a wholly-owned subsidiary of M&M Holdings Inc.); and

•	Micrologix Biotech (USA) Inc., a Delaware corporation (inactive).

DESCRIPTION OF SHARE CAPITAL

Authorized Share Capital

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value.

Common Shares

At April 5, 2005, there are 60,988,428 Common Shares issued and outstanding. The holders of Common Shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive on a proportionate basis dividends as and when declared by the Board out of funds legally available therefor. In the event of the dissolution, liquidation, winding up or other distribution of the Company’s assets among shareholders, the holders of the Common Shares are entitled to receive on a proportionate basis all of the assets remaining after payment of all of the Company’s liabilities, subject to the rights of holders of Preferred Shares. The Common Shares carry no pre-emptive or conversion rights and are not subject to redemption.

Preferred Shares

We may issue preferred shares (the “Preferred Shares”) in one or more series. The Board may alter the Company’s Notice of Articles and Articles to fix the number of Preferred Shares in, and to determine the designation of the shares of, each series and to create, define and attach rights and restrictions to the shares of each series, subject to the rights and restrictions attached to Preferred Shares as a class.

At April 5, 2005, there are 14,600,000 convertible redeemable preferred shares issued and outstanding in five series (350,000 Series A; 1,000,000 Series B; 5,250,000 Series C; 4,000,000 Series D; and 4,000,000 Series E representing US$14,600,000 in potential milestones payable (US$1 per preferred share) in connection with the in-licensing and acquisition transactions described in “Major Events Past Three Years”. Upon the achievement of a milestone, specified in the underlying agreement for each series of preferred share, the applicable number of preferred shares are (at our option) to be redeemed for cash and/or converted into Common Shares. If the Company elects to convert any of the preferred shares into Common Shares (to pay all or a portion of the milestone payment), the number of Common Shares to be issued is calculated based on: (i) the number of preferred shares being converted at US$1 per preferred share; and (ii) an average share price for our Common Shares on the Toronto Stock exchange for a five to 10 trading day period (number of days and nature of the average calculation is dependent on the series of preferred share) preceding the payment of the milestone. The number of Common Shares that can be issued on any conversion is subject to a minimum share price per Common Share and/or a specified maximum number of Common Shares that can be issued in respect of the applicable series of preferred shares, as follows:

•	$0.29 minimum price per Common Share for the Series A and Series B preferred shares and a maximum of 9,886,546 Common Shares
•	$0.88 minimum price per Common Share for the Series C preferred shares and a maximum of 9,501,401 Common Shares
•	a maximum of 11,778,846 Common Shares in respect of the Series D preferred shares
•	a maximum of 7,983,671 Common Shares in respect of the Series E preferred shares

If we are unable to pay a milestone or portion thereof by conversion into Common Shares, payment of such milestone amount is to be made by redeeming for cash the applicable series and number of preferred shares. If following a conversion of any Series A or Series B preferred shares the average price of our Common Shares for the 20 trading days subsequent to the conversion is less than the conversion price used to determine the number of Common Shares issued upon conversion, we are obligated to pay the difference in cash for the applicable number of Common Shares. The Series C preferred shares have a similar provision except the 20 trading day period may be extended for a longer period based on the number of Common Shares issued pursuant to the conversion and the average trading volume of our Common Shares during the period.

The Series E preferred shares are held in escrow, see “Escrowed Shares - Series E Escrowed Shares”.

The aggregate liquidation preference of the 14,600,000 preferred shares is US$675,003. We may at our option redeem each series of preferred shares as follows:

o	effective May 20, 2010, the then outstanding Series A preferred shares for an aggregate value of US$1
o	effective May 20, 2010, the then outstanding Series B preferred shares for an aggregate value of US$1
o	effective December 17, 2010, the then outstanding Series C preferred shares for an aggregate value of US$1
o	at any time the then outstanding Series D preferred shares for an aggregate value of US$1
o	at any time the then outstanding Series E preferred shares for an aggregate value of US$1

Any development milestone payments that become payable after such redemption, if any, would be payable in cash.

For additional information on the Preferred Shares, see “Selected Consolidated Financial Information and Management Discussion and Analysis - Liquidity and Capital Resources”.

Subject to such voting rights as may be attached to any series of the Preferred Shares by the directors, holders of Preferred Shares shall not be entitled as such to vote at any general meeting of members of the Company. Holders of Preferred Shares shall be given notice of and be invited to attend meetings of the holders of Common Shares.

The holders of Preferred Shares will rank in preference over the Common Shares and any other shares ranking junior to the Preferred Shares, with respect to the payment of dividends and the repayment of capital. No other class of shares ranking on par with or prior to the Preferred Shares with respect to the payment of dividends or the repayment of capital may be created without approval of the holders of the Preferred Shares.

The holders of Preferred Shares, as a class, are entitled on the distribution of our assets to receive, before any distribution is made to holders of Common Shares, the amount paid up with respect to Preferred Shares held by them, together with the fixed premium (if any) thereon and all accrued and unpaid dividends. After payment to holders of Preferred Shares of the foregoing amounts, such holders are not entitled to participate in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series of Preferred Shares.

Any conversion, exchange or retraction rights attached to a created series of Preferred Shares must be in accordance with the policies of any stock exchange on which the Company’s shares are then listed and posted for trading.

Shareholder Rights Plan

Shareholders of the Company approved the adoption of a Rights Plan dated July 31, 2000 on September 7, 2000.

The Rights Plan provides that upon a person or related group making a take-over bid, or acquiring beneficial ownership of 20% or more of the outstanding Common Shares, other than through certain “Permitted Acquisitions” (as discussed below) including a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan Agreement), or on terms otherwise approved by the Board, the Rights (as defined in the Rights Plan Agreement) entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a take-over bid made to all Independent Shareholders (as defined in the Rights Plan Agreement) by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below). The “permitted bid” concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid. Instead, shareholders who favour the bid indicate their approval simply by tendering their Common Shares to it. If a majority of the Common Shares other than those beneficially owned by the acquiror are tendered by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their Common Shares to the bid if they so choose. Common Shares deposited pursuant to a take-over bid for less than all of the Common Shares held by Independent Shareholders must be taken up and paid for on a pro rata basis. The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders’ meeting. As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.

Notwithstanding the foregoing, the Board may call a shareholders’ meeting at any time should it believe that a meeting would be beneficial to the shareholders.

The adoption of the Rights Plan does not in any way detract from or lessen the duty of the directors of the Company to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty. It is not the intention of the Board to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director. The proxy mechanism of the Business Corporations Act (British Columbia) is not affected by the Rights Plan, and a shareholder may use his statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board to call a meeting of shareholders.

Pursuant to the role of the Board to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board, the Rights may be redeemed by the Board within 10 business days following the announcement of a take-over bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Common Shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. “Flip-in Event”). In addition, until the occurrence of a Flip-in Event or a “Flip-over Transaction or Event” (as discussed below), the Board may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions.

If an acquiror does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board to make an offer on terms which the Board considers fair to all shareholders. In such circumstances, the Board may redeem the Rights or waive the application of the Rights Plan, as the case may be, thereby allowing the offer to proceed without dilution to the acquiror.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization at specified dates as adjusted to give effect to the Offering. The table should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in the Prospectus. All dollar amounts are expressed in thousands of Canadian dollars and all share amounts are in thousands.
Capital	Outstanding as at April 30, 2004	Outstanding as at January 31, 2005	Outstanding as at January 31, 2005 after giving effect to the Offering(1)(2)
	All figures in thousands
Shareholders’ equity:
Preferred shares	$-	$-	$-
(authorized - unlimited)(3)	(10,600 shares)	(14,600 shares)	(14,600 shares)
Common Shares	$108,517	$115,215	$●
(authorized - unlimited)(3)	(54,821 shares)	(60,981 shares)	(● shares)
Contributed surplus	$262	$586	$●
Deficit	($85,789)	($93,053)	$●
Total shareholders’ equity and capitalization	$22,990	$22,748	$●

Notes:
(1)	After deducting the Agents’ Fee and estimated expenses of the Offering.
(2)	Does not include Common Shares issuable on the exercise of options or warrants. See “Options to Purchase Securities”.
(3)
The shareholders of the Company approved the adoption of new articles on September 8, 2004, which included altering the authorized capital of the Company such that the maximum number of shares the Company is authorized to issue, including the maximum number of Common Shares and the maximum number of Preferred Shares, be eliminated. At April 30, 2004, the Company’s authorized capital was 300,000,000 Common Shares and 100,000,000 preferred shares.

DIVIDEND RECORD

We have no fixed dividend policy and have not paid dividends since our incorporation. The payment of dividends is subject to the discretion of the Board and will depend, among other factors, on our earnings, capital requirements and operating and financial condition. We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our Common Shares or Preferred Shares in the foreseeable future.

OPTIONS TO PURCHASE SECURITIES

Other than as disclosed below or elsewhere in this Prospectus, no person has, as of April 5, 2005, any other right or option to purchase any of our securities, including by exchange, conversion or otherwise.

Employee Stock Option Plans

We have two stock option plans pursuant to which stock options are granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members:

1996 Plan

The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996. The 1996 Plan was subsequently amended to make available 2,000,000 Common Shares which were conditionally reserved for issuance. The maximum number of Common Shares that may be issued pursuant to the 1996 Plan was decreased to 1,597,526 when the Company’s 2000 Stock Option Plan (“2000 Plan”) was approved of which 72,000 have been exercised leaving 1,525,526 Common Shares that can be issued pursuant to the 1996 Plan. As at April 5, 2005, there are stock options for the purchase of 966,175 Common Shares outstanding pursuant to the 1996 Plan and 559,351 Common Shares available for future option grants. The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. Options granted under the 1996 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board and are exercisable for five years from the date of vesting. The 1996 Plan will terminate as of February 9, 2006.

2000 Plan

The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Plan was amended at the Company’s 2002 Annual General Meeting to make available 4,000,000 Common Shares reserved for issuance of which 3,250 have been issued pursuant to the exercise of stock options leaving 3,996,750 Common Shares that can be issued pursuant to the 2000 Plan. As at April 5, 2005, there are stock options for the purchase of 3,030,400 Common Shares outstanding pursuant to the 2000 Plan and 966,350 Common Shares are available for future option grants. Options granted under the 2000 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board and are exercisable for five years from the date of vesting. The 2000 Plan will terminate as of July 31, 2010.

Outstanding Option Grants

The following is a summary of options which, as of April 5, 2005, are or will be held on or before the closing of the Offering by our present and former executive officers, directors, employees and consultants:

Class of Optionee (Number of Optionees in Class)	Number of Common Shares Under Option	Exercise Price	Expiration Date(15)	Market Value as at Date of Grant(16)
All past and current executive officers of the Company:
(1 person)(1)	75,000	$0.79	8/31/2011	$0.73
(1 person)(2)	150,000	$0.80	2/17/2010	$0.80
(1 person)(2)	200,000	$0.85	3/31/2010	$0.91
(2 persons)(2)	102,500	$0.89	3/27/2010	$0.88
(1 person)(2)	300,000	$0.92	8/11/2010	$0.93
(6 persons)(2)	126,000	$1.20	6/13/2012	$1.22
(1 person)(3)	1,000,000	$1.59	10/31/2009	$1.45
(6 persons)(2)	110,000	$1.79	6/1/2011	$1.75
(1 person)(4)	11,250	$2.70	1/1/2008	$2.70
(1 person)(4)	20,000	$3.40	9/30/2008	$3.45
(1 person)(4)	2,500	$3.65	1/18/2007	$3.63
(1 person)(4)	5,000	$3.80	1/6/2006	$3.85
(1 person)(4)	2,500	$4.20	3/9/2006	$4.10
(1 person)(4)	10,000	$5.28	1/26/2010	$5.40

(1 person)(4)	25,000	$5.45	1/26/2009	$5.45
(1 person)(4)	15,000	$6.78	10/1/2009	$6.25
All past and current directors who are not executive officers of the Company:
(3 persons)(6)	22,500	$0.55	9/8/2008	$0.54
(1 person)(6)	40,000	$0.76	11/14/2009	$0.78
(1 person)(7)	50,000	$0.89	3/27/2007	$0.88
(5 persons)(6)	70,000	$0.89	9/7/2009	$0.85
(3 persons)(6)	22,500	$0.95	9/11/2007	$0.96
(1 person)(8)	250,000	$1.07	8/31/2012	$1.07
(3 persons)(6)	40,000	$1.47	7/1/2008	$1.44
(3 persons)(6)	22,500	$1.86	9/5/2006	$1.82
(3 persons)(6)	45,000	$4.90	3/7/2006	$4.45
(3 persons)(6)	35,000	$5.55	9/6/2005	$6.00
All past and current employees of the Company (including senior management who are not executive officers of the Company):
(1 person)(2)	25,000	$0.62	12/1/2010	$0.60
(1 person)(2)	10,000	$0.69	3/9/2011	$0.70
(1 person)(2)	22,500	$0.71	06/30/2005	$0.72
(4 persons)(2)	65,000	$0.72	10/31/2010	$0.70
(1 person)(2)	5,000	$0.77	1/12/2011	$0.71
(1 person)(2)	100,000	$0.80	2/17/2010	$0.80
(1 person)(2)	25,000	$0.80	6/2/2010	$0.83
(1 person)(2)	100,000	$0.80	6/2/2010	$0.83
(1 person)(2)	2,000	$0.80	12/5/2012	$0.83
(2 persons)(2)	15,000	$0.80	4/6/2011	$0.84
(1 person)(2)	1,000	$0.81	9/29/2010	$0.75
(1 person)(2)	1,000	$0.88	6/12/2010	$0.90
(19 persons)(2)	117,000	$0.89	3/27/2010	$0.88
(1 person)(2)	1,000	$0.92	9/8/2010	$0.94
(1 person)(9)	300	$0.93	6/20/2010	$0.91
(1 person)(2)	10,000	$0.95	8/1/2010	$0.92
(1 person)(2)	1,000	$0.97	8/2/2012	$0.91
(1 person)(2)	5,000	$0.98	3/15/2012	$0.91
(2 persons)(2)	12,000	$1.19	6/27/2012	$1.16
(31 persons)(2)	123,900	$1.20	6/13/2012	$1.22
(27 persons)(2)	110,500	$1.79	6/1/2011	$1.75
(1 person)(4)	20,000	$1.83	9/3/2010	$1.90
(1 person)(4)	30,000	$2.10	7/29/2010	$1.99
(1 person)(4)	2,000	$2.15	8/17/2008	$2.15
(1 person)(4)	1,500	$2.29	7/15/2008	$2.50
(1 person)(4)	3,750	$2.30	10/26/2007	$2.35
(1 person)(4)	750	$2.60	1/18/2008	$2.80
(1 person)(4)	1,500	$2.65	10/7/2007	$2.50
(2 persons)(4)	3,000	$2.65	4/30/2008	$2.65
(1 person)(4)	1,500	$2.65	8/17/2007	$2.65
(1 person)(4)	10,000	$2.66	11/8/2008	$2.50
(1 person)(4)	2,000	$2.70	8/31/2008	$2.70
(1 person)(4)	7,500	$2.70	11/8/2007	$2.80
(1 person)(4)	1,500	$2.79	1/10/2008	$2.70
(1 person)(4)	2,000	$2.90	12/6/2008	$2.85

(1 person)(4)	10,000	$2.90	10/26/2008	$2.90
(1 person)(4)	3,750	$2.95	5/29/2007	$2.95
(2 persons)(4)	1,500	$3.25	5/1/2007	$3.25
(1 person)(4)	750	$3.30	7/15/2007	$3.10
(1 person)(10)	12,000	$3.40	6/28/2007	$3.40
(6 persons)(4)	5,125	$4.20	3/9/2006	$4.10
(1 person)(4)	1,000	$4.36	3/21/2010	$3.65
(1 person)(4)	1,000	$4.95	1/18/2009	$4.80
(1 person)(4)	1,000	$5.37	1/18/2010	$5.00
(1 person)(4)	4,000	$5.75	1/9/2010	$5.40
(1 person)(4)	2,000	$5.90	10/26/2009	$5.90
(1 person)(4)	10,000	$6.21	11/8/2009	$6.80
(1 person)(4)	6,000	$6.45	7/4/2009	$6.25
(1 person)(4)	5,000	$6.95	5/25/2009	$6.85
(1 person)(4)	1,000	$8.00	3/21/2009	$8.90
All past and current employees of a subsidiary of the Company:
(3 persons)(5)	151,000	$1.07	8/31/2012	$1.07
Consultants of the Company:
(1 person)(11)	100,000	$0.83	10/1/2010	$0.80
(3 persons)(4)	25,000	$0.87	4/9/2011	$1.00
(1 person)(12)	10,000	$0.89	3/27/2008	$0.88
(1 person)(13)	25,000	$1.83	3/3/2008	$1.90
(1 person)(14)	15,000	$1.83	11/30/2006	$1.90
(3 persons)(4)	15,000	$3.85	12/9/2006	$4.70
Total Shares Under Option:	3,996,575

Notes:
(1)	25% vested upon grant; balance over 36 months starting first anniversary from date of the option grant.
(2)	25% vested upon grant; balance over three years.
(3)	25% vested upon grant; balance over 36 months starting Nov/01 (20,833/month).
(4)	vests over 4 years.
(5)	25% on acquisition of MitoKor (August 31, 2004); balance over three years.
(6)	vested upon grant
(7)	vested upon achievement certain milestones (100% vested).
(8)	37,500 vest on Aug 31/04; 37,500 vest on each of the first, second and third anniversary of Aug 31/04; 100,000 vest based on the achievement of certain milestones.
(9)	25% vested upon grant; 25% vest on three month, six month and nine month anniversaries of start date.
(10)	vests over 5 years; first tranche vested upon grant.
(11)	25% vest on each of October 1, 2002, 2003, 2004 and 2005.
(12)	5,000 vested upon grant; 5,000 vest after 12 months.
(13)	Vests in 4 tranches over 2 years.
(14)	Vests in 4 tranches between date of grant and Nov 30, 2001.
(15)	All options expire five years after date vested. Date shown is expiry date of last tranche of option to vest.
(16)	Closing price on the last trading day prior to grant of option.

Other Options or Rights to Purchase Common Shares

In addition to the stock option plans described under the heading “Employee Stock Option Plans” above, the following warrants entitling the holder to acquire Common Shares are outstanding(1):

Number of Common Shares issuable upon exercise(1)
Type of Warrants
2002 Warrants	1,970,414
2004 Warrants	3,375,000
2004 Compensation Warrants	506,250
MitoKor Warrants	128,862
TOTAL:	5,980,526

(1)
Common Shares that could be issued upon the conversion of any of the convertible/redeemable Series A, B, C, D and E preferred shares following the achievement of specified milestone(s) underlying the preferred shares are excluded from this table, see “Description of Share Capital - Preferred Shares”).

2002 Warrants

On December 3, 2002, we issued warrants to purchase (i) 987,500 Common Shares at $1.50 per Common Share; and (ii) 982,914 Common Shares at $3.00 per Common Share (the “2002 Warrants”) in connection with a private placement of 7,850,000 Common Shares for proceeds of $5,495,000. The 2002 Warrants, subject to certain early expiry provisions, expire December 5, 2005 and December 3, 2007, respectively. The warrant holders, pursuant to the terms of the warrants, can elect, when exercising their warrants, to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of Common Shares.

The 2002 Warrants, among other things, include provisions for the appropriate adjustment in the class, number and price of the Common Shares to be issued upon exercise of the 2002 Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of our Common Shares, the payment of stock dividends and an amalgamation.

2004 Warrants

On March 8, 2004, we issued warrants for the purchase of 3,375,000 Common Shares (the “2004 Warrants”) at a price of $1.25 per Common Share in connection with a private placement of 6,750,000 Common Shares for gross proceeds of $6,750,000. The 2004 Warrants, subject to certain early expiry provisions, expire March 8, 2006.

The 2004 Warrants were issued under a warrant indenture between us and Pacific Corporate Trust Company. The warrant indenture, among other things, includes provisions for the appropriate adjustment in the class, number and price of the Common Shares to be issued upon exercise of the 2004 Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of our Common Shares, the payment of stock dividends and an amalgamation.

2004 Compensation Warrants

In connection with the March 8, 2004 private placement (see “2004 Warrants” above) an additional 506,250 warrants expiring March 8, 2006 were issued to Canaccord Capital Corporation for the purchase of 506,250 Common Shares at a price of $1.00 per Common Share.

MitoKor Warrants

In connection with the August 31, 2004 acquisition of MitoKor we assumed warrants for the purchase of 128,862 Common Shares (the “MitoKor Warrants”) at a weighted average net exercise price per Common Share of US$13.53 (range US$13.21 to US$17.75), expiring between June 21, 2006 and June 22, 2011. If exercised, the holders of the MitoKor Warrants are also entitled to up to US$88,659 in milestone payments, payable at our option, in cash and/or Common Shares.

PRIOR SALES

The following table sets forth the details of all issuances or sales of Common Shares since April 5, 2004:
Date of Issuance	Type of Security	Aggregate Number of Securities	Price Per Security	Net Proceeds Received
April 29, 2004	Common Shares	250(1)	$0.47	$117
May 3, 2004	Common Shares	1,000(1)	$0.89	$890
May 7, 2004	Common Shares	500(1)	$0.89	$445
August 2, 2004	Common Shares	617,284(2)	$1.08	$652,818
August 31, 2004	Common Shares	5,388,691(3)	$1.02	$5,999,021
November 29, 2004	Common Shares	152,052(4)	$1.02	$155,201
November 29, 2004	Common Shares	500(1)	$0.55	$275
February 3, 2005	Common Shares	7,500(1)	$0.70	$5,250

Notes:
(1)	Exercise of options under th0e Company’s option plans.
(2)
Equity investment by Cadence Pharmaceuticals, Inc. pursuant to Collaboration and License Agreement (see “Selected Consolidated Financial Information and Management Discussion and Analysis - Results of Operations for the Three and Nine Months Ended January 31, 2005 - Revenues”). Price included a premium to market at the date of issuance which, for accounting purposes, was recorded as licensing revenue.

(3)
Issued as part of the consideration paid for the acquisition of MitoKor. (see “Selected Consolidated Financial Information and Management Discussion and Analysis - Significant Acquisition - MitoKor, Inc.”). As at April 5, 2005 3,233,045 of these Common Shares remain subject to lockup and are not freely tradeable. The lockup in respect of 1,616,696 Common Shares expires August 31, 2005 and the lockup for the remaining 1,616,349 Common Shares expires February 28, 2006.

(4)	Issued in payment of a commission payable in connection with MitoKor acquisition.

PRINCIPAL SHAREHOLDERS

As at April 5, 2005, to the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company other than the following:

Name of Principal Shareholder	Designation of Class	Number		Percentage of Class
		Before Offering	After Offering	Before Offering	After Offering
Biotechnology Value Fund, L.P.	Common Shares	8,200,000(1)(2)	●(3)	13.4%	●%(3)

Notes:
(1)
The 8,200,000 Common Shares held by Biotechnology Value Fund, L.P. are owned of record and beneficially. The directors and executive officers of the Company have no knowledge of the individuals who, through ownership of or control or direction over, the securities of Biotechnology Value Fund, L.P., is a principal shareholder of Biotechnology Value Fund, L.P.

(2)
In addition, Biotechnology Value Fund, L.P. holds warrants exercisable to purchase 981,211 Common Shares at $1.50 per share and 981,210 Common Shares at $3.00 per share (see “Options to Purchase Securities-2002 Warrants”. These warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of Common Shares. If fully exercised, Biotechnology Value Fund, L.P. would beneficially own 16.1% of the issued and outstanding Common Shares based on the number of outstanding Common Shares as of April 5, 2005 plus the maximum number of Common Shares that could be issued to Biotechnology Value Fund, L.P. on exercise of the warrants.

(3)	See BVF Right of Participation described under the heading “Other Material Facts”.

PRICE RANGE AND TRADING VOLUME OF OUR SHARES

Our Common Shares are listed on the TSX under the symbol “MGI” and trade in the United States over-the-counter (pink sheets) under the trading symbol “MGIFF”.

The following table sets forth the high and low sales prices per share and trading volumes for our Common Shares on the TSX for the periods indicated. All dollar amounts are expressed in Canadian dollars.
	Price Per Share		Share Trading Volume
Calendar Period	High	Low	Number of Shares
	$	$
2003
First Quarter	.81	.62	3,606,543
Second Quarter	1.95	.75	6,301,316
Third Quarter	1.59	.45	16,847,333
Fourth Quarter	.82	.58	5,005,121
2004
First Quarter	1.18	.61	9,549,925
Second Quarter	1.28	.91	6,250,603
Third Quarter	1.10	.76	4,166,633
October	.95	.82	679,027
November	.90	.70	1,516,531
December	.84	.69	1,268,274
2005
January	.90	.74	1,100,249
February	.85	.74	1,138,621
March	.79	.65	1,091,100
April 1st - 5th	.74	.67	160,400

ESCROWED SHARES

As at April 5, 2005, the following securities of the Company are held in escrow:

Designation of Class	Number of securities held in Escrow	Percentage of Class
Common Shares(1)	1,186,772	1.9%
Series E Preferred Shares(2)	4,000,000	100%

Notes:
(1)	See “Performance Escrowed Shares” below.
(2)	See “Series E Escrowed Shares” below.

Performance Escrowed Shares

Pursuant to an amended and restated escrow agreement (the “Escrow Agreement”) dated October 22, 1998 (original agreement entered into October 22, 1992 pursuant to the listing of the Company’s Common Shares on the Vancouver Stock Exchange, as it was then known) among Pacific Corporate Trust Company (the “Trustee”), the Company, Robert Hancock, Stephen Elliston, William Kay, Kevin Nephin and Heidi Hirst, certificates representing 1,186,772 Common Shares (the “Escrowed Shares”) of the Company are held in escrow by the Trustee.

The Escrowed Shares are to be released from escrow on the basis of (i) one share for every $0.3247 of cumulative cash flow generated based upon audited financial statements of the Company not previously applied towards the release of the Escrowed Shares and/or (ii) in three equal increments, each individual increment upon achievement of one of the following milestones:

•
the Company (a) entering, directly or indirectly, into a partnership, alliance, collaboration or other similar relationship (the “Alliance”) with an arm’s length company (the “Strategic Partner” or the “Initial Strategic Partner”) and (b) the Strategic Partner, directly or indirectly, contributing cash, including equity but not debt, (the “Financial Contribution”) to the Alliance having an aggregate value of at least $15 million, of which at least $5 million (excluding equity) is a non-refundable payment made in cash to the Company upon entering into the Alliance;

•
the Company (a) entering directly or indirectly, into a second Alliance (the “Second Alliance”) with a Strategic Partner or extending the Initial Alliance with its Initial Strategic Partner (the “Extended Alliance”), and (b) the Strategic Partner or Initial Strategic Partner, directly or indirectly, making a Financial Contribution to the Second Alliance or Extended Alliance having an aggregate value of at least $25 million, of which at least $10 million (excluding equity) is a non-refundable payment made in cash to the Company upon entering into the Second Alliance or Extended Alliance; or

•	a new drug application is filed in respect of one of the Company’s product candidates in Canada or the United States or an equivalent application in Japan and certain major European countries.

The Escrowed Shares are subject to cancellation on October 22, 2005 if not released from escrow or otherwise cancelled prior to such time.

Series E Escrowed Shares

Under the terms of the MitoKor acquisition agreement 4,000,000 Series E preferred shares issued by the Company representing US$4 million in potential milestone payments payable by the Company during the 36 month period ending August 31, 2007 are being held in escrow by Pacific Corporate Trust Company pursuant to an escrow agreement (the “Series E Escrow Agreement”). The Series E preferred shares are being held in escrow to satisfy the indemnification obligations of MitoKor, until released pursuant to the terms of the acquisition agreement and the Series E Escrow Agreement.

Under the terms of the acquisition agreement, the former MitoKor stockholders are required to indemnify the Company and its affiliates and their respective representatives from and against any and all losses incurred in connection with, arising out of, resulting from or incident to any breach or inaccuracy of any representation, warranty or covenant made by MitoKor in the acquisition agreement or in the ancillary documents. The aggregate indemnity obligations arising from all breaches of representations and warranties and covenants other than those related to tax matters pursuant to the acquisition agreement shall not exceed US$1 million worth of the Series E preferred shares held in escrow. Indemnity obligations with respect to tax matters shall not exceed US$4 million worth of the Series E preferred shares held in escrow.

Upon the achievement of milestones pursuant to the acquisition agreement, the applicable number of Series E preferred shares will, at our option, be redeemed for cash and/or converted into Common Shares as milestone payments (the “Milestone Payments”). Provided there are no unsatisfied claims under the indemnity obligations described above, the Milestone Payments will be released to the Series E shareholders as follows:

(1)	50% of the first US$2 million in Milestone Payments earned before February 28, 2006 will be released;

(2)	100% of the Milestone Payments in excess of US$2 million earned before February 28, 2006 will be released;

(3)	100% of all Milestone Payments earned before February 28, 2006 not previously released pursuant to (i) and (ii) above will be released on February 28, 2006; and

(4)	100% of all Milestone Payments after February 28, 2006 will be released.

All of the Series E preferred shares not redeemable or convertible as a Milestone Payment as at August 31, 2007 can be redeemed by the Company for an aggregate of US$1.

PLAN OF DISTRIBUTION

The Offering

Pursuant to the terms of an agency agreement (the “Agency Agreement”) to be entered into between us and the Agents, the Agents will conditionally offer the Units, on a commercially reasonable efforts basis, if, as and when issued by us and accepted by the Agents in accordance with the conditions contained in the Agency Agreement. The Agents may form a sub-agency group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Agents out of the Agents’ Fee.

The closing of the purchase and sale of the Units is expected to occur on or about ●, 2005, or such other date as may be agreed upon between us and the Agents. The Offering is not underwritten or guaranteed by any person.

The Offering consists of up to ● Units, at a price of $● per Unit, for gross proceeds of $● million. Each Unit will consist of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.● at any time on or prior to ● (the “Warrant Expiry Date”).

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part, and we reserve the right to close the subscription books at any time without notice. Certificates evidencing the Common Shares and Warrants will be available for delivery on the closing of the Offering. No minimum number of Units must be sold pursuant to the Offering. Under applicable securities laws, the Offering must be completed by ●, 2005.

While the Agents have agreed to use their commercially reasonable efforts to sell the Units offered hereby, the Agents are not obliged to purchase any Units which are not sold. The Agency Agreement provides that, upon the occurrence of certain stated events, the Agents may terminate the Offering and the obligations of investors to purchase the Units will then cease.

We intend to apply to list the Common Shares on the TSX. Listing will be subject to the fulfillment by us of all the listing requirements of the TSX. We do not intend to apply for listing of the Warrants or the Compensation Warrants for trading on any exchange or quotation system.

An investment in the Units involves a high degree of risk. See “Risk Factors”.

All investors are advised to consult their own taxation, accounting and legal advisors to determine income tax benefits or consequences, if any, to purchasers of Units. Neither we nor our accounting and legal advisors will provide any legal, accounting or tax advice to prospective investors in connection with the Offering.

The Offering Price of the Units offered by the Agents was determined by negotiation between us and the Agents.

The Warrants

The Warrants will be issued under a warrant indenture (the “Warrant Indenture”) between us and Pacific Corporate Trust Company. Each whole Warrant will entitle the holder to acquire one Common Share of the Company, subject to adjustment as provided by the Warrant Indenture, upon exercise during the period ending on the date that is ● years following the closing of the Offering. After that date, any unexercised Warrants will expire, be void and of no value, and all rights to acquire Common Shares will cease.

The Warrant Indenture provides for adjustments to be made to the number of Common Shares issuable upon the exercise of the Warrants in certain events, such as:

(1)	the subdivision or consolidation of Common Shares;

(2)	the issue or distribution by the Company to its shareholders of Common Shares (or securities convertible into or exchangeable for Common Shares), of property or other assets;

(3)	the reclassification or capital reorganization of the Common Shares; and

(4)
a consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to any other person.

No fee or commission is payable to the Agents with respect to the exercise of the Warrants. The Warrants will be transferable.

The Warrants and common shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state, and the Warrants may not be exercised in the United States or by or on behalf of a U.S. person unless an exemption from registration is available under the U.S. Securities Act and any applicable state securities laws. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

Qualification of Securities and Distribution

This Prospectus qualifies the distribution of the Units in Canada, together with the Warrants and Compensation Warrants. This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of up to ● Units to be issued or sold pursuant to the Over-Allotment Option and up to ● Units to be issued or sold pursuant to the BVF Right of Participation described under the heading “Other Material Facts”. The Units are being offered in Canada pursuant to this Prospectus and in the United States on a private placement basis exempt from the registration requirements of the U.S. Securities Act.

Appointment of Agents

In consideration for the services to be performed by the Agents, we have agreed to pay to the Agents a cash commission (the “Agents’ Fee”) equal to 7.5% of the gross proceeds of the Offering. In addition, we will grant to the Agents Compensation Warrants entitling the Agents for a period of three years following the closing of the Offering to purchase such number of Common Shares as is equal to 7.5% of the number of Units sold under the Offering (including those purchased pursuant to the Over-Allotment Option and the BVF Right of Participation), at the price per Unit paid by the public under the Offering.

The Company has granted the Agents an option (the “Over-Allotment Option”), exercisable within 30 days from the closing of the Offering, to purchase up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering, at the offering price per Unit, to cover over-allotments, if any, and for market stabilization purposes. The Agents will also be entitled to the Agents’ Fee and Compensation Warrants in respect of Units purchased upon exercise of the Over-Allotment Option and the BVF Right of Participation.

The obligations of the Agents under the Agency Agreement may be terminated at their discretion upon the occurrence of certain stated events.

We have agreed with the Agents not to issue or announce the issuance of any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares without the prior written consent of the Agents, such consent to not be unreasonably withheld, for a period of 90 days following the closing of the Offering, other than pursuant to: (a) presently outstanding rights to acquire Common Shares, including options, warrants and other exchangeable or convertible securities; (b) options or shares granted to officers, directors or employees of the Company or any subsidiary thereof pursuant to stock option and stock ownership plans or any stock option, stock ownership or bonus plans; (c) any merger or acquisition transactions effected by the Company; or (d) in connection with an investment in the Company by an industry or strategic investor.

Pursuant to policy statements of the Ontario Securities Commission, the Agents may not, throughout the period of distribution of the securities offered by this Prospectus, bid for or purchase our Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a take-over bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a take-over bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution of the securities offered by this Prospectus. Pursuant to the first-mentioned exception, in connection with this Offering, the Agents may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Units, the Common Shares and Warrants underlying the Units, the Compensation Warrants and the Common Shares issuable upon exercise of the Warrants and the Compensation Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

The Agents have agreed that they will not offer to sell the Units within the United States, or to or for the account or benefit of U.S. persons, except in accordance with the exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act. We currently anticipate that a portion of the Offering will be sold to U.S. persons that are institutional accredited investors that satisfy the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act.

In addition, until 40 days after the closing of the Offering, the offer or sale of Common Shares or Warrants underlying the Units, or Common Shares issuable upon exercise of the Warrants within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless made in accordance with Rule 144A under the U.S. Securities Act or another available exemption from registration.

RISK FACTORS

Investing in the Units involves a high degree of risk. Before purchasing any Units, you should carefully consider the following risk factors as well as all other information contained in this Prospectus, including our consolidated financial statements and the related notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the trading price of our Common Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of operating losses and expect to incur further losses; We are dependent on additional financing and may be forced to limit or cease our operations

We have experienced significant operating losses in each year since our inception. As of January 31, 2005, our accumulated deficit was approximately $93.1 million (April 30, 2004: $85.8 million). We incurred losses of $7.3 million for the nine months ended January 31, 2005, $12.2 million in our fiscal year ended April 30, 2004, $12.4 million in our fiscal year ended April 30, 2003, and $19.9 million in our fiscal year ended April 30, 2002. Our losses have resulted primarily from costs related to the research and development of experimental new drug candidates and general and corporate costs relating to our operations. We expect to incur substantial additional losses over at least the next several years.

Our ability to achieve a consistent, profitable level of operations is dependent upon the successful development of our products, entering into agreements on favourable terms with corporate collaborators for the development and commercialization of our products, obtaining regulatory approvals for the marketing of our products, and the successful manufacture and marketing of our products.

We do not anticipate revenues from product sales in the next two years. In the future we expect to earn royalty revenue from any product that we and our collaborators successfully develop and obtain approval for marketing. We cannot predict if these revenues, if any, will ever be sufficient to achieve or sustain profitability. We anticipate that our sources of revenues for the next few years will consist of license fees, milestone payments and research and development revenues pursuant to development and commercialization arrangements, including our current agreements with Cadence, Pfizer, Spring Bank and Wyeth (see “Development and Commercialization Agreements”).

We will require substantial additional capital to conduct our operations. We have financed our operations primarily through the sale of equity securities. Our future capital requirements will depend on many factors, including, among others, the following:

•	the progress of our pre-clinical studies and clinical trials, the magnitude and scope of these activities and future product development decisions;

•	the amount and timing of milestone based licensing payments, if any, from our agreements with Cadence, Spring Bank, Pfizer and Wyeth (see ”Development and Commercialization Agreements”)

•
our ability to establish new development and commercialization agreements for our unpartnered product candidates; the terms of such arrangements, including: the timing and amount of any up-front payments, milestone payments, responsibility for research and development activities and funding thereof;

•
payments pursuant to our license and collaboration agreements (see “Technology Licenses and Research Collaborations”) including any preferred shares that we are obligated to redeem and/or convert upon the achievement of milestones (see “Description of Share Capital - Preferred Shares”).

•	the time and costs involved in obtaining regulatory approvals and our ability to develop and obtain regulatory approval for our products in our targeted indications;

•	the time and costs involved in scaling up the commercial manufacturing of our products;

•	the amount and terms of any government and/or grant funding obtained for the development of our product candidates;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•	any new technologies and/or product candidates we acquire or in-license;

•	market acceptance of our products if approved for marketing; and

•	other factors not within our control.

We have no committed sources of additional capital. In the future we will need to raise additional capital through further equity financings. Additional equity financings could result in significant dilution to shareholders. Funds may not be available to us in the future on favorable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts for the product candidates we are developing. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish to continue our operations. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We may experience delays in our clinical trials which may delay potential revenues from development and commercialization agreements and impact our ability to complete future financings

Our ability to generate revenue from existing or new development and commercialization arrangements and complete additional financings on a timely basis and favourable terms depends in large part on our and our collaborators ability to successfully start, manage and complete clinical trials of our product candidates (including the MX-3253 Phase II combination therapy and the MX-226 Phase III clinical trials) within the forecasted timelines.

We have no control over when Cadence will start or complete the MX-226 Phase III clinical trial which will impact the timing of any revenues from our agreement with Cadence, as well as our future financing prospects.

Our ability to start the MX-3253 combination therapy and Cadence’s ability to start the MX-226 Phase III clinical trials, depends, in part, on obtaining the required regulatory clearances in the countries where the clinical trials are to be completed (for MX-226 also depends on Cadence obtaining a Special Protocol Assessment from the FDA), completion of manufacturing operations, securing supply of products to be used in the trials as well as other clinical supplies, and contracting with and training clinical sites. Obtaining clinical trial sites can be very competitive particularly for Hepatitis C Virus studies due to the number of companies conducting such clinical trials. Additionally, finding sites capable of conducting the planned clinical trials and enrolling a sufficient number of patients can be challenging due to the specific requirements of the trials.

The ability to complete the clinical trials in the expected time frames once started depends, in part, on the rate of patient enrollment and patient retention, which is a function of many factors, some of which are beyond our control. If patient enrollment is less than expected we or our collaborators may need to add additional clinical sites to complete the clinical trials, thus likely delaying completion of the trial.

We and our collaborators rely on third parties, including contract research organizations, and outside consultants to assist us in managing, monitoring and conducting our clinical trials. We rely on these parties to assist in the recruitment of sites for participation in clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites conduct the trials in compliance with the protocol and our instructions. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations to us, our clinical trials may be delayed or unsuccessful. The FDA or other regulatory agencies may inspect some of our clinical sites or our third-party vendors' sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA or another applicable regulatory agency determines that our third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate such clinical trials.

Delays in starting and completing clinical trials could have a material adverse effect on our business, financial condition and results of operations, including impacting our ability to enter into development and commercialization agreements for our unpartnered programs, the timing of potential revenues from currently partnered programs and/or future financings.

Our success depends on development and commercialization partners, licensees and other third parties over whom we have limited control; Failure to successfully manage these relationships may delay the development and/or the commercialization of our product candidates

The success of our business strategy is largely dependent on our ability to enter into and to effectively manage corporate collaborations. Our collaborative efforts include entering into in-licensing arrangements, research collaborations and technology development and commercialization arrangements. Development and commercialization activities related to our partnered product candidates and intellectual property (MX-226 licensed to Cadence; MX-1313 licensed to Spring Bank; and the patents licensed to Pfizer and Wyeth) are controlled by our partners and we have limited or no input into their activities.

We entered into a Collaboration and License Agreement with Cadence in August 2004 for the development and commercialization of MX-226 in North America and Europe (see “Development and Commercialization Agreements - Cadence Pharmaceuticals, Inc.”). We have formed a Joint Development Management Committee (“JDMC”) with Cadence to oversee the development of MX-226. The JDMC has an equal number of representatives from Cadence and MIGENIX. In the event that the JDMC is unable to reach a consensus on a matter, Cadence has the right to make the final decision which is to be exercised in good faith.

We entered into a license agreement with Spring Bank in December 2003 for the development and commercialization of MX-1313 for the treatment of Hepatitis B Virus infections (see “Development and Commercialization Agreements - Spring Bank Technologies, Inc.”). We have no involvement in the development of MX-1313 and under the agreement with Spring Bank we are to receive annual updates on MX-1313 development and commercialization activities. MX-1313 has the potential to be a competitive product to the HBV compounds we are developing as part of our business, and the information that Spring Bank provides to us on the development of MX-1313 may be limited.

With the acquisition of MitoKor in August 2004, we acquired agreements with Pfizer and Wyeth (see “- Pfizer, Inc” and “Wyeth Pharmaceuticals” under “Development and Commercialization Agreements”). We have no involvement in the development of any of the intellectual property licensed to Pfizer or Wyeth and we have limited or no information from Pfizer and Wyeth as to the status and their plans for the intellectual property. Both parties continue to pay costs for the patents and patent applications licensed to them.

We also have collaborative and/or in-license agreements with parties from whom we have acquired or in-licensed intellectual property including several of our product candidates (see “Technology Licenses and Research Collaborations”).

On an ongoing basis we investigate in-licensing, acquisition, collaboration and out-licensing opportunities to expand and advance our product pipeline. There can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of our products or the generation of significant revenues.

Because we enter into research and development collaborations at various stages of research and product development, our success is partially dependent upon the performance of our corporate collaborators. The amount and timing of resources to be devoted by our corporate collaborators to our product candidates and development activities are not within our direct control, and there can be no assurance that our corporate collaborators will commit sufficient resources to our research and development programs or the commercialization of our products. Our corporate collaborators may not perform their obligations as expected. Our corporate collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us, or disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

Because our business model includes entering into corporate collaborations and requires us to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. We may not be able to simultaneously and effectively manage our corporate collaborations, thus delaying the development and commercialization of certain of our product candidates.

Our success depends on our ability to retain and attract key qualified personnel and if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop or commercialize our product candidates

We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives. We have employment agreements with each of our executive officers and key employees; however, each may terminate their employment upon notice and without cause or good reason. Currently we are not aware that any executive officer or key employee is planning to leave or retire. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.

We also have relationships with scientific and medical collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to our technologies.

Certain of our directors and officers may serve as directors or officers of other companies or have shareholdings in other companies which may lead to conflicts of interest that could be harmful to our interests. In the event that a director and/or officer has a conflict he or she is required to advise us of his or her conflict, and abstain from participation in matters related to the conflict.

We have not completed the development of any commercial products and have no revenues from the sale of products; We may not achieve profitability

We have not completed the development of any commercial products, and accordingly we have not begun to market or generate revenues from sales of the products we are developing. Our primary focus from our inception in 1993 to May 2002 was on the research and development of product candidates based on antimicrobial peptides. As a result of these efforts, we have two cationic peptide product candidates in the clinical stage of development: MX-226 for the prevention of catheter-related infections (completed one phase III study) and MX-594AN for the treatment of acne (completed two phase II studies). Since May 2002, we have acquired three product candidates in the clinical stage of development: MX-3253 for the treatment of chronic Hepatitis C Virus infections (phase II), MX-4509 for the treatment of neurodegenerative diseases (completed a phase I study) and MX-1121 for treatment of HPV (completed a phase I study), as well as several earlier stage development programs. We will be required to commit substantial resources and to conduct time-consuming research, non-clinical studies and clinical trials to complete the development of our product candidates.

There can be no assurance that any of our product candidates will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or that the investment made in such product candidates will be recouped through sales or related royalties. Products that may result from our research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before we will receive revenues from commercial sales of such products. There can be no assurance that we will ever achieve profitability. As a result, an investment in the Units of the Company involves a high degree of risk and should be considered only by those persons who can afford a total loss of their investment.

Even if we obtain the necessary marketing approvals, our products may not gain meaningful market acceptance, and we may not become profitable

We may not be able to contend successfully with competitors. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Our current and potential competitors generally include major multinational pharmaceutical companies, biopharmaceutical firms, specialty pharmaceutical companies, universities and other research institutions.

Currently approved products and treatments, and any new products and treatments that are approved in the future may reduce the marketability of any products that we obtain marketing approval for, particularly to the extent such products and treatments:

•	are more effective;

•	have fewer or less severe adverse side effects;

•	have better patient compliance;

•	receive better reimbursement terms;

•	are accepted by more physicians;

•	are more adaptable to various modes of dosing;

•	have better distribution channels;

•	are easier to administer; or

•	are less expensive.

Many of our competitors, either alone or together with their collaborators, have substantially greater financial resources and larger research, development and regulatory staffs than we do. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors.

There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us and our corporate collaborators, or that such competitive products will not render our products obsolete.

We have yet to market or sell any pharmaceutical products; our success will depend on third parties’ marketing and distribution capabilities; we may need to establish our own marketing and distribution capabilities

We currently have no sales, marketing or distribution capability. We intend to rely primarily on our corporate collaborators to market our product candidates, if and when approved; however, there can be no assurance that such corporate collaborators have effective marketing, sales and distribution capabilities. Cadence, our partner for the development and commercialization of MX-226 and Spring Bank who has licensed MX-1313 from us currently have no marketing, sales or distribution capabilities. Cadence intends to establish marketing, sales and distribution capabilities and there can be no assurance that they will be successful in their efforts.

If we or our collaborators are unable to establish or maintain relationships with collaborators with sales, marketing or distribution capabilities and we or our collaborators are required to market any of our products directly, we or our collaborators will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. There can be no assurance that we or our collaborators will be able to establish or maintain such relationships with third parties or develop in-house marketing, sales and distribution capabilities.

Our product candidates subject us to the risk of product liability claims for which we may not be able to maintain or obtain adequate insurance coverage

Inherent in the use of our product candidates in clinical trials, as well as in the manufacturing and distribution in the future of any approved products, is the risk of financial exposure to product liability claims and adverse publicity in the event that the use of such products results in personal injury or death. There can be no assurance that we will not experience losses due to product liability claims in the future. We have a product liability policy covering our clinical trials from September 26, 2000 to December 20, 2005 with aggregate coverage of US$10 million. There can be no assurance that this insurance coverage will be adequate or that future insurance coverage will be available in sufficient amounts or at an acceptable cost, or at all. We have also indemnified investigators at clinical sites where we are the sponsor of the clinical trial. In addition to the clinical trials that we conduct we are also exposed to potential product liability claims for clinical trials that our corporate collaborators conduct with our product candidates and there can be no assurance that the collaborators will obtain and maintain adequate insurance coverage, or that we will not be subject to such product liability claims in respect of the clinical trials undertaken by our collaborators.

In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if such a claim is successful, damage awards not covered by our insurance. Defending any product liability claim or claims could require us to expend significant financial and managerial resources. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, may have a material adverse effect on our business, financial condition and results of operations.

We may encounter difficulties in manufacturing our products delaying or preventing the development or commercialization of our product candidates

There can be no assurance that our product candidates can be manufactured at a cost or in quantities necessary to make them commercially competitive or even viable. We do not have any manufacturing facilities and we are dependent on third party contract manufacturers and/or collaborators to produce our product candidates for pre-clinical studies, clinical trials and for product commercialization. There can be no assurance that such third party manufacturers or collaborators will be able to meet our needs with respect to timing, quantity, quality or pricing. If we are unable to contract for a sufficient supply of product on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers or collaborators, our pre-clinical, clinical testing and/or product sales would be delayed, thereby delaying the submission of products for regulatory approval and/or market introduction and subsequent sales of such products.

Our success depends on the management of growth

Our future growth, if any, may cause a significant strain on management, operational, financial and other resources. We have acquired technologies through acquisitions of other entities, including MitoKor in August 2004. Our ability to effectively manage growth will require us to implement and improve our scientific, operational, financial and management information systems and to expand the number of, and to train, manage and motivate, our employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product and business development without a corresponding increase in our scientific, operational, financial and management information systems could have a material adverse effect on our performance. The failure of our management team to effectively manage growth could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses, higher development costs and/or lower revenues associated with currency fluctuations and may not be able to effectively hedge our exposure

Our operations are in many instances conducted in currencies other than the Canadian dollar and fluctuations in the value of currencies relative to the Canadian dollar could cause us to incur currency exchange losses, higher development costs and/or lower revenues.

We expect that our U.S. dollar denominated expenditures will increase as we undertake clinical trials in the U.S., scale up manufacturing of our product candidates, are required to pay milestones under our license agreements (see “Technology Licenses and Research Collaborations”) and should we decide to expand our U.S. operations. To the extent that our U.S. dollar denominated revenues from development and commercialization agreements (see “Development and Commercialization Agreements”) and our existing U.S. dollar cash, cash equivalents and short term investments do not cover our U.S. denominated expenditures we will need to purchase U.S. dollars at the then prevailing exchange rates.

The Canadian dollar has strengthened significantly against the U.S. dollar since 2002. Should the Canadian dollar weaken against the U.S. dollar our operating results will be adversely impacted by higher development costs until we have sufficient U.S. dollar revenues to offset our U.S. dollar development costs. Much of our future revenues are anticipated to be denominated in U.S. dollars. Should the U.S. dollar continue to weaken against other currencies including the Canadian dollar the aggregate value of such revenues to us will decrease.

We currently do not implement any currency hedging techniques to mitigate the impact of currency fluctuations on our financial results. These techniques if implemented in the future do not eliminate the effects of currency fluctuations with respect to anticipated revenues or cash flows, and, as they are short term in nature, would not protect us from prolonged periods of currency fluctuations.

Risks Related to Regulatory Matters

Our products under development require significant testing; we may not be able to obtain the regulatory approvals or clearances necessary to commercialize our products

We are currently not authorized to market any products in any jurisdiction. The pre-clinical testing and clinical trials of our product candidates and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any new products are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by similar agencies in other countries. Any product we or our corporate collaborators develop must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. We may experience unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our product candidates, including the following:

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•	the results of pre-clinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that previously were believed to be promising;

•	we, or our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•
our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use, if approved; and

•
clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials may not be sufficient to support approval by the regulatory authorities of our product candidates.

The clinical trials of our products under development may not be completed on schedule and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and efficacy of a product under development, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products we or our corporate collaborators develop, impose significant additional costs on us and our corporate collaborators, diminish any competitive advantages that we or our corporate collaborators may attain and adversely affect our ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with us.

Regulatory approval, if granted, may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing.

We are also subject to numerous federal, state, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our research and development work. In addition, we cannot predict the extent of government regulations or the impact of new governmental regulations which might have an adverse effect on the development, production and marketing of our products, and there can be no assurance that we will not be required to incur significant costs to comply with current or future laws or regulations or that we will not be adversely affected by the cost of such compliance.

Even if any of our product candidates receives regulatory approval, we and our collaborators may still face development and regulatory difficulties that may delay or impair future sales

If we or our collaborators obtain regulatory approval for any of our product candidates, we and our collaborators will continue to be subject to extensive regulation by the FDA, other federal authorities, certain state agencies and regulatory authorities elsewhere. These regulations will impact many aspects of our operations and the drug manufacturer's operations including manufacture, record keeping, quality control, adverse event reporting, storage, labelling, advertising, promotion, sale and distribution, export and personnel. The FDA and state agencies may conduct periodic inspections to assess compliance with these requirements. We, together with our collaborators, will be required to conduct post-marketing surveillance of the product. We also may be required to conduct post-marketing studies. Our or our collaborators' failure to comply with applicable FDA and other regulatory requirements, or the later discovery of previously unknown problems, may result in restrictions including:

•	delays in commercialization;

•	refusal by the FDA or other similar regulatory agencies to review pending applications or supplements to approved applications;

•	product recalls or seizures;

•	warning letters;

•	suspension of manufacturing;

•	withdrawals of previously approved marketing applications;

•	fines and other civil penalties;

•	injunctions, suspensions or revocations of marketing licenses;

•	refusals to permit products to be imported to or exported from the United States; and

•	criminal prosecutions.

Post-approval marketing laws and regulations in other jurisdictions generally provide for the same types of sanctions that may be imposed in the United States.

If government and third-party payors fail to provide coverage and adequate reimbursement rates for our product candidates, our revenues and potential for profitability will be reduced

In the United States and elsewhere, our product revenues will depend principally upon the reimbursement rates established by third-party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost effectiveness, of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. We may need to conduct post-marketing clinical trials to demonstrate the cost-effectiveness of products. Such studies may require us to commit a significant amount of management time, financial and other resources.

Our products may not be reimbursed or covered by any of these third-party payors for our targeted indications. In some countries other than the United States, particularly the countries of the European Union and Canada, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, obtaining pricing approval from governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval of a product for an indication. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of such products is unavailable, or limited in scope or amount, or if pricing is set at unsatisfactory levels, our revenues could be reduced.

Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In the United States, there have been, and we expect that there will continue to be, federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. The legislation expands Medicare coverage for drug purchases by the elderly and eventually will introduce a new reimbursement methodology based on average sales prices for certain drugs. In addition, the new legislation provides authority for limiting the number of outpatient drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. The Medicaid program and state healthcare laws and regulations may also be modified to change the scope of covered products and/or reimbursement methodology. Cost control initiatives could decrease the established reimbursement rates that we receive for any products in the future, which would limit our revenues and profitability. Legislation and regulations affecting the pricing of pharmaceutical products, may change at any time, which could further limit or eliminate reimbursement rates for our products.

Risks Related to Intellectual Property

Our success depends on our ability to protect our proprietary rights and operate without infringing the proprietary rights of others; We may incur significant expenses or be prevented from developing and/or commercializing products as a result of an intellectual property infringement claim

Our success will depend in part on our ability and that of our corporate collaborators to obtain and enforce patents and maintain trade secrets, both in the United States and in other countries. We have filed our own patent applications and obtained issued patents, acquired issued patents and patent applications and have licensed issued patents and patent applications from several parties (see “Technology Licenses and Research Collaborations”). As of March 21, 2005, we held rights to 105 patents or patent applications in the United States relating to our technology platforms and development programs, as well as foreign counterparts for most of these patents and patent applications. There can be no assurance that we, our corporate collaborators or our licensors have or will develop or obtain rights to products or processes that are patentable, that patents will issue from any of the pending applications owned or licensed by us or our corporate collaborators, that any claims allowed will issue, or in the event of issuance, will be sufficient to protect the technology owned by or licensed to us or our corporate collaborators. There can also be no assurance that our owned or licensed patents or future patent applications or any collaborators’ current patents, or patents that issue on future applications, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages. Patent applications in the United States are maintained in secrecy for 18 months or until patents issue, patent applications in certain foreign countries are not generally published until many months or years after they are filed, and the publication of technological developments in the scientific and patent literature often occurs long after the date of such developments. Accordingly, we cannot be certain that we or our licensor was the first to invent the subject matter covered by any patent application or that we or our licensor were the first to file a patent application for any such invention.

Patent law relating to the scope and enforceability of claims in the fields in which we operate is still evolving. The patent positions of biotechnology and biopharmaceutical companies, including us, is highly uncertain and involves complex legal and technical questions for which legal principles are not firmly established. The degree of future protection for our proprietary rights, therefore, is highly uncertain. In this regard there can be no assurance that patents will issue from any of the pending patent applications. In addition, there may be issued patents and pending applications owned by others directed to technologies relevant to our or our corporate collaborators’ research, development and commercialization efforts. There can be no assurance that our or our corporate collaborators’ technology can be developed and commercialized without a license to such patents or that such patent applications will not be granted priority over patent applications filed by us or one of our corporate collaborators.

Our commercial success depends significantly on our ability to operate without infringing the patents and proprietary rights of third parties, and there can be no assurance that our and our corporate collaborators’ technologies and products do not or will not infringe the patents or proprietary rights of others. We may be unable to determine the patents or patent applications that may materially affect our or our corporate collaborators’ ability to make, use or sell products. The existence of third party patent applications and patents could significantly reduce the coverage of the patents owned by us or licensed to us or our corporate collaborators and limit our ability or our corporate collaborators’ ability to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, we or our corporate collaborators may be enjoined from pursuing research, development or commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology and products. We or our collaborators may be so enjoined or unable to obtain licenses to the patents, technologies and products of third parties on acceptable terms, if at all, or unable to obtain or develop alternative technologies.

There can be no assurance that third parties will not independently develop similar or alternative technologies to ours, duplicate any of our technologies or the technologies of our corporate collaborators or our licensors, or design around the patented technologies developed by us, our corporate collaborators or our licensors. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations.

Litigation may also be necessary to enforce patents issued or licensed to us or our corporate collaborators or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits, and there can be no assurance that funds or resources would be available in the event of any such litigation. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

We also rely on trade secrets and proprietary know-how, especially in circumstances in which patent protection is not believed to be appropriate or obtainable. We attempt to protect our proprietary technology in part by confidentiality agreements with our employees, consultants, and advisors and collaborators. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering

Our share price has been, and is likely to continue to be highly volatile and your investment could decline in value

Stock market prices for biopharmaceutical companies are often very volatile. Our stock price on the Toronto Stock Exchange fluctuated from $0.45 (low) to $1.85 (high) during the fiscal year ended April 30, 2004, and from $0.65 (low) to $1.28 (high) during the period from May 1, 2004 through April 5, 2005. Factors such as announcements by us or our competitors of clinical trial results, technological innovations, new corporate partnerships or changes in existing partnerships, new commercial products or patents, the development of proprietary rights by us or others, regulatory actions, publications and other factors could have a significant effect on the price of our Common Shares. When the market price of a company’s shares drops significantly, shareholders may initiate securities class action lawsuits against that company. A lawsuit of this nature against us could cause us to incur substantial costs, expose us to significant liability for damages, and could divert the time and attention of our management and other personnel.

No assurance that units will be purchased; no minimum Offering

This Offering is being made on a “commercially reasonable efforts basis”, and there is no minimum number of Units which must be sold in this Offering. The Company can give no assurance that it will be successful in raising sufficient net proceeds under this Offering to permit us to undertake the clinical trials that we are proposing to undertake with such net proceeds. If less than $● million is raised, we may have to delay or modify our clinical trial plans and/or we may be required to delay, reduce the scope of, or eliminate other research and development efforts for the product candidates we are developing. We may also be forced to restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish to advance our product candidates and/or fund our operations. There can be no assurance that any such actions would not adversely affect the Company’s business, financial condition and results of operations.

You will experience immediate dilution in the book value per share of the Common Shares you purchase

Because the price per Unit being offered may be higher than the book value per share of our Common Shares, you will suffer substantial dilution in the net tangible book value of the Common Shares you purchase in this Offering. Based on a total offering of $● and a public offering price of $● per share in this Offering and a net tangible book value per share of our Common Shares of approximately $0.25 as of January 31, 2005, if you purchase Common Shares in this Offering, you will suffer immediate and substantial dilution of approximately $● per share in the net tangible book value of the Common Shares.

Our articles, our shareholder rights plan and certain Canadian laws could delay or deter a change of control

Our authorized Preferred Shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority, subject to the corporate law of British Columbia, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of Preferred Shares, and such rights may be superior to those of our Common Shares. See “Description of Share Capital”.

We also have a shareholder rights plan that requires anyone who seeks to acquire 20% or more of our outstanding Common Shares to make a bid complying with specific provisions included in the plan. See “Description of Share Capital - Shareholder Rights Plan”.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

Additional Risks for US Purchasers

We may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors

For U.S. federal income taxation purposes, we will be a passive foreign investment company, or PFIC, if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. If we meet either test, our shares held by a U.S. person in that year will be PFIC shares for that year and all subsequent years in which they are held by that person.

We believe we were a PFIC for our year ended April 30, 2004, and expect that we will be a PFIC for the year ending April 30, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by us concerning our PFIC status.

Gains realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has timely made one of the tax elections available.

The PFIC rules are extremely complex. A U.S. person is encouraged to consult his or her tax advisor before making an investment in the Units.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the reporting and ""short-swing'' profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws

We are a corporation organized under the laws of British Columbia, Canada. A majority of our directors and officers, as well as the experts named in this prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the U.S., it may not be possible for you to effect service of process within the United States upon us or those persons.

Furthermore it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in the Prospectus, none of our directors or executive officers or an associate of such directors or executive officers nor, to the best knowledge of our directors and executive officers, any person or corporation who beneficially owns, directly or indirectly, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities outstanding at the date hereof, or any associate or affiliate thereof, has any material interest, directly or indirectly, in any material transaction to which we are a party or have been a party within three years prior to the date hereof.

Walter Moos, a director of the Company, and the former Chairman and Chief Executive Officer and a director of MitoKor received a management bonus approved by the board of directors and the shareholders of MitoKor consisting of 89,455 Common Shares and 66,000 Series E preferred shares. The management bonus paid to Dr. Moos, three MitoKor employees that joined us after the merger and several former employees of MitoKor totalled 5% of the Common Shares and the Series E preferred shares issued by the Company to acquire MitoKor. Additionally as a condition of our acquisition of MitoKor Dr. Moos entered into a consulting agreement with us (see “Remuneration of Directors”) and Dr. Moos also serves as the Stockholders’ Agent for the MitoKor Stakeholders (see “Conflicts of Interest”).

LEGAL PROCEEDINGS

There are no legal proceedings to which we are a party or to which our property is the subject matter, and our directors do not have any knowledge of any such legal proceedings that are material to our business and affairs which are being contemplated.

OTHER MATERIAL FACTS

Pursuant to the terms of a Securities Purchase Agreement dated as of December 3, 2002 among the Company, Biotechnology Value Fund, L.P. (“BVF”), of San Francisco, CA, and other accredited investors resident in the United States, the Company granted to BVF, provided it then owns securities representing at least 5% of the Company’s Common Shares, a right of participation (the “BVF Participation Right”) with respect to future issuances by the Company pursuant to a bona fide financing, of any shares of, or securities convertible into or exercisable for any voting shares of, any class of shares other than certain specified excluded shares. Pursuant to this right of participation, the Company must offer BVF the right to purchase such number of new securities that equals the proportion that the number of Common Shares then held by BVF bears to the total number of Common Shares of the Company then outstanding. See “Principal Shareholders”.

MATERIAL CONTRACTS

The following are material contracts that have been entered into by us or our subsidiaries other than in the ordinary course of business within the past two years and which are currently in force:

1.	Private placement documentation with nine senior executives of the Company dated August 14, 2003 for the issuance of 125,300 Common Shares for proceeds of $75,180.

2.
License Agreement dated February 2, 2004 with Virogen Limited (UK) in respect of the acquisition of the Celgosivir drug development program and related Stock Purchase Agreement dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued to Virogen Limited (UK) in connection with the License Agreement.

3.
License Agreement dated December 8, 2003 with Spring Bank Technologies, Inc. for the out-license of a HBV compound and related Stock Purchase Agreement dated December 17, 2003 in respect of 4,000 Series A Preferred Shares issued by Spring Bank Technologies, Inc. to us in connection with the License Agreement.

4.	Agreement and Plan of Merger and Reorganization with MitoKor, Inc. dated April 15, 2004 and related Exchange and Escrow Agreement.

5.
Collaboration and License Agreement with Cadence Pharmaceuticals, Inc. (formerly, known as Strata Pharmaceuticals, Inc.) dated August 2, 2004 for the co-development and commercialization of MX-226 and related Stock Purchase Agreement dated August 2, 2004 in connection with the Collaboration and License Agreement.

6.	The Agency Agreement referred to under “Plan of Distribution”.

7.	The Warrant Indenture referred to under “Plan of Distribution”.

Copies of these agreements or redacted versions thereof are available as exhibits to our securities filings at the U.S. Securities and Exchange Commission website at www.sec.gov and the Canadian Securities Administrators website at www.sedar.com. In addition, such copies or redacted versions may be examined during normal business hours at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, during the period of distribution of the securities offered by this Prospectus.

EXPERTS

Certain legal matters relating to the distribution of the Common Shares will be passed upon by Farris, Vaughan, Wills and Murphy LLP on behalf of the Company and by Miller Thomson LLP on behalf the Agents. As at April 5, 2005, the partners and associates of Farris, Vaughan, Wills & Murphy LLP and Miller Thomson LLP owned, in the aggregate, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors Ernst & Young LLP 700 West Georgia Street, 23rd Floor Vancouver, BC V7Y 1C7	Transfer Agent and Registrar Pacific Corporate Trust Company 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8 4 King Street West Suite 1101 Toronto, ON M5H 1B6

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a Prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the Prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Index To Financial Statements

MIGENIX Inc. (formerly Micrologix Biotech Inc.) audited consolidated balance sheets as at April 30, 2004 and 2003 and the audited consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended April 30, 2004
F1-F24

MIGENIX Inc. (formerly Micrologix Biotech Inc.) unaudited consolidated balance sheets as at January 31, 2005 and April 30, 2004 and the unaudited consolidated statements of loss and deficit and cash flows for the three and nine months ended January 31, 2005 and 2004
F25-F36

MIGENIX Inc. (formerly Micrologix Biotech Inc.) pro forma unaudited consolidated balance sheet as at July 31, 2004 and pro forma unaudited consolidated statements of loss for the three month period ended July 31, 2004 and the year ended April 30, 2004, including notes thereto
F37-F45

MIGENIX Corp. (formerly MitoKor Inc.) audited consolidated balance sheets as at December 31, 2003 and 2002, and the audited consolidated statements of operations and cash flows for each of the years in the three year period ended December 31, 2003
F46-F69

MIGENIX Corp. (formerly MitoKor Inc.) unaudited consolidated balance sheets as at July 31, 2004 and December 31, 2003, and the unaudited consolidated statements of loss and deficit and cash flows for the three and seven month periods ended July 31, 2004 and 2003, together with notes thereto
F70-F77

Consolidated Financial Statements

MIGENIX Inc. (formerly Micrologix Biotech Inc.)

(Expressed in Canadian dollars)

April 30, 2004

- F1 -

AUDITORS’ REPORT

To the Directors of

Micrologix Biotech Inc.

We have audited the consolidated balance sheets of Micrologix Biotech Inc. as at April 30, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended April 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation.

Vancouver, Canada

June 11, 2004                                                             Chartered Accountants

- F2 -

Micrologix Biotech Inc.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

As at April 30 (Expressed in Canadian dollars)
	2004 $	2003 $
ASSETS
Current
Cash and cash equivalents [note 4[a]]	4,382,632	6,172,132
Short-term investments [note 4[b]]	17,335,814	19,431,847
Amounts receivable [note 15]	72,729	3,059,420
Prepaid expenses and deposits	269,183	549,563
Total current assets	22,060,358	29,212,962
Long-term investments [note 6]	1,000	—
Other assets [note 11[b][iv]]	462,587	—
Capital assets [note 7]	1,357,528	1,321,040
Intangible assets [note 8]	2,177,977	3,035,754
	26,059,450	33,569,756
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 9 and 17]	2,943,442	3,556,387
Current portion of capital lease obligation [note 10]	58,129	—
Current portion of deferred revenue [note 16]	—	456,564
Total current liabilities	3,001,571	4,012,951
Capital lease obligation [note 10]	68,344	—
Deferred revenue [note 16]	—	695,885
	3,069,915	4,708,836
Commitments [note 11]
Shareholders’ equity
Common shares [note 13[a]]	108,516,632	102,293,040
Preferred shares [note 13[b]]	6	5
Shares to be issued [note 13[i]]	—	111,072
Contributed surplus	261,999	27,126
Deficit	(85,789,102)	(73,570,323)
Total shareholders’ equity	22,989,535	28,860,920
	26,059,450	33,569,756

See accompanying notes

On behalf of the Board:

“James M. DeMesa”	“Colin R. Mallet”
Director	Director

- F3 -

Micrologix Biotech Inc.

CONSOLIDATED STATEMENTS OF
LOSS AND DEFICIT

Years ended April 30 (Expressed in Canadian dollars)
	2004 $	2003 $	2002 $
REVENUE
Licensing [notes 15 and 16]	1,153,449	370,651	—
Research and development collaboration [notes 15 and 16]	1,818,108	8,260,336	—
	2,971,557	8,630,987	—
EXPENSES
Research and development	10,128,220	15,783,294	16,321,779
General and corporate	3,648,781	4,381,555	3,793,849
Amortization [notes 7 and 8[d]]	725,639	768,926	698,516
Write-down of intangible assets [note 8[e]]	1,069,170	689,542	1,129,782
	15,571,810	21,623,317	21,943,926
Operating loss	(12,600,253)	(12,992,330)	(21,943,926)
Other income (expense):
Interest income	602,164	996,874	2,136,591
Foreign exchange (loss)	(220,690)	(354,557)	(103,569)
	381,474	642,317	2,033,022
Loss for the year	(12,218,779)	(12,350,013)	(19,910,904)
Deficit, beginning of year	(73,570,323)	(61,220,310)	(41,309,406)
Deficit, end of year	(85,789,102)	(73,570,323)	(61,220,310)
Basic and diluted loss per common share [note 13[h]]	$(0.26)	$(0.30)	$(0.52)
Weighted average number of common shares outstanding [note 13[h]]	47,833,452	41,625,790	38,262,287

See accompanying notes

- F4 -

Micrologix Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30       (Expressed in Canadian dollars)
	2004 $	2003 $	2002 $
OPERATING ACTIVITIES
Loss for the year	(12,218,779)	(12,350,013)	(19,910,904)
Items not affecting cash:
Amortization	725,639	768,926	698,516
Write-down of intangible assets	1,069,170	689,542	1,129,782
Stock-based compensation	234,873	27,126	—
(Gain) loss on disposal of assets	(2,011)	7,283	47,332
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	313,880	229,224	57,600
Amounts receivable	2,986,691	(2,974,547)	63,054
Prepaid expenses and deposits	280,380	(41,804)	(249,742)
Accounts payable and accrued liabilities	(1,119,910)	(4,167,726)	3,026,599
Deferred revenue	(1,152,449)	1,152,449	—
Cash used in operating activities	(8,882,516)	(16,659,540)	(15,137,763)
FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	6,109,705	5,538,290	49,500
Issuance of Special Warrants, net of issue costs	—	—	(18,540)
Redemption of preferred shares	—	(618,560)	—
Repayment of capital lease obligation	(49,410)	—	—
Cash provided by financing activities	6,060,295	4,919,730	30,960
INVESTING ACTIVITIES
Funds from short-term investments	27,540,419	29,703,221	47,713,696
Purchase of short-term investments	(25,758,266)	(14,083,243)	(37,213,314)
Purchase of capital assets	(154,816)	(267,220)	(437,628)
Intangible asset expenditures	(595,627)	(2,062,251)	(301,883)
Proceeds on disposal of capital assets	1,011	14,630	—
Cash provided by investing activities	1,032,721	13,305,137	9,760,871
(Decrease) increase in cash and cash equivalents	(1,789,500)	1,565,327	(5,345,932)
Cash and cash equivalents, beginning of year	6,172,132	4,606,805	9,952,737
Cash and cash equivalents, end of year	4,382,632	6,172,132	4,606,805
Supplemental cash flow information
Increase in capital lease obligation	175,883	—	—
Issuance of common shares on conversion of preferred shares	113,887	396,575	—
Increase in intangible assets for preferred shares issued	113,888	1,015,138	—
Increase in intangible assets for common shares issued or to be issued	—	—	84,500

See accompanying notes

- F5 -

1.	BUSINESS OPERATIONS

Micrologix Biotech Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia. The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs to advance therapy and improve health.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 18. The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Micrologix Biotech (USA) Inc., M&M Holdings Inc. and MBI Acquisition Corp., incorporated under the laws of the State of Delaware, USA. Micrologix Biotech (USA) Inc. is inactive and the other two subsidiaries were incorporated April 1, 2004 [see note 11[b][iv]]. Intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign exchange

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the balance sheet date. All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of cost plus accrued interest and market value.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market value.

- F6 -

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment 20% declining balance
Computer equipment 30% declining balance
Leasehold improvements Straight-line over the term of the lease

The Company reviews the carrying value of capital assets for the existence of facts or changes in circumstances that might indicate a condition of impairment requiring a write-down in the carrying value.

Intangible assets

Patents and trademarks are initially recorded at cost and comprise costs associated with the preparation, filing and obtaining of patents and trademarks. Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Patents, trademarks, technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years. The amounts shown for patents, trademarks, technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value based on factors including undiscounted cash flows, the excess of such costs are charged to operations.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

Licensing fees consist of non-refundable initial fees derived from licensing arrangements. Initial fees received which require the Company’s ongoing involvement through development collaboration are deferred and amortized into revenue on a straight-line basis over the term of the underlying product development period.

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company’s strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research costs are expensed in the year incurred. Development costs, including product development milestones paid pursuant to technology licenses and technology acquisition agreements, are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

- F7 -

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Since the Company’s stock options, common shares to be issued, escrow shares, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 13[d]. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value [note 3]. The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003 [note 13[e]].

Long-term investments

Long-term investments, over which the Company has no significant influence, are recorded at cost less any provision for a loss in value that is other than temporary.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

3.	CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

The Company has elected to prospectively adopt the amendments to the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plans to executive officers, directors and employees, effective May 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plans to non-employees effective May 1, 2002. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective May 1, 2003, the Company recorded stock-based compensation expense of $210,870 [2003 - $nil; 2002 - $nil] during the year ended April 30, 2004 [note 13[e]].

4.	CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a[	Cash equivalents

Cash equivalents includes $2,931,267 [2003 - $5,315,050] of investment grade commercial paper with maturities to June 22, 2004 and a weighted average interest rate of 1.9% [2003 - 2.2%]. Of the total amount of cash and cash equivalents, $1,235,523 (US$900,461) [2003 - $3,482,275 (US$2,429,382)] are denominated in US dollars.

- F8 -

[b]	Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 2.5% [2003 - 3.4%] and maturity dates to March 1, 2005. At April 30, 2004, the fair value of the short-term investments was approximately $17,336,000 [2003 - $19,432,000], based on quoted market prices.

5.	FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial risk

Financial risk is the risk to the Company that arises from: [i] fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates; and [ii] credit risk associated with the financial stability of the issuers of the financial instruments in which the Company invests [note 4] and collaborators and other parties from whom the Company has amounts receivable. The Company purchases a significant amount of its goods and services in United States (“US”) dollars and also earns research and development collaboration revenue in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

6.	LONG TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. (“Spring Bank”), a newly incorporated U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound acquired in September 2002 from Origenix Technologies Inc. As consideration, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank. The 4,000 Series A preferred shares represented, at the date of the agreement, 100% of the total outstanding preferred shares and 40% of the total number of equity shares outstanding. The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000. In addition, the Company may receive in the future, payments aggregating US$3.5 million upon the achievement of certain clinical development milestones and royalties upon commercialization. Spring Bank is responsible for all development and related patent costs.

The Series A preferred shares are:

i.
convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank (if not redeemed by the Company pursuant to (ii) below), initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations;

ii.	redeemable for US$250 per share at the Company’s option upon notification by Spring Bank of its intention to effect an initial public offering; and

iii.	if not converted or redeemed under the provisions of (i) or (ii), redeemable at US$250 per share at the Company’s option commencing December 15, 2011 and annually thereafter.
- F9 -

7.	CAPITAL ASSETS
	Cost $	Accumulated Amortization $	Net Book Value $
2004
Furniture and equipment	2,958,098	1,863,480	1,094,618
Computer equipment	652,719	426,178	226,541
Leasehold improvements	1,197,462	1,161,093	36,369
	4,808,279	3,450,751	1,357,528
2003
Furniture and equipment	2,648,942	1,628,469	1,020,473
Computer equipment	620,792	335,931	284,861
Leasehold improvements	1,154,687	1,138,981	15,706
	4,424,421	3,103,381	1,321,040

During the year ended April 30, 2004, amortization expense for capital assets was $347,368 [2003 - $452,629; 2002 - $430,003]. At April 30, 2004, included in capital assets is lab equipment held under a capital lease with a cost of $175,883 and accumulated amortization of $17,589.

8.	INTANGIBLE ASSETS
	Cost $	Accumulated Amortization $	Net Book Value $
2004
Acquired technology	1,122,916	168,437	954,479
Technology licenses	798,015	576,600	221,415
Patents	1,300,005	317,792	982,213
Trademarks	27,777	7,907	19,870
	3,248,713	1,070,736	2,177,977
2003
Acquired technology	1,641,807	82,090	1,559,717
Technology licenses	1,322,837	574,942	747,895
Patents	913,092	207,189	705,903
Trademarks	27,388	5,149	22,239
	3,905,124	869,370	3,035,754

[a]
On May 20, 2002, the Company acquired two pre-clinical programs (lipopeptide and polyene) from IntraBiotics Pharmaceuticals, Inc. and entered into a license and research agreement with BioSource Pharm, Inc. for consideration as follows:

i.	$618,560 (US$400,000) in cash and the issuance of 750,000 Series A preferred shares with a value of $618,561 (US$400,001) [note 13 [b][i]]; and

ii.	the issuance of 1,000,000 Series B preferred shares with a value of $2 (US$1) [note 13 [b][ii]].
- F10 -

The amount of $1,237,123 (US$800,002) was recorded as acquired technology during the year ended April 30, 2003. The Company is also obligated in the future to pay milestones pursuant to the Series A and Series B preferred shares [note 13[b][i] and [ii]], up to US$3,000,000 cash if certain drug development milestones are achieved and royalties on future product sales.

[b]
On September 12, 2002, the Company acquired a portfolio of antiviral technologies and product candidates pursuant to a Call for Tenders in the bankruptcy of Origenix Technologies Inc. and entered into a collaboration and license agreement with Hybridon, Inc. in respect of one of the acquired technologies (the “HPV oligonucleotide drug candidate”) for consideration as follows:

i.	$817,260 in cash and the issuance of 250,000 Series C preferred shares with a value of $396,575 (US$250,000) [note 13[b][iii]];

ii.	the issuance of 5,250,000 Series C preferred shares with a value of $2 (US$1) [note 13[b][iii]]; and

iii.	royalties on future product sales of the HPV oligonucleotide drug candidate.

Of the total amount of $1,213,837, the portion related to the collaboration and license agreement in the amount of $713,837 was recorded as technology licenses and $500,000 was recorded as acquired technology during the year ended April 30, 2003.

[c]
On February 2, 2004, the Company entered into a license agreement with Virogen Limited (“Virogen”) to acquire the global rights to a clinical-stage compound for the treatment of chronic hepatitis C virus infections. As consideration for the rights received, the Company issued to Virogen 4,100,000 Series D preferred shares [note 13[b][iv]]. Additionally a royalty will be payable to Virogen upon product sales. The rights received by the Company have been recorded as technology licenses in the amount of $189,015 (including acquisition costs of $56,272) and the remaining 4,000,000 Series D preferred shares have been recorded at their aggregate redemption value of $1.

[d]	During the year ended April 30, 2004, amortization expense for intangible assets was $378,271 [2003 - $316,297; 2002 - $268,513].

[e]
During the year ended April 30, 2004, the Company performed reviews of the carrying value of its intangible assets and as a result $1,069,170 [2003 - $689,542; 2002 - $1,129,782] of net book value was written off with respect to technology not related to the Company’s current focus.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	2004 $	2003 $
Trade accounts payable	1,488,308	1,378,848
Accrued compensation	814,175	795,567
Accrued contract research	461,272	1,216,486
Accrued liabilities and other	179,687	165,486
	2,943,442	3,556,387

- F11 -

10.	CAPITAL LEASE OBLIGATION

During the year ended April 30, 2004, the Company entered into a lease agreement, expiring June 30, 2006, relating to lab equipment for which the future minimum lease payments are as follows:
$
2005	65,614
2006	65,614
2007	5,468
Total future minimum lease payments	136,696
Less: Amount representing interest (7.9%)	10,223
Present value of minimum lease payments	126,473
Current portion of capital lease obligation	58,129
Long term portion of capital lease obligation	68,344

11.	COMMITMENTS

[a]	Premises lease agreement

The Company has the following future annual minimum lease commitments with respect to its office and research premises which expires May 14, 2005:
$
2005	437,668
2006	18,236
455,904

Rent expense for the year ended April 30, 2004 amounted to $375,676 [2003 - $335,850; 2002 - $318,350] net of sublease income of $60,000 [2003 - $42,500; 2002 - $60,000] and leasehold inducement amortization of $1,992 [2003 - $49,412; 2002 - $49,412].

[b]	Research, manufacturing, service, acquisition and license agreements

[i]
The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company. The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2004 and 2003, no royalties were payable.

[ii]
The Company, pursuant to research, manufacturing, and service agreements, has made commitments to fund $1,278,000 to April 30, 2005. Of this amount, $1,107,000 (US$807,000) is denominated in US dollars.

[iii]
Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$13,600,000 of which US$10,600,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 13[b].

- F12 -

[iv]
On April 15, 2004 the Company entered into a definitive agreement to acquire San Diego-based MitoKor, Inc. (“MitoKor”), a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction, with clinical and preclinical product candidates in Alzheimer’s, arthritis, Parkinson’s, and other diseases. The acquisition, anticipated to close in August 2004, is subject to a California fairness hearing, the approval of MitoKor’s shareholders, and other customary conditions such as regulatory approval. On closing of the acquisition, the Company will: (i) issue approximately 5.5 million common shares representing a value of approximately US$4.2 million as at April 15, 2004 including a working capital adjustment to be finalized prior to closing; (ii) issue 4 million Series E preferred shares for potential future milestone payments, which represent up to US$4 million in stock and/or cash that may be paid upon the achievement of specified product development or other milestones related to the MitoKor portfolio over the 36 month period subsequent to closing; (iii) pay US$25,000 in cash; and (iv) assume warrants that if exercised by the MitoKor warrant holders would result in the Company issuing approximately 106,165 common shares, paying US$99,358 in cash and up to an additional US$71,765 in cash and/or common shares upon the achievement of the same milestones in (ii) above. The Company, on April 1, 2004, incorporated MBI Acquisition Corp. and M&M Holdings Inc., to facilitate the acquisition.

Professional fees incurred to April 30, 2004 with respect to the transaction have been recorded as other assets and will be included in the determination of the final purchase price. The transaction will be accounted for using the purchase method of accounting for business combinations.

12.	INDEMNIFICATION

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations. The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

- F13 -

13.	SHARE CAPITAL

[a]	Common shares

There are 300,000,000 common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$
Balance, April 30, 2001	39,359,059	95,721,675
Issued for cash pursuant to:
Exercise of stock options [note 13[d][iii]]	15,000	49,500
Issued pursuant to license and development agreement	100,000	587,000
Balance, April 30, 2002	39,474,059	96,358,175
Issued for cash pursuant to:
Private placement with senior executives [note 13[a][ii]]	48,100	43,290
Private placement with Biotechnology Value Fund
[note 13[a][iii]]	7,850,000	5,495,000
Issued on conversion of Series C preferred shares
[note 13[b][iii]]	379,139	396,575
Balance, April 30, 2003	47,751,298	102,293,040
Issued for cash pursuant to:
Exercise of stock options [note 13[d][iii]]	3,500	2,460
Private placement with senior executives [note 13[a][ii]]	125,300	75,180
Private placement, net of issuance costs [note 13[a][i]]	6,750,000	6,032,065
Issued on conversion of Series D preferred shares
[note 13[b][iv]]	190,803	113,887
Balance, April 30, 2004	54,820,901	108,516,632

[i]	Private Placement $6.75 million

On March 8, 2004, the Company completed a private offering of 6,750,000 units at a price of $1.00 per unit for gross proceeds of $6,750,000 with each unit consisting of one common share and one-half of one common share purchase warrant. A total of 6,750,000 common shares were issued together with warrants for the purchase of 3,375,000 common shares at a price of $1.25 per common share on or before March 8, 2006. An additional 506,250 warrants expiring March 8, 2006 were issued to the underwriter for the purchase of 506,250 common shares at a price of $1.00 per common share.

[ii]	Private Placements with Senior Executives

On August 28, 2003, the Company issued 125,300 common shares to nine senior executives at a price of $0.60 per common share for proceeds of $75,180 pursuant to the investment of a portion of these executives’ compensation.

On August 26, 2002, the Company issued 48,100 common shares to four senior executives at the market price of $0.90 per common share for proceeds of $43,290 pursuant to the investment of a portion of these executives’ compensation.

- F14 -

[iii]	Private Placement with Biotechnology Value Fund

On December 3, 2002, the Company issued 7,850,000 common shares for proceeds of $5,495,000. Additionally, the Company issued warrants to purchase (i) 987,500 common shares at $1.50 per common share; and (ii) 982,914 common shares at $3.00 per common share. These warrants, subject to certain earlier expiry provisions, expire December 5, 2005 and December 3, 2007, respectively. The warrant holders, pursuant to the terms of the warrants, can elect, when exercising their warrants, to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[b]	Preferred shares

There are 100,000,000 preferred shares without par value, issuable in series authorized for issuance. The number and series of preferred shares issued and outstanding are summarized as follows:

[i]	Preferred shares, Series A
	Number of Shares #	Amount $
Balance, April 30, 2002	—	—
Issued pursuant to asset acquisition [note 8[a]]	750,000	618,561
Redeemed by cash payment	(400,000)	(618,560)
Balance, April 30, 2003 and 2004	350,000	1

During the year ended April 30, 2003, the Company paid US$400,000 ($618,560) upon the redemption of 400,000 of the Series A preferred shares.

The 350,000 Series A preferred shares outstanding at April 30, 2004 are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series A preferred share, from time to time upon the achievement of specified drug development milestones in the Company’s lipopeptide and polyene programs. As the achievement of the specified drug development milestones for the redemption or conversion of the 350,000 Series A preferred shares are uncertain, these Series A preferred shares have been recorded at an aggregate value of US$1. Effective May 19, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series A preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Conversion Price”). If the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Conversion Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

[ii]	Preferred shares, Series B
	Number of Shares #	Amount $
Balance, April 30, 2002	—	—
Issued pursuant to license and collaboration agreement [note 8[a]]	1,000,000	2
Balance, April 30, 2003 and 2004	1,000,000	2

- F15 -

The Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series B preferred share from time to time upon the achievement of specified drug development milestones in the Company’s lipopeptide and polyene programs. As the achievement of the specified drug development milestones for the redemption or conversion of 1,000,000 Series B preferred shares are uncertain, these Series B preferred shares have been recorded at an aggregate value of US$1. Effective May 19, 2010, the Company at its option can redeem the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series B preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Conversion Price”). If the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Conversion Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

[iii]	Preferred shares, Series C
	Number of Shares #	Amount $
Balance, April 30, 2002	—	—
Issued pursuant to license and collaboration agreement [note 8[b][i] and [ii]]	5,500,000	396,577
Converted into common shares	(250,000)	(396,575)
Balance, April 30, 2003 and 2004	5,250,000	2

During the year ended April 30, 2003, the Company converted 250,000 of the Series C preferred shares into 379,139 common shares of the Company.

The 5,250,000 Series C preferred shares outstanding at April 30, 2004 are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series C preferred share, from time to time upon the achievement of specified drug development milestones in the Company’s HPV oligonucleotide program. As the achievement of the specified drug development milestones for the redemption or conversion of the 5,250,000 Series C preferred shares are uncertain, these Series C preferred shares have been recorded at an aggregate value of US$1. Effective December 16, 2010, the Company at its option can redeem the then outstanding Series C preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series C preferred shares into common shares the conversion price will be based upon the greater of (i) the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and (ii) $0.88 per common share. If the Average Price is less than $0.88 and/or the average closing price of the Company’s common shares for the 20 trading days (or such longer period as may be determined based on the average trading volume of the Company’s common shares) subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.

- F16 -

[iv]	Preferred shares, Series D
	Number of Shares #	Amount $
Balance, April 30, 2002 and 2003	—	—
Issued for technology license, net of issuance costs [note 8[c]]	4,100,000	113,888
Converted into common shares	(100,000)	(113,887)
Balance, April 30, 2004	4,000,000	1

During the year ended April 30, 2004, the Company converted 100,000 of the Series D preferred shares into 190,803 common shares of the Company with a value of $113,887, net of issuance costs of $18,855 (based on the market price of the Company’s shares on signing the license agreement).

The 4,000,000 Series D preferred shares outstanding at April 30, 2004 are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share, from time to time upon the achievement of specified drug development milestones in the Company’s celgosivir program. As the achievement of the specified drug development milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, these Series D preferred shares have been recorded at an aggregate value of US$1. The Company at its option may at any time can redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.

[c]	Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies. The Plan was approved by the shareholders of the Company on September 7, 2000 and, subject to reconfirmation by shareholders at the 2005 annual general meeting of the Company, will remain in effect until July 31, 2010, unless terminated earlier. Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price. A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors.

[d]	Stock options

The Company has two stock option plans pursuant to which stock options are granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members.

[i]
The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996. The 1996 Plan was subsequently amended to make available 2,000,000 common shares which were conditionally reserved for issuance. The maximum number of common shares that may be issued pursuant to the 1996 Plan was decreased to 1,597,526 when the Company’s 2000 Stock Option Plan (“2000 Plan”) was approved [note 13[d][ii]] of which 63,000 have been exercised leaving 1,534,526 common shares that can be issued pursuant to the 1996 Plan. As at April 30, 2004, there are stock options for the purchase of 1,019,500 common shares outstanding pursuant to the 1996 Plan [2003 - 1,086,625] and 515,026 common shares available for future option grants. The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. No options have been granted under the 1996 plan subsequent to September 2002. Options granted under the 1996 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors, and are exercisable for five years from the date of vesting. The grant of options under the 1996 Plan will terminate as of February 9, 2006.

- F17 -

[ii]
The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Plan was amended at the Company’s 2002 Annual General Meeting to make available 4,000,000 common shares reserved for issuance of which 2,750 have been issued pursuant to the exercise of stock options leaving 3,997,250 common shares that can be issued pursuant to the 2000 Plan. As at April 30, 2004, there are stock options for the purchase of 2,875,975 [2003 - 2,170,250] common shares outstanding pursuant to the 2000 Plan and 1,121,275 common shares are available for future option grants. Options granted under the 2000 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors and are exercisable for five years from the date of vesting. The grant of options under the 2000 Plan will terminate as of July 31, 2010.

[iii]	Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:
	Number of Optioned Common Shares #	Weighted Average Exercise Price $
Balance, April 30, 2001	1,702,200	3.97
Options granted	1,923,000	1.32
Options exercised	(15,000)	3.30
Options forfeited	(951,700)	3.55
Balance, April 30, 2002	2,658,500	2.20
Options granted	849,000	0.84
Options forfeited	(250,625)	4.65
Balance, April 30, 2003	3,256,875	1.66
Options granted	739,300	1.30
Options exercised	(3,500)	0.70
Options forfeited	(97,200)	2.66
Balance, April 30, 2004	3,895,475	1.57

- F18 -

[iv]	The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at April 30, 2004:
	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $
0.55-0.71	114,500	0.63	5.9	75,500	0.61
0.72-1.07	1,911,125	0.90	6.5	936,500	0.85
1.08-1.59	1,041,250	1.58	5.5	895,407	1.58
1.60-2.30	371,725	1.84	6.0	169,931	1.87
2.31-3.40	166,500	3.05	2.8	166,500	3.05
3.41-5.37	178,000	4.56	2.2	174,750	4.56
5.38-8.00	112,375	5.93	3.8	101,875	5.87
	3,895,475	1.57	5.7	2,520,463	1.78

[e]	Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of $234,873 [2003 - $27,126; 2002 - $nil] during the year ended April 30, 2004. This expense has been allocated to research and development $87,622 [2003 - $27,126; 2002 - $nil] and general and corporate $147,251 [2003 - $nil; 2002 - $nil] on the same basis as cash compensation.

Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002. If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per share would have been:

	2004 $	2003 $
Loss for the year as reported	(12,218,779)	(12,350,013)
Fair value of stock-based compensation	(104,000)	(199,000)
Proforma loss for the year	(12,322,779)	(12,549,013)
Proforma basic and diluted loss per share	(0.26)	(0.30)

- F19 -

The weighted average fair value of stock options granted during the year ended April 30, 2004 was $0.92 per share [2003 - $0.62 per share]. The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2004	2003
Annualized volatility	91.6%	91.5%
Risk-free interest rate	3.3%	3.4%
Expected life	5 years	5 years
Dividend yield	0.0%	0.0%

[f]	Warrants

As at April 30, 2004, the Company had warrants outstanding for the purchase of 5,851,664 [April 30, 2003: 1,970,414] common shares at an average exercise price per common share of $1.56 [April 30, 2003: $2.25], expiring between December 5, 2005 and December 3, 2007, of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[g]	Escrowed shares

At April 30, 2004, 1,186,772 [2003 - 1,186,772] common shares are held in escrow. These escrowed shares were issued in 1993 to the then principals of the Company. The escrowed shares may be released upon specific milestones being achieved by the Company and/or based on the Company’s cumulative cash flow. Any shares not released by October 22, 2005 will be cancelled.

[h]	Loss per common share
	2004	2003	2002
Numerator
Loss for the year	$(12,218,779)	$(12,350,013)	$(19,910,904)
Denominator
Weighted average number of common shares outstanding including escrowed shares	49,020,224	42,812,562	39,449,059
Less: weighted average number of escrowed shares outstanding	(1,186,772)	(1,186,772)	(1,186,772)
Weighted average number of common shares outstanding	47,833,452	41,625,790	38,262,287
Basic and diluted loss per common share	$(0.26)	$(0.30)	$(0.52)

[i]	Shares to be issued

The Company has reclassified the amount of $111,072 (US$80,000) previously recorded as shares to be issued to accounts payable and accrued liabilities as the amount may be settled in cash.

- F20 -

14.	INCOME TAXES

As at April 30, 2004 the Company has approximately $21,286,000 of research and development expenditures available for unlimited carryforward, $5,707,000 of federal investment tax credits which begin to expire in 2005, $1,278,000 of provincial investment tax credits which begin to expire in 2012 and $56,001,000 of non-capital losses which begin to expire in 2005, which may be used to reduce future Canadian income taxes otherwise payable. The federal investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits $	Non-Capital Loss Carryforwards $
2005	64,000	3,263,000
2006	274,000	3,965,000
2007	453,000	6,640,000
2008	634,000	8,983,000
2009	690,000	16,501,000
2010	602,000	7,881,000
2011	680,000	8,768,000
2012	625,000	—
2013	765,000	—
2014	920,000	—
	5,707,000	56,001,000

In addition, the Company has net capital loss carryforwards of approximately $1,500,000 which may be used to reduce future taxable capital gains. The Company also has a net operating loss carryforward for U.S. federal income tax purposes of approximately $650,000, which begins to expire in 2011.

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2004 $	2003 $
Future tax assets:
Research and development deductions and credits	12,534,000	9,313,000
Loss carryforwards	19,948,000	18,034,000
Share issue costs	212,000	295,000
License fees received	—	411,000
Tax values of depreciable assets in excess of accounting values	2,169,000	1,598,000
Total future tax assets	34,863,000	29,651,000
Valuation allowance	(34,863,000)	(29,651,000)
Total future tax assets	—	—

No income tax benefits relating to the future tax assets have been recognized in the accounts as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation.

- F21 -

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 36.95% [2003 - 38.95%; 2002 - 42.95%] statutory tax rate, at April 30, is:
	2004 $	2003 $	2002 $
Income tax recovery at statutory rates	(4,515,000)	(4,810,000)	(8,552,000)
Non-capital loss carried forward	3,240,000	3,319,000	7,228,000
Amortization in excess of capital cost allowance for tax	268,000	299,000	300,000
Write-down of intangible assets	395,000	269,000	485,000
Stock-based compensation	87,000	—	—
Research and development expenses carried forward	1,263,000	789,000	913,000
License fees received	(426,000)	449,000	—
Share issue costs	(358,000)	(320,000)	(353,000)
Other	46,000	5,000	(21,000)
—		—	—

15.	SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada [note 11[b][iv]]. All of the Company’s revenue in the years ended April 30, 2004 and 2003 was derived from one collaborator located in the United States [note 16]. As at April 30, 2004, the Company had accounts receivable of $nil [2003 - $2,833,617 (US$1,976,850)] due from this collaborator.

16.	COLLABORATIVE AGREEMENTS

On July 8, 2002, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the North American rights to the Company’s product candidate for the prevention of central venous catheter-related bloodstream infections (the “CVC product candidate”). Pursuant to the terms of the agreement, the Company received an up-front license fee of US$1,000,000 and was entitled to receive milestone payments up to US$20,000,000 upon the achievement of certain development and commercial milestones and a 20% royalty on sales of the product. As well, the Company received funding for all development costs for the CVC product candidate. The upfront license fee was being amortized into income over the estimated development period (approximately three and one-half years) for the CVC product candidate in the United States, Canada and Mexico with the unamortized portion being recorded as deferred revenue on the balance sheet. The development cost funding was being recognized as revenue as the clinical development activities were performed under the terms of the agreement. On September 22, 2003 the Company and Fujisawa amended the collaboration and license agreement by extending Fujisawa’s review period from September 22, 2003 to January 22, 2004 following the results from a Phase III clinical trial. On January 20, 2004, Fujisawa elected to terminate the agreement and all rights pertaining to the CVC product candidate were returned to the Company [note 20[a]]. Accordingly, the unamortized deferred revenue relating to the upfront license payment received from Fujisawa in July 2002 was recorded as licensing revenue during the year ended April 30, 2004.

17.	RELATED PARTY TRANSACTIONS

All transactions noted below are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

[a]
During the year ended April 30, 2004, the Company incurred legal fees of $767,455 [2003 - $732,756; 2002 - $377,546] inclusive of sales taxes, payable to a law firm where an officer of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2004, is $557,140 [2003 - $253,382] owed to this law firm.

- F22 -

[b]
During the year ended April 30, 2002, the Company incurred consulting fees of $10,000 payable to a director of the Company for additional services provided while the Company was recruiting a new President and Chief Executive Officer.

18.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]
Under Canadian GAAP, acquired technology and technology licenses are capitalized and amortized on a straight-line basis over its estimated useful life of ten years. Under US GAAP, the Company’s acquired technology and technology licenses would be classified as in-process research and development and written off immediately as they do not have any other alternative uses.

[b]
Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted effective May 1, 2002 and applies to options granted on or after May 1, 2002. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of approximately $5,000 in respect of options granted to consultants prior to May 1, 2002 and earned during the year ended April 30, 2004 [2003 - $50,000; 2002 - $44,000]. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the years ended April 30, 2004, 2003 and 2002, respectively: risk free interest rates of 3.3%, 3.4% and 4.3%; dividend yields of 0%; volatility factors of the expected market price of the Company’s common stock of 91.6%, 91.5% and 85%; and a weighted average expected life of the options of five years.

[c]
Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company re-evaluated its classification and accordingly, as of May 1, 2001, the Company determined it would re-classify its short-term investments from available-for-sale securities to held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the consolidated statement of loss as the gains and losses are unlikely to be realized due to the Company’s intent to hold the underlying securities to maturity. The Company has amortized the unrealized gain at May 1, 2001 over the remaining life of the security.

[d]
For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during the year except shareholder transactions. For the Company, accumulated other comprehensive income comprises only unrealized gains on available-for-sale securities.

- F23 -

The impact of significant U.S. GAAP variations on the Consolidated Balance Sheets are as follows:
	2004 $	2003 $
Intangible assets	1,043,931	797,891
Additional paid-in capital	2,198,196	1,958,323
Deficit	(88,859,345)	(77,739,383)

The impact of significant U.S. GAAP variations on the Consolidated Statements of Loss are as follows:
	2004 $	2003 $	2002 $
Loss for the year, Canadian GAAP	(12,218,779)	(12,350,013)	(19,910,904)
Adjustment for amortization and write-down of acquired technology	605,237	400,571	—
Adjustment for amortization and write-down of technology licenses	687,595	35,692	—
Adjustment for purchase of in-process research and development	(189,015)	(2,674,126)	—
Adjustment for stock-based compensation - non-employees	(5,000)	(50,000)	(44,000)
Loss for the year, U.S. GAAP	(11,119,962)	(14,637,876)	(19,954,904)
Reclassification adjustment for unrealized gains on short-term investments	—	(11,968)	(85,568)
Comprehensive loss for the year, U.S. GAAP	(11,119,962)	(14,649,844)	(20,040,472)
Basic and diluted loss per share, U.S. GAAP	$(0.23)	$(0.35)	$(0.52)
Weighted average number of common shares outstanding, U.S. GAAP	47,833,452	41,625,790	38,262,287

19.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the year ended April 30, 2004.

20.	SUBSEQUENT EVENTS

[a]
On June 3, 2004, the Company entered into an exclusive negotiation period to license the Company’s product candidate for the prevention of catheter-related infections, to an undisclosed third party. The negotiation period is for up to 60 days during which the Company will negotiate exclusively with the third party the terms of a definitive license agreement. The Company has received a non-refundable fee as compensation for suspending licensing discussions with other parties during the exclusivity period.

[b]	The Company granted options to acquire 284,000 common shares at exercise prices ranging from $1.19 to $1.20 and expiring between June 13, 2009 and June 28, 2012.

- F24 -

MIGENIX Inc.

Unaudited Interim Consolidated Financial Statements

January 31, 2005

- F25 -

CONSOLIDATED BALANCE SHEETS

As at
(Unaudited - in thousands of Canadian dollars)	January 31, 2005 $	April 30, 2004 $
ASSETS
Current
Cash and cash equivalents	3,809	4,382
Short-term investments	11,643	17,336
Amounts receivable	249	73
Prepaid expenses and deposits	1,159	269
Total current assets	16,860	22,060
Long-term investments	1	1
Other assets (note 4)	-	463
Capital assets	1,228	1,358
Intangible assets (note 5)	7,718	2,178
	25,807	26,060
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,975	2,944
Current portion of capital lease obligation	62	58
Total current liabilities	3,037	3,002
Capital lease obligation	22	68
Total Liabilities	3,059	3,070

Shareholders’ equity
Common shares (note 6[a][i])	115,215	108,517
Preferred shares(note 6[a][ii])	-	-
Contributed surplus	586	262
Deficit	(93,053)	(85,789)
Total shareholders’ equity	22,748	22,990
	25,807	26,060

See accompanying notes

On behalf of the Board:
“James M. DeMesa”	“Colin R. Mallet”
Director	Director

- F26 -

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three months ended January 31		Nine months ended January 31
		(restated - note 3)		(restated - note 3)
Unaudited - in thousands of Canadian dollars except per share amounts	2005 $	2004 $	2005 $	2004 $
REVENUE
Licensing (note 8[a]	-	926	2,089	1,154
Research and development collaboration	181	-	244	1,818
	181	926	2,333	2,972
EXPENSES
Research and development	2,214	1,729	6,147	8,260
General and corporate	913	892	2,887	2,665
Amortization	308	176	728	529
Write-down of intangible assets	16	-	16	164
	3,451	2,797	9,778	11,618
Operating loss	(3,270)	(1,871)	(7,445)	(8,646)
Other income (expense):
Interest income	98	132	311	477
Foreign exchange gain (loss)	10	2	(130)	(234)
	108	134	181	243
Loss for the period	(3,162)	(1,737)	(7,264)	(8,403)
Deficit, beginning of year	(89,891)	(80,236)	(85,789)	(73,570)
Deficit, end of year	(93,053)	(81,973)	(93,053)	(81,973)
Basic and diluted loss per common share (note 6[d])	(0.05)	(0.04)	(0.13)	(0.18)
Weighted average number of common shares outstanding (in thousands - note 6[d])	59,794	46,691	57,690	46,649

See accompanying notes

- F27 -

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three months ended January 31,		Nine months ended January 31,
(Unaudited—in thousands of Canadian dollars)	2005 $	(restated - note 3) 2004 $	2005 $	(restated - note 3) 2004 $
OPERATING ACTIVITIES
Loss for the period	(3,162)	(1,737)	(7,264)	(8,403)
Items not affecting cash:
Amortization	308	176	728	529
Stock based compensation	73	24	324	210
Write-down of intangible assets	16	-	16	164
Gain on disposal of capital assets	-	-	(3)	(1)
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	10	290	111	302
Amounts receivable	(115)	1,200	(79)	2,878
Prepaid expenses and deposits	(216)	37	(302)	188
Accounts payable and accrued liabilities	(586)	(208)	170	(1,782)
Deferred revenue	-	(925)	-	(1,153)
Cash (used in) operating activities	(3,672)	(1,143)	(6,299)	(7,068)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	-	-	543	75
Proceeds on exercise of stock options	-	-	1	2
Repayment of capital lease obligation	(15)	(14)	(43)	(36)
Cash (used in) provided by financing activities	(15)	(14)	501	41

INVESTING ACTIVITIES
Funds from short-term investments	4,700	8,690	19,401	21,646
Purchase of short-term investments	(4,459)	(6,888)	(13,819)	(17,732)
Other asset expenditures	-	-	(491)	-
Purchase of capital assets	(2)	(8)	(172)	(135)
Intangible asset expenditures	(65)	(86)	(351)	(473)
Acquisition of business, net of cash acquired (note 4)	-	-	635	-
Proceeds on disposal of capital assets	-	-	22	1
Cash provided by investing activities	174	1,708	5,225	3,307

(Decrease) increase in cash and cash equivalents	(3,513)	551	(573)	(3,720)
Cash and cash equivalents, beginning of period	7,322	1,901	4,382	6,172
Cash and cash equivalents, end of period	3,809	2,452	3,809	2,452
Supplemental cash flow information
Issuance of common shares for acquisition of a business (note 4)	-	-	5,999	-
Issuance of preferred shares for acquisition of a business (note 4)	-	-	-	-
Issuance of common shares in settlement of accounts payable and accrued liabilities	155	-	155	-
Increase in capital lease obligation	-	-	-	176
See accompanying notes

- F28 -

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine months ended January 31, 2005 (Unaudited—Canadian dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements. The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended April 30, 2004. These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made. Interim results are not necessarily indicative of results for a full year.

2.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, MIGENIX Corp., M&M Holdings Inc. and Micrologix Biotech (USA) Inc., incorporated under the laws of the State of Delaware, USA. Micrologix Biotech (USA) Inc. is inactive, M&M Holdings Inc. was incorporated April 1, 2004 to acquire MitoKor Inc. (note 4) and MIGENIX Corp. is the former MitoKor Inc. entity merged with the Company’s former subsidiary, MBI Acquisition Corp. (note 4). Intercompany accounts and transactions have been eliminated on consolidation.

Foreign exchange

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the balance sheet date. All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the period. Exchange gains and losses are included in the determination of loss for the period.

3.	CHANGE IN ACCOUNTING POLICY

Stock-based compensation

In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, the Company adopted a change in its accounting for employee stock-based awards during the year ended April 30, 2004 and accordingly, compensation expense was recognized prospectively for stock-based awards made to executive officers, directors and employees beginning May 1, 2003. Prior to the adoption of this method, the Company had been disclosing in the notes to its financial statements the pro-forma effect of accounting for stock options awarded to executive officers, directors and employees under the fair value method. As this change was implemented in the fourth quarter of Fiscal 2004, the previously reported figures for the three and nine months ended January 31, 2004 have been restated resulting in an increase of $10,000 in research and development expenses and an increase of $9,000 in general and corporate expenses for the three months ended January 31, 2004 ($69,000 and $122,000 respectively, for the nine months ended January 31, 2004). This had no impact on the basic and diluted loss per common share for the three and nine months ended January 31, 2004.

- F29 -

4.	ACQUISITION OF MITOKOR, INC.

On August 31, 2004, the Company through its wholly owned subsidiary M&M Holdings Inc. acquired 100% of the issued and outstanding common and preferred shares of MitoKor, Inc (“MitoKor”). The acquisition was completed by way of an Agreement and Plan of Merger and Reorganization whereby MitoKor merged with, MBI Acquisition Corp., an indirect wholly owned subsidiary of the Company.

MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. Mitochondria are present in nearly all animal and plant cells and are essential to human life. Mitochondrial dysfunction is a significant contributing factor to over 75 diseases.

MitoKor’s most advanced program MITO-4509 (now designated MX-4509), is an orally-administered drug candidate which has demonstrated activity in animal models of Alzheimer’s disease and other neurodegenerative conditions, and was well tolerated in a Phase I clinical trial. MitoKor’s pre-clinical programs include opportunities in arthritis, Friedreich’s ataxia, retinitis pigmentosa, glaucoma, stroke/ischemia reperfusion injury and obesity. Additionally MitoKor has license agreements with Pfizer (note 8[b]) and Wyeth (note 8[c]).

Total consideration paid by the Company to acquire MitoKor was approximately $6,900,000 comprised of the following:
$(000’s)
Cash	33
Preferred shares (note 6[a][i])	5,999
Preferred shares (below)	-
Transaction costs	868
Total purchase consideration	6,900

As part of the consideration the Company issued 4,000,000 Series E preferred shares (note 6[a][ii]) which represent up to US$4,000,000 in potential future milestone payments related to the MitoKor technologies over the 36 month period ending August 31, 2007 (as specified in the merger agreement).

Additionally, the Company assumed MitoKor preferred warrants that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and potentially having to pay an additional US$88,659 in milestone payments (note 6[c][ii]). The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

Transaction costs (as above) include costs previously recorded as other assets on the balance sheet prior to the completion of the acquisition.

- F30 -

The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired as at August 31, 2004, resulting in the following allocation:

$(000’s)
Assets acquired:
Cash	935
Amounts receivable	97
Prepaid expenses	588
Other non-current assets	109
Capital assets	23
Intangible assets (Acquired technology)	5,792
Total assets acquired	7,544

Less: liabilities assumed
Current liabilities	(644)

Net assets acquired	6,900

The transaction has been accounted for using the purchase method of accounting for business combinations. These consolidated financial statements include MitoKor’s results of operations for the period September 1, 2004 through January 31, 2005.

On September 24, 2004 MitoKor changed its name to MIGENIX Corp.

5.	INTANGIBLE ASSETS

	Cost $ (000’s)	Accumulated Amortization $ (000’s)	Net Book Value $ (000’s)

January 31, 2005
Acquired technology (note 4)	6,915	510	6,405
Technology licenses	798	612	186
Patents	1,550	425	1,125
Trademarks	2	-	2
	9,265	1,547	7,718

April 30, 2004
Acquired technology	1,123	168	955
Technology licenses	798	577	221
Patents	1,300	318	982
Trademarks	28	8	20
	3,249	1,071	2,178

- F31 -

6.	SHARE CAPITAL

[a]	Issued and outstanding

i.	Common shares
	Number of Shares (000’s)	Amount $ (000’s)

Balance, April 30, 2004	54,821	108,517
Issued pursuant to acquisition of a business (note 4)	5,389	5,999
Issued pursuant to fee payable on acquisition of a business (note 4)	152	155
Issued pursuant to license agreement (note 8[a])	617	543
Issued for cash pursuant to exercise of stock options	2	1
Balance, January 31, 2005	60,981	115,215

On September 8, 2004 the Company obtained shareholder approval to eliminate the maximum number of common shares which the Company is authorized to issue.

ii.	Preferred shares

	Number of Shares (000’s)	Amount $ (000’s)
Series A	350	&#-243;
Series B	1,000	&#-243;
Series C	5,250	&#-243;
Series D	4,000	&#-243;
Balance, April 30, 2004	10,600	&#-243;
Series E issued pursuant to acquisition of a business (below)	4,000	&#-243;
Balance, January 31, 2005	14,600	&#-243;

On September 8, 2004 the Company obtained shareholder approval to eliminate the maximum number of preferred shares which the Company is authorized to issue.

Series E Preferred Shares

On August 31, 2004 the Company issued 4,000,000 Series E preferred shares as part of the consideration for the acquisition of MitoKor Inc. (note 4). Upon the achievement of any of the milestones specified in the MitoKor merger agreement, the corresponding number of Series E preferred shares for such milestone will, at the Company’s option, be converted into common shares and/or be redeemed for cash. As the achievement of the specified milestones is uncertain, the Series E preferred shares have been recorded at an aggregate value of US$1. The Company at its option may at any time redeem the then outstanding Series E preferred shares for an aggregate value of US$1 and any milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series E preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.

- F32 -

[b]	Stock options

i.	Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Common Shares (000’s)	Weighted Average Exercise Price $

Balance, April 30, 2004	3,895	1.57
Options granted	406	1.09
Options exercised	(2)	(0.81)
Options forfeited/expired	(183)	(3.29)
Balance, January 31, 2005	4,116	1.45

The stock options expire at various dates between March 9, 2005 and December 5, 2012.

ii.	The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at January 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding (000’s)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable (000’s)	Weighted Average Exercise Price $

0.55-0.71	102	0.64	5.2	84	0.63
0.72-1.07	2,023	0.89	5.7	1,290	0.86
1.08-1.59	1,321	1.50	5.3	1,110	1.56
1.60-2.30	361	1.84	5.4	231	1.85
2.31-3.40	89	3.00	3.2	89	3.00
3.41-5.37	111	4.61	1.7	111	4.61
5.38-8.00	109	5.92	3.0	109	5.92
	4,116	1.45	5.3	3,025	1.57

iii.	Stock-based Compensation Expense

The Company recorded stock based compensation expense of $73,000 and $324,000, respectively for the three and nine months ended January 31, 2005 ($24,000 and $210,000, respectively for the three and nine months ended January 31, 2004) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 (note 3) and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $25,000 and $128,000, respectively (2004 - $11,000 and $76,000, respectively) being allocated to research and development and $48,000 and $196,000, respectively (2004 - $13,000 and $134,000, respectively) being allocated to general and corporate for the three and nine months ended January 31, 2005.

- F33 -

The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended
	January 31,		January 31,
	2005	2004	2005	2004
Annualized volatility	79.40%	n/a	81.60%	91.60%
Risk-free interest rate	3.50%	n/a	3.50%	3.40%
Expected life of options in years	5	n/a	5	5
Dividend yield	0.00%	n/a	0.00%	0.00%

The weighted average fair value of stock options granted during the three months ended January 31, 2005 was $0.52 (no options were granted in the three months ended January 31, 2004) and was $0.74 for the nine months ended January 31, 2005 (2004 - $1.11). The estimated fair value of stock options is amortized to expense over the vesting period of the stock options.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

iv.	Pro-forma Information - Stock-based Compensation

Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002. If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per common share would have been:

	Three months ended		Nine months ended
	January 31,		January 31,
(thousands, except per share amounts)	2005	2004	2005	2004
		(restated-note 3)		(restated-note 3)
Loss for the period as reported	(3,162)	(1,737)	(7,264)	(8,403)
Compensation charge related to stock options granted to executive officers, directors and employees during the period May 1, 2002 to April 30, 2003	(26)	(26)	(77)	(78)
Pro-forma loss for the period	(3,188)	(1,763)	(7,341)	(8,481)

Pro-forma basic and diluted loss per common share	(0.05)	(0.04)	(0.13)	(0.18)

[c]	Warrants

As at January 31, 2005, the Company had warrants outstanding for the purchase of 5,980,526 (April 30, 2004: 5,851,664) common shares as follows:

[i] 5,851,664 (April 30, 2004: 5,851,664) common shares at a weighted average exercise price per common share of $1.56 (range of $1.25 to $3.00), expiring between December 5, 2005 and December 3, 2007, of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares; and

- F34 -

[ii] 128,862 (April 30, 2004: nil) common shares at a weighted average net exercise price per common share of US$13.53 (range of US$13.21 to US$17.75), expiring between June 21, 2006 and June 22, 2011. These warrants were assumed as part of the acquisition of MitoKor and if exercised and the maximum milestone payments associated with the Series E Preferred shares (note 4) are achieved could result in the payment to the warrant holders of US$88,659 in milestone payments, payable at the Company’s option, in cash and/or common shares.

[d]	Loss per common share

	Three months ended		Nine months ended
	January 31,		January 31,
(thousands, except per share amounts)	2005	2004	2005	2004
		(restated-note 3)		(restated-note 3)
Numerator:
Loss for the period	(3,162)	(1,737)	(7,264)	(8,403)

Denominator:
Weighted average number of common shares outstanding including escrowed shares	60,981	47,878	58,877	47,836
Less: weighted average number of escrowed shares outstanding	(1,187)	(1,187)	(1,187)	(1,187)
Weighted average number of common shares outstanding	59,794	46,691	57,690	46,649

Basic and diluted loss per common share	(0.05)	(0.04)	(0.13)	(0.18)

7.	SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. During the three months ended January 31, 2005, 32%, 38% and 30% of total revenue was derived from three collaborators in the United States [92%, 5% and 3%, respectively for the nine months ended January 31, 2005]. At January 31, 2005, included in amounts receivable are $58,000, $36,000 and $65,000 due from these three research collaborators, respectively. During the three and nine months ended January 31, 2004, 100% of total revenue was derived from one collaborator in the United States. At April 30, 2004 there was $nil included in amounts receivable related to this collaborator.

8.	COLLABORATIVE DEVELOPMENT, LICENCING AND ROYALTY AGREEMENTS

[a]	Cadence Pharmaceuticals Inc (“Cadence”; formerly Strata Pharmaceuticals Inc)

Further to an exclusive negotiation period entered into on June 3, 2004, the Company and Cadence on August 2, 2004 entered into a collaboration and license agreement for the North American and European rights to the Company’s product candidate for the prevention of catheter-related infections. Pursuant to the terms of the agreement the Company received: (i) an up-front fee of $1,979,000 (US$1,500,000) of which $267,000 (US$200,000) was received during the three months ended July 31, 2004 as a non-refundable exclusivity fee; and (ii) an equity investment of $665,000 (US$500,000) priced at a premium to market. As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$30,000,000 and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties). In addition, Cadence is responsible for and will fund the clinical, regulatory, and commercialization costs related to the product candidate and will assume responsibility for manufacturing. The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

- F35 -

As the Company will have limited involvement in the ongoing development of the product the licensing fee of $1,979,000 (inclusive of the exclusivity fee) and the $110,000 premium on the equity investment were recognized as licensing revenue during the three months ended October 31, 2004. The exclusivity fee of $267,000 had previously been recorded as deferred revenue at July 31, 2004.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment (note 6[a][i]).

[b]	Pfizer Inc

In November 1998, MitoKor (note 4) entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease. Under the terms of the agreement, Pfizer funded research performed by MitoKor for a specific number of full time researchers through May 2002. Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer pursuant to which MitoKor granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement. To date, no milestone payments or royalty income has been received associated with the agreement.

[c]	Wyeth

MitoKor (note 4) is a party to a license agreement with Wyeth. Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer's disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer's disease and certain other dementias in post-menopausal women. The agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth's product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to the Company. To date, no milestone payments or royalty income has been received associated with the agreement.

9.	RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. During the three and nine months ended January 31, 2005, the Company incurred legal fees of approximately $41,000 and $431,000 respectively [$100,000 and $262,000, respectively for the three and nine months ended January 31, 2004] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at January 31, 2005, is approximately $168,000 [2004 - $120,000] owed to this law firm.

- F36 -

MIGENIX Inc. (formerly, Micrologix Biotech Inc.)

Unaudited Pro Forma Consolidated Financial Statements
As at and three months ended July 31, 2004
Year ended April 30, 2004

- F37 -

COMPILATION REPORT

To the Board of Directors of
MIGENIX Inc. (formerly, Micrologix Biotech Inc.)

We have read the accompanying unaudited pro forma consolidated balance sheet of MIGENIX Inc. (formerly, Micrologix Biotech Inc.) (the “Company”) as at July 31, 2004 and the unaudited pro forma consolidated statements of loss for the three month period then ended and for the year ended April 30, 2004, and have performed the following procedures:

1.
Compared the figures in the columns captioned “MIGENIX Inc.” to the unaudited interim consolidated financial statements of the Company as at July 31, 2004 and for the three month period then ended and the audited consolidated financial statements of the Company as at April 30, 2004 and for the year then ended, and found them to be in agreement.

2.
The column captioned “MIGENIX Corp.” containing the financial position of MIGENIX Corp. as at July 31, 2004 had been calculated from the unaudited interim consolidated balance sheet as at July 31, 2004. We have re-performed the calculation of the column containing the financial position of MIGENIX Corp. as at July 31, 2004, and found them to be arithmetically correct.

3.
The column captioned “MIGENIX Corp.” containing the results of operations of MIGENIX Corp. for the three month period ended July 31, 2004 has been calculated from the unaudited interim consolidated statement of loss for the three month period ended July 31, 2004. We have re-performed the calculation of the column containing the results of operations of MIGENIX Corp. for the three month period ended July 31, 2004 and found them to be arithmetically correct.

4.
The column captioned “MIGENIX Corp.” containing the results of operations of MIGENIX Corp. for the year ended April 30, 2004 has been calculated from the audited consolidated statement of loss for the year ended December 31, 2003, the unaudited interim consolidated statement of loss for the four month period ended April 30, 2004, and the unaudited interim consolidated statement of loss for the four month period ended April 30, 2003. We have re-performed the calculation of the column containing the results of operations of MIGENIX Corp. for the year ended April 30, 2004 and found them to be arithmetically correct.

5.	Made enquiries of certain officials of the Company who have responsibility for financial accounting matters about:

- F38 -

a)	the basis for determination of the pro forma adjustments; and

b)	whether the pro forma consolidated financial statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

The officials:

a)	described to us the basis for determination of the pro forma adjustments, and

b)	stated that the pro forma statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

6.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “MIGENIX Inc.” and “MIGENIX Corp.” as at July 31, 2004 and for the three month period then ended, and for the year ended April 30, 2004, and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, Canada
November 10, 2004.                                                          Chartered Accountants

- F39 -

MIGENIX Inc.

Pro forma Consolidated Balance Sheet

As at July 31, 2004 (Unaudited—in thousands of Canadian dollars)	MIGENIX Inc.	MIGENIX Corp.	Proforma Adjustments			Proforma Consolidated
ASSETS Current
Cash and cash equivalents	3,793	1,190	(33)	[a	]	4,950
Short-term investments	14,985	-				14,985
Amounts receivable	50	138				188
Prepaid expenses and deposits	298	878	(276)	[b	]	900
Total current assets	19,126	2,206	(309)			21,023
Long-term investments	1	-				1
Other assets	600	155	(600)	[c	]	155
Capital assets	1,336	25				1,361
Intangible assets	2,232	5,549	(200)	[b	]	7,581
	23,295	7,935	(1,109)			30,121
LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities	2,967	1,333	(529)	[d	]	3,771
Current portion of capital lease obligation	59	-				59
Deferred revenue	267	-				267
Total current liabilities	3,293	1,333	(529)			4,097
Capital lease obligation	53	-				53
Total liabilities	3,346	1,333	(529)			4,150
Shareholders’ equity
Common shares	108,518	1	6,021	[e	]	114,540
Preferred shares	-	97,862	(97,862)	[e	]	-
Contributed surplus	358	2,344	(2,344)	[e	]	358
Deficit	(88,927)	(93,605)	93,605	[e	]	(88,927)
Total shareholders’ equity	19,949	6,602	(580)			25,971
	23,295	7,935	(1,109)			30,121

See accompanying notes to pro forma consolidated financial statements

- F40 -

MIGENIX Inc.
Pro forma Consolidated Statements of Loss

Three months ended July 31, 2004 (Unaudited—in thousands of Canadian dollars except per share amounts)	MIGENIX Inc.	MIGENIX Corp.	Proforma Adjustments			Proforma Consolidated
REVENUE Research and development collaboration	-	148				148
-		148				148
EXPENSES
Research and development	2,191	562				2,753
General and corporate	911	311				1,222
Amortization	154	234	(58)	[f	]	330
	3,256	1,107	(58)			4,305
Operating loss for the period	(3,256)	(959)	58			(4,157)
Other income
Interest income	112	38				150
Foreign exchange gain	6	-				6
Other income	-	93				93
	118	131				249
Loss for the period	(3,138)	(828)	58			(3,908)
Basic and diluted loss per common share	(0.06)					(0.07)
Weighted average number of common shares outstanding (in thousands)	53,635		5,389	[e	]	59,024

See accompanying notes to pro forma consolidated financial statements

- F41 -

MIGENIX Inc.
Pro forma Consolidated Statements of Loss

Year ended April 30, 2004 Unaudited—in thousands of Canadian dollars except per share amounts)	MIGENIX Inc.	MIGENIX Corp.	Proforma Adjustments			Proforma Consolidated
REVENUE
Licensing	1,153	-				1,153
Research and development collaboration	1,818	465				2,283
	2,971	465				3,436
EXPENSES
Research and development	10,128	6,255				16,383
General and corporate	3,649	2,155				5,804
Amortization	725	1,766	(271)	[f	]	2,220
Write-down of intangible assets	1,069	1,174				2,243
	15,571	11,350	(271)			26,650
Operating loss for the period	(12,600)	(10,885)	271			(23,214)
Other income
Interest income (expense)	602	(100)				502
Foreign exchange loss	(221)	-				(221)
Gain on disposal of assets	-	2,789				2,789
Other income	-	585				585
	381	3,274				3,655
Loss before income taxes	(12,219)	(7,611)	271			(19,559)
Income tax recovery	-	3,000				3,000
Loss for the period	(12,219)	(4,611)	271			(16,559)
Basic and diluted loss per common share	(0.26)					(0.31)
Weighted average number of common shares outstanding (in thousands)	47,833		5,389	[e	]	53,222

See accompanying notes to pro forma consolidated financial statements

- F42 -

Notes to Pro forma Consolidated Financial Statements
(Unaudited)

Three months ended July 31, 2004 and Year ended April 30, 2004

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements of MIGENIX Inc. (the “Company”), have been prepared by management of the Company for informational purposes only. These unaudited pro forma consolidated financial statements give effect to the Company’s acquisition of MIGENIX Corp. (formerly MitoKor Inc.) on August 31, 2004, through the Company’s wholly owned subsidiary, M&M Holdings, Inc. These pro forma consolidated financial statements are presented to illustrate the effects of the acquisition on the historical financial operating results of the Company.

The accompanying unaudited pro forma consolidated balance sheet as at July 31, 2004 has been prepared as if the acquisition occurred on July 31, 2004 and the unaudited pro forma consolidated statements of loss for the year ended April 30, 2004 and for the three months ended July 31, 2004, have been prepared as if the acquisition had occurred on May 1, 2003. The pro forma consolidated financial statements may not be indicative of the operating results that would have occurred if the acquisition had been completed on the dates indicated or of the operating results that may be obtained in the future.

The unaudited pro forma consolidated statement of loss for the year ended April 30, 2004 has been prepared from the historical consolidated financial statements of the Company for the year ended April 30, 2004 and the constructed statement of loss of MIGENIX Corp. for the period May 1, 2003 to April 30, 2004 which incorporates the audited consolidated statement of loss of MIGENIX Corp. for the year ended December 31, 2003, adjusted to Canadian generally accepted accounting principles), and the adjustments and assumptions outlined below. In accordance with National Instrument 51-102, section 8.4(3), the unaudited pro forma consolidated balance sheet as at July 31, 2004 and unaudited pro forma consolidated statement of loss for the three months ending July 31, 2004 have been prepared using the unaudited interim consolidated financial statements of the Company and the unaudited interim consolidated financial statements of MIGENIX Corp. (adjusted to Canadian generally accepted accounting principles) as at and for the three months ended July 31, 2004.

For the purposes of these unaudited pro forma consolidated financial statements, the balance sheet of MIGENIX Corp. as at July 31, 2004 has been translated into Canadian dollars at the July 31, 2004 exchange rate and the statements of loss of MIGENIX Corp. for the three months ended July 31, 2004 and the year ended April 30, 2004 have been translated at the average foreign exchange rate for the applicable period.

2.	Significant Assumptions and Adjustments

The unaudited pro forma consolidated balance sheet gives effect to the completion of the acquisition described in note 1 as if it had occurred on July 31, 2004 and the unaudited pro forma consolidated statements of loss give effect to the completion of the acquisition as if it had occurred on May 1, 2003, using the estimated net purchase price at the date of acquisition, August 31, 2004. The acquisition was accounted for under the purchase method of accounting. Total consideration, including costs of acquisition, was allocated based on the estimated fair value of the acquired net assets and the estimated fair value of identifiable intangible assets on the date of acquisition as follows:

- F43 -

[a]	Assumptions

[i]	The estimated fair value of the net assets of MIGENIX Corp. acquired on August 31, 2004 is as follows:
Assets acquired:	$
Cash	935,000
Amounts receivable	97,000
Prepaid expenses	640,000
Other non-current assets	109,000
Capital assets	23,000
Intangible assets	5,720,000
Total assets acquired	7,524,000
Less: liabilities assumed
Current liabilities	(644,000)
Net assets acquired	6,880,000

[ii]	Total consideration is comprised of:
$
Cash paid to common shareholders	33,000
Common shares of MIGENIX Inc.	6,021,000
Transaction costs	826,000
Total purchase consideration	6,880,000

In addition to the consideration above, the Company also issued 4,000,000 Series E preferred shares which represent up to US$4,000,000 in potential future milestone payments related to the MIGENIX Corp. technologies over the 36 month period ending August 31, 2007(as specified in the merger agreement). The Series E preferred shares have been recorded at their aggregate redemption value of US$1. Upon the achievement of any of the milestones the corresponding number of Series E preferred shares for such milestone will at the Company’s option convert into common shares and/or be redeemed for cash. As well, the Company assumed MIGENIX Corp. preferred warrants with a weighted average exercise price of US$13.53 (range US$13.21 to US$17.75) and expiry dates through June 22, 2011 that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and up to an additional US$88,659 in cash and/or common shares if the maximum milestone payments (as above) are achieved. The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

[iii]
The above purchase price allocation is preliminary and has been allocated based on preliminary estimates of the fair values of the assets and liabilities of MIGENIX Corp. as of August 31, 2004. The purchase price will remain preliminary until the Company is able to complete its valuation of the assets and liabilities acquired and conduct a detailed review of deferred tax assets and liabilities.

[b]	Adjustments

The unaudited pro forma consolidated financial statements have been adjusted to reflect the:

[a]	Payment of $33,000 (US$25,000 cash consideration) to the MIGENIX Corp. common shareholders;

[b]	Estimated fair values of MIGENIX Corp.’s assets acquired including acquired intangible assets;

- F44 -

[c]	Transaction costs included in other assets of the Company at July 31, 2004 as part of the total purchase consideration;

[d]
Estimated fair values of MIGENIX Corp’s liabilities assumed by the Company and reflect the portion of the consideration paid by the Company on acquisition to settle certain obligations of MIGENIX Corp.;

[e]
Issuance of 5,389,000 common shares of the Company paid as merger consideration and eliminate the share capital and other equity accounts of MIGENIX Corp. For purposes of the pro forma basic and diluted loss per common share, it is assumed the common shares were issued on May 1, 2003.

[f]	Amortization of capital assets and purchased technology (intangible assets) resulting from the purchase price allocation on a straight line basis over five years and ten years respectively.

- F45 -

MIGENIX Corp. (formerly MitoKor, Inc.)
Report and Consolidated Financial Statements
December 31, 2003 and 2002

 (Expressed in U.S. dollars)

- F46 -

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Board of Directors of
MIGENIX Corp. (formerly MitoKor, Inc.)

We have audited the accompanying balance sheet of MIGENIX Corp. (formerly MitoKor, Inc.) as at December 31, 2003 and the related statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of MIGENIX Corp. for the years ended December 31, 2002 and 2001 were audited by other auditors whose report dated March 28, 2003, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the financial statements were prepared on a going concern basis discussed in Note 1 to these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of MIGENIX Corp. as at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company’s recurring net losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Also as discussed in Note 2 to the financial statements, in 2003 the Company changed its method of accounting for stock based compensation.

Vancouver, Canada
October 21, 2004.                                      Chartered Accountants

- F47 -

MIGENIX Corp. (formerly MitoKor, Inc.)
Consolidated Balance Sheets
December 31, 2003 and 2002
(Expressed in U.S. dollars)

	2003	2002

Assets
Current assets
Cash and cash equivalents	$298,000	$9,486,000
Accounts receivable (note 6)	2,084,000	104,000
Other current assets	481,000	694,000

Total current assets	2,863,000	10,284,000

Property and equipment, net (note 6)	397,000	1,410,000
Intangible assets (note 6)	-	924,000
Other non-current assets	400,000	599,000

	$3,660,000	$13,217,000

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$181,000	$588,000
Accrued compensation (note 6)	60,000	668,000
Other accrued liabilities (note 6)	448,000	2,331,000
Current portion of long-term debt (note 8)	-	2,067,000

Total current liabilities	689,000	5,654,000

Deferred tax liability (note 12)	-	368,000

Total liabilities	689,000	6,022,000

Commitments and contingencies (Note 13)

Shareholders' equity
Redeemable convertible preferred stock, $0.001 par value - 20,000,000 shares authorized; 19,810,163 shares designated at December 31, 2003;
12,714,232 shares issued and outstanding at December 31, 2003
and 2002; liquidation preference $74,000,000 at December 31, 2003 (note 9)	73,609,000	73,609,000
Common stock, $0.001 par value - 25,000,000 shares authorized;
440,180 shares issued and outstanding at December 31, 2003 and 2002	-	-
Additional paid-in capital	6,289,000	7,125,000
Unearned compensation	(179,000)	(855,000)
Accumulated deficit	(76,748,000)	(72,684,000)

Total shareholders' equity	2,971,000	7,195,000

	$3,660,000	$13,217,000

- F48 -

MIGENIX Corp. (formerly MitoKor, Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	2003	2002	2001
Revenue
Collaboration	$271,000	$934,000	$3,295,000

Operating Costs and Expenses
Research and development	5,949,000	10,689,000	10,882,000
General and administrative	2,151,000	4,450,000	4,513,000
Stock-based compensation (1)	(161,000)	1,155,000	2,533,000
Write-down of intangible assets	874,000	-	-
Goodwill impairment	-	8,068,000	-
Purchased in-process research and development	-	-	7,200,000

Total operating costs and
expenses	8,813,000	24,362,000	25,128,000

Loss from operations	(8,542,000)	(23,428,000)	(21,833,000)

Other income (expense)
Interest income	35,000	145,000	778,000
Interest expense	(126,000)	(288,000)	(319,000)
Other income (expense), net	2,329,000	(8,000)	191,000

Loss before income taxes and discontinued operations	(6,304,000)	(23,579,000)	(21,183,000)

Income tax (benefit) provision	(2,240,000)	1,853,000	(10,000)

Loss before discontinued operations	(4,064,000)	(25,432,000)	(21,173,000)

Income from discontinued operations, net of
income taxes (note 3)	-	337,000	60,000

Gain on disposal of discontinued operations (note 3)	-	6,004,000	-

Net loss	$(4,064,000)	$(19,091,000)	$(21,113,000)

(1) Stock-based compensation
Research and development	$(213,000)	$465,000	$1,162,000
General and administrative	52,000	690,000	1,371,000

Total stock-based compensation	$(161,000)	$1,155,000	$2,533,000

- F49 -

MIGENIX Corp. (formerly MitoKor, Inc.)
Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	Redeemable						Accumulated
	Convertible						Other		Total
	Preferred Stock		Common Stock		Paid-In	Unearned	Comprehensive	Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Equity

Balance at December 31, 2000	10,201,288	$54,890,000	201,991	$-	$1,436,000	$(433,000)	$(531,000)	$(32,480,000)	$ 22,882,000

Net loss								(21,113,000)	(21,113,000)

Change in unrealized gain on investments available for sale							(7,000)		(7,000)

Reclassification adjustment for realized gain							(15,000)		(15,000)

Foreign currency translation adjustment							(184,000)		(184,000)

Total comprehensive loss									(21,319,000)

Exercise of common stock options			65,080	-	38,000				38,000

Issuance of warrants to purchase Series F redeemable convertible
preferred stock		46,000							46,000

Issuance of Series G redeemable convertible preferred stock in
connection with Apollo BioPharmaceutics, Inc. acquisition	1,679,603	11,338,000			1,260,000				12,598,000

Issuance of warrants to purchase Series G redeemable
convertible preferred stock in connection with Apollo acquisition
at fair value		1,937,000			215,000				2,152,000

Issuance of Series F-1 redeemable convertible preferred stock,
net of issuance costs of $852,000	833,341	5,398,000							5,398,000

Non-cash stock-based compensation related to options granted					4,109,000	(1,576,000)			2,533,000

Balance at December 31, 2001	12,714,232	73,609,000	267,071	-	7,058,000	(2,009,000)	(737,000)	(53,593,000)	24,328,000

Net loss								(19,091,000)	(19,091,000)

Change in unrealized gain on investments available for sale							(5,000)		(5,000)

Foreign currency translation adjustment							742,000		742,000

Total comprehensive loss									(18,354,000)

Exercise of common stock options6			173,109	-	66,000				66,000

Non-cash stock-based compensation related to options granted					1,000	1,154,000			1,155,000

Balance at December 31, 2002	12,714,232	73,609,000	440,180	-	7,125,000	(855,000)	-	(72,684,000)	7,195,000

Net loss and total comprehensive loss								(4,064,000)	(4,064,000)

Non-cash stock-based compensation related to options granted					88,000	352,000			440,000

Reversal on non-cash stock-based compensation for options cancelled					(924,000)	324,000			(600,000)

Balance at December 31, 2003	12,714,232	$73,609,000	440,180	$-	$6,289,000	$(179,000)	$-	$(76,748,000)	$ 2,971,000

- F50 -

MIGENIX Corp. (formerly MitoKor, Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2003, 2002 and 2001
(Expressed in U.S. dollars)

	2003	2002	2001
Cash flows from operating activities
Net loss	$(4,064,000)	$(19,091,000)	$(21,113,000)
Adjustments to reconcile net loss to
net cash used in operating activities
Depreciation and amortization	902,000	1,666,000	1,982,000
Amortization of intangible assets	50,000	363,000	813,000
Purchased in-process research and development	-	-	7,200,000
Non-cash impairment charges	-	8,068,000	-
Gain on sale of diabetes program	(1,889,000)	-	-
Gain on sale of discontinued operations	-	(6,004,000)	-
Stock-based compensation expense	(161,000)	1,155,000	2,533,000
Write-down of intangible assets	874,000	-	-
Non-cash interest income related to amortization
of premiums/discounts on investments - net	-	-	27,000
Non-cash interest expense related to debt discount
amortization	32,000	36,000	140,000
(Gain) loss on disposal of equipment	(193,000)	4,000	(6,000)
Realized gain on sale of investments	-	-	(15,000)
Changes in
Interest receivable	-	-	117,000
Accounts receivable	20,000	(241,000)	(16,000)
Inventories	-	(15,000)	22,000
Other current assets	102,000	251,000	(207,000)
Other non-current assets	199,000	1,000	(95,000)
Accounts payable	(407,000)	(77,000)	(84,000)
Other accrued liabilities	(1,883,000)	1,964,000	(60,000)
Accrued compensation	(608,000)	404,000	(89,000)
Deferred revenue	-	(255,000)	(225,000)
Deferred tax liability	(368,000)	(20,000)	(10,000)
Other non-current liabilities	-	35,000	26,000

Net cash used in operating activities	(7,394,000)	(11,756,000)	(9,060,000)

Cash flows from investing activities
Purchases of property and equipment	(1,000)	(547,000)	(2,370,000)
Purchases of short-term investments	-	-	(3,050,000)
Proceeds from sale of short-term investments	-	1,549,000	15,438,000
Proceeds from sale of property and equipment	306,000	-	10,000
Acquisition of a business, net of cash acquired	-	-	(1,320,000)
Proceeds from sale of discontinued operations, net of costs to sell	-	7,635,000	-

Net cash provided by investing activities	305,000	8,637,000	8,708,000

Cash flows from financing activities
Proceeds from issuances of notes payable and warrants	-	402,000	1,582,000
Repayment of notes payable	(2,099,000)	(1,556,000)	(3,372,000)
Proceeds from issuances of redeemable convertible preferred
stock, net of issuance costs	-	-	5,398,000
Proceeds from issuances of common stock	-	66,000	38,000

Net cash (used in) provided by financing activities	(2,099,000)	(1,088,000)	3,646,000

Effect of exchange rate changes on cash	-	240,000	115,000

Net increase (decrease) in cash and cash equivalents	(9,188,000)	(3,967,000)	3,409,000

Cash and cash equivalents at beginning of year	9,486,000	13,453,000	10,044,000

Cash and cash equivalents at end of year	$298,000	$9,486,000	$13,453,000

Supplemental disclosure of cash flow information
Cash paid for interest	$94,000	$252,000	$307,000
Income taxes paid	$1,000	$384,000	$10,600
Supplemental schedule of non-cash investing
and financing activities
Proceeds on sale of diabetes program included in accounts receivable	$2,000,000	$-	$-

Preferred stock issued for acquisition of a business (Note 4)	$-	$-	$12,598,000

Warrants issued for acquisition of a business (Note 4)	$-	$-	$2,152,000

Unrealized gain (loss) on investment securities	$-	$-	$(7,000)

Warrants issued in connection with bank financing (Note 8)	$-	$-	$46,000

- F51 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002

1.	Organization and Nature of Operations

MIGENIX Corp. (formerly MitoKor, Inc.) (the "Company") is a biotechnology company incorporated in the State of Delaware with operations in San Diego, California focused on the discovery and development of drugs for the treatment of major diseases and conditions associated with mitochondrial dysfunction. On August 31, 2004 the Company merged with MBI Acquisition Corp. (Note 17[a]) and became an indirect wholly owned subsidiary of MIGENIX Inc., a British Columbia, Canada corporation engaged in the research, development and commercialization of drugs to advance therapy, improve health and enrich lives.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company incurred a loss from continuing operations of $4,064,000 for the year ended December 31, 2003 [2002 - $25,432,000; 2001 - $21,173,000] and has a cumulative deficit of $76,748,000 that raises substantial doubt about its ability to continue as a going concern.

In view of these conditions, the ability of the Company to continue as a going concern is uncertain and dependent upon support from its parent company, MIGENIX Inc., to fund ongoing operations and ultimately achieving a profitable level of operations. Management believes that its current and future plans enable it to continue as a going concern. However, there are no assurances that these plans will be successful. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2.	Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of these financial statements are as follows:

Principles of Consolidation

The accompanying consolidated financial statements for the periods ended December 31, 2002 and 2001 include the accounts of MIGENIX Corp. and its wholly owned subsidiaries: Mimotopes Pty., Ltd, Mimotopes France SARL, and Mimotopes (UK) Limited (collectively “Mimotopes”; Note 3) and Apollo BioPharmaceutics, Inc. (Note 4). All intercompany accounts and transactions have been eliminated in consolidation. The Company’s consolidated financial statements have been restated, where applicable, to reflect the results of the Company’s chemistry business operated by Mimotopes as a discontinued operation (Note 3).

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In addition, significant estimates are inherent in the valuation of purchased in-process research and development. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all investments in money market mutual funds, commercial paper and corporate and government bonds and notes with original maturities from the date of purchase of 90 days or less to be cash equivalents. Investments with original maturities beyond 90 days are considered to be short-term investments. Short-term investments are classified as available-for-sale and are carried at fair value and any unrealized gains and losses are reported as a component of accumulated other comprehensive loss. The cost of investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in other income. The cost of securities sold is based on the specific identification method.

- F52 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Lab and Office equipment	3-5 years
Computer equipment	3 years
Tenant improvements are depreciated over the lesser of 10 years or the life of the related lease. When assets are retired or sold, the assets and accumulated depreciation are removed from the respective accounts and any gain or loss is recognized in other income (expense). As at December 31, 2003 the Company fully depreciated the tenant improvements resulting in an additional $300,000 depreciation expense for the year ending December 31, 2003.

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $902,000, $1,666,000 and $1,982,000, respectively.

Long-Lived Assets

The Company assesses potential impairments of its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of the expected future undiscounted cash flows from the use of the asset is less than the net book value of the asset. The amount of the impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair values.

Intangible Assets

Intangible assets are comprised of goodwill and acquired developed technology. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Effective as of the beginning of 2002, the Company adopted Statement of Financial Accounting Standards (“FAS”) No. 142, Goodwill and Other Intangible Assets. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of FAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

Starting in 2002, the Company no longer records goodwill amortization. Goodwill is tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. Developed technologies acquired in business acquisitions are amortized on a straight-line basis over their useful lives of five to twenty years.

In 2002, the Company revised its future earnings forecasts due to continued net cash outflows experienced by the Company, the expiration of the collaborative research and development agreement with Pfizer Inc. in May 2002 (Note 7) and the sale of the Company’s chemistry business in November 2002 (Note 3). As a result, the Company recorded a goodwill impairment loss of $8,068,000 in 2002. As a result of this impairment and the sale of Mimotopes (Note 3), there were no goodwill balances remaining as of December 31, 2002.

As at December 31, 2003 the Company determined that the carrying value of the developed technology had been impaired and as a result recorded an impairment loss of $526,000 ($874,000 carrying value of the developed technology net of deferred tax liability of $348,000) for the year ended December 31, 2003. As a result of this impairment, there is no intangible asset balance remaining as of December 31, 2003.

- F53 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
Revenue Recognition

The Company recognizes revenue on an accrual basis when amounts are considered collectible, evidence of an arrangement exists and fees are fixed and determinable. Any amounts received in advance of performance are recorded as deferred revenue until earned.

Collaboration revenue includes amounts earned under the Company's collaborative agreements including up-front fees, research funding, milestone payments and royalties. Up-front payments which are received in advance of performance obligations are deferred and recognized over the related performance period. Amounts received for research funding for a specified number of full time researchers are recognized as revenue as the services are performed. Milestone payments will be recognized upon completion of the related substantive technical milestones. Royalty payments will be recognized as earned. To date, the Company has not received any milestone or royalty payments.

Research and Development

Research and development costs are expensed in the period incurred. Research and development costs consist of salaries, contracted research and development costs and allocations of administrative expenses.

Disclosures about Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments approximate their related fair values based on either the short-term nature of the instruments or current interest rates available to the Company for similar instruments.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at the rate of exchange at the balance sheet date. Income and expense items are translated at the average rate of exchange during the reporting period. Gains and losses resulting from foreign currency translation are included as a component of other comprehensive loss. Other foreign transaction gains and losses are included in our results of operations. In connection with the sale of Mimotopes (Note 3), the Company released the accumulated foreign currency translation loss. The balance of the accumulated foreign currency translation loss as of the date of the sale was included in the calculation of the gain on disposal of discontinued operations.

Stock-Based Compensation

Beginning January 1, 2003, the Company began expensing the fair market value of newly granted stock options to employees and directors pursuant to SFAS No. 123, “Accounting for Stock-based Compensation.” The fair value of a stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The total expense for 2003 related to the fair value of stock options granted to employees and directors was $13,000. For 2002 and prior years, as permitted by SFAS No. 123 and in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, the Company measured compensation expense for its employee stock-based compensation plan (Note 10) using the intrinsic value method. Accordingly, compensation cost for stock awards was measured as the excess, if any, of the fair value of the Company's common stock for financial reporting purposes at the date of grant over the amount an employee was required to pay to acquire the stock.

Compensation cost is amortized over the related vesting periods using an accelerated method in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Accrued compensation costs for unvested awards that are forfeited are reversed against compensation expense or unearned stock-based compensation, as appropriate, in the period of forfeiture.

In accordance with the disclosure requirements of SFAS No. 148, “Accounting for Stock-based Compensation - Transition and Disclosure”, since the Company adopted the fair value based method of accounting for employee stock-based compensation expense pursuant to SFAS No. 123 effective January 1, 2003 for newly granted stock based compensation awards only, the following table provides pro forma disclosures of the net loss as if the fair value method had been applied in measuring compensation expense for all outstanding employee and director stock options.

- F54 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002

	December 31,
	2003	2002	2001

Net loss, as reported	$(4,064,00)	$(19,091,00)	$(21,113,00)
Add back: Stock-based employee compensation (recovery) expense included in reported net loss	(207,000)	1,228,000	2,009,000
Deduct: Stock-based employee compensation recovery (expense) determined under fair value method	319,000	(1,306,000)	(2,178,000)

Pro forma net loss	$(3,952,000)	$(19,169,000)	$(21,282,000)

Stock-based awards issued to non-employees are accounted for using a fair value method and are remeasured to fair value at each period end until the earlier of the date that performance by the non-employee is complete or a performance commitment has been obtained. The fair value of awards to non-employees is estimated using the Black-Scholes option pricing model. Compensation cost associated with non-employee options is recognized over the related vesting period using an accelerated method in accordance with FASB Interpretation No. 28.

Income Taxes

Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax asset or liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in the equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. The Company presents other comprehensive income (loss) in its consolidated statements of stockholders' equity.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company invests its excess cash primarily in marketable debt securities of corporations and financial institutions with strong credit ratings. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity of its short-term investments. Accounts receivable are generally unsecured. The Company performs on-going credit evaluations of its collaborators and maintains an allowance for potential credit losses as considered necessary. As at December 31, 2003, one party accounted for 96% of accounts receivable. The entire amount was received subsequent to year end. At December 31, 2002, three collaborators accounted for 97% of accounts receivable. During the years ended December 31, 2003, 2002 and 2001, revenue from Pfizer Inc ("Pfizer") accounted for approximately 44%, 93% and 99%, respectively, of total revenue. During the years ended December 31, 2003, 2002 and 2001, revenue from Wyeth Inc ("Wyeth") accounted for approximately 56%, 5% and nil%, respectively, of total revenue.

- F55 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
3.	Discontinued Operations

Sale of Mimotopes

In November 2002, the Company and Fisher Scientific International, Inc. (“Fisher”) entered into a Share Purchase Agreement pursuant to which Fisher agreed to purchase all of Company’s shares of its wholly owned subsidiary, Mimotopes, in exchange for $9,050,000 in cash; in addition, Mimotopes will provide research and development services, at no charge to the Company, over a three-year period, with a fair value of $1,091,000.

In connection with the sale, the Company recorded a gain of $6,004,000, representing the excess of the cash received and the fair value of the future services over the Company’s investment basis in Mimotopes, less costs to sell of $968,000.

The Company’s consolidated financial statements for all periods presented have been restated to reflect the Company’s chemistry business (operated through its Mimotopes subsidiary) as a discontinued operation.

Summarized information for discontinued operations is as follows:
	2003	2002	2001

Revenue	$-	$6,031,000	$5,253,000

Income (loss) before income taxes	$-	$653,000	$33,000
Income tax provision (benefit)	-	316,000	(27,000)

Income (loss) from discontinued operations, net of income taxes	$-	$337,000	$60,000

4.	Acquisitions

Apollo BioPharmaceutics, Inc.

In June 2001, the Company acquired all of the outstanding stock of Apollo BioPharmaceutics, Inc. ("Apollo"). This acquisition was accounted for as a purchase. Total consideration for the acquisition of $16,342,000 is comprised of the following:

Cash	$1,057,000
Series G redeemable convertible preferred stock and warrants	14,750,000
Transaction costs	535,000

Purchase price	$16,342,000

In connection with the acquisition, the Company issued 1,511,685 Series G redeemable convertible preferred stock and warrants to purchase 279,397 shares of Series G redeemable convertible preferred stock.

The Series G redeemable convertible preferred stock was valued at $7.50 per share, totalling $12,598,000 and the Series G redeemable convertible preferred stock warrants issued were valued at $2,152,000. The Series G redeemable convertible preferred stock warrants were valued using the Black-Scholes option pricing model with the following assumptions: fair value of underlying common stock of $7.50 per share; dividend yield of 0%; volatility of 99%; a risk-free interest rate of 5.63% and a contractual life of ten years. Of the 279,397 Series G warrants issued, 141,614 had strike prices ranging from $2.23 to $4.33 and 137,783 had strike prices ranging from $7.81 to $9.78. All the Series G redeemable convertible preferred stock warrants were outstanding and fully vested at December 31, 2003.

- F56 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired, resulting in the following allocation:
Developed technology	$1,000,000
In-process research and development	7,200,000
Other tangible assets	351,000
Assumed liabilities	(242,000)
Deferred tax liability	(398,000)

7,911,000
Residual - goodwill	8,431,000

$16,342,000

Purchased in-process research and development was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. The fair values for each of the in-process research and development projects were determined by estimating the resulting net cash flows from such products after their completion and commercialization, discounting the net cash flows to present value, and applying the percentage of completion of the projects thereto. In-process research and development consisted of efforts to evaluate drugs for the treatment of stroke and cardioprotection valued at $1,500,000, and Parkinson's disease valued at $5,700,000.

5.	Sale of Diabetes Program

On December 31, 2003, the Company entered into an Acquisition Agreement (the “Agreement”) for the sale of the rights to the Company’s diabetes program. Proceeds on the sale were $2,000,000 all of which is included in accounts receivable at December 31, 2003. Transaction costs of $111,000 were incurred on the sale resulting in a net gain on disposition of $1,889,000. The gain on disposition is included in other income for the year ended December 31, 2003. Of the $2,000,000 proceeds on sale, $1,750,000 was collected in January 2004 and the remaining $250,000 was collected in February 2004.

- F57 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
6.	Composition of Certain Balance Sheet Captions

	December 31,
	2003	2002

Accounts Receivable
Trade accounts receivable	$84,000	$104,000
Receivable on sale of diabetes program (note 5)	2,000,000	-

	$2,084,000	$104,000

Property and Equipment, net
Office equipment	$516,000	$518,000
Computer equipment	129,000	305,000
Lab equipment	2,824,000	4,025,000
Tenant improvements	2,411,000	2,411,000

	5,880,000	7,259,000
Less accumulated depreciation	(5,483,000)	(5,849,000)

	$397,000	$1,410,000

Intangible Assets
Goodwill	$8,431,000	$8,431,000
Less accumulated amortization	(363,000)	(363,000)
Less impairment charges	(8,068,000)	(8,068,000)

	-	-

Developed technology	1,000,000	1,000,000
Less accumulated amortization	(126,000)	(76,000)
Less impairment charge	(874,000)	-

	-	924,000

	$-	$924,000

Accrued Compensation
Accrued compensation	$59,000	$360,000
Accrued paid time off	-	288,000
Other	1,000	20,000

	$60,000	$668,000

Other Accrued Liabilities
Income taxes payable	$-	$1,873,000
Other	448,000	458,000

	$448,000	$2,331,000

- F58 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002

7.	Collaborative Research, Licensing and Royalty Agreements

Pfizer Inc

In November 1998, the Company entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease. Under the terms of the agreement, Pfizer funded research performed by the Company for a specific number of full time researchers through May 2002. Concurrent with the research and development agreement, the Company also entered into a license and royalty agreement with Pfizer pursuant to which the Company granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement. To date, no milestones have been achieved and the Company has not received any royalty income associated with the agreement.

Total revenue recognized during the years ended December 31, 2003, 2002 and 2001, related to this agreement was $118,000, $872,000 and $3,271,000, respectively.

Wyeth

The Company is a party to a license agreement with Wyeth. Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer's disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer's disease and certain other dementias in post-menopausal women. Wyeth paid an up-front license fee upon execution of the agreement. In addition, the agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth's product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to us. To date, no milestones have been achieved and the Company has not received any royalty income associated with the agreement.

Total revenue recognized during the years ended December 31, 2003, 2002 and 2001, related to this agreement was $151,000, $43,000 and $nil, respectively.

- F59 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
8.	Long-term Debt

The Company has no notes payable at December 31, 2003. Prior to December 31, 2003, the Company’s notes payable to banks and financing companies represented equipment financing agreements and were collateralized by the equipment financed. Interest rates on the notes are expressed based on annual rates. Payments on the notes were due monthly.
	December 31,
	2003	2002
Note payable to bank, bearing interest at 7.75%, principal and interest payments through April 2005 (“Note A”)	$-	$1,510,000

Note payable to bank, bearing interest at 9.47%, principal and interest payments through June 2003 (“Note B”)	-	333,000

Notes payable to financing company, with stated interest rates between 8.30% and 9.55% and effective interest rates between 14.16% and 14.50%, due between January 2003 and September 2003	-	227,000

Note payable to financing company, bearing interest at 7.5% per annum, payable monthly, for insurance policies, due July 2003	-	29,000

	-	2,099,000
Less unamortized discount	-	(32,000)
Less current portion	-	(2,067,000)

Non-current portion	$-	$-

In June 2001, the Company entered into Note A, which entitled the Company to borrow up to $2,000,000. In connection with Note A, the Company issued to the lender a fully vested, exercisable warrant to purchase 8,000 shares of Series F redeemable convertible preferred stock. The remaining balance of Note A was fully paid in September 2003. The Company had recorded a related debt discount equal to the fair value of the warrants of $46,000, which was amortized to interest expense.

In June 1999, the Company entered into Note B and issued the lender a fully vested, exercisable warrant to purchase 11,333 shares of Series E redeemable convertible preferred stock. The Company recorded a related debt discount equal to the fair value of the warrants of $46,000, which was amortized to interest expense.

In December 1999, the Company entered into a note under an agreement with a financing company and the Company issued the lender a fully vested, exercisable warrant to purchase 8,500 shares of Series E redeemable convertible preferred stock. The Company recorded a debt discount of $31,000 related to the warrants, which was amortized to interest expense.

In March 1997, the Company entered into a note which was repaid in full in January 2001. In connection with this note, the Company issued the lender a fully vested, exercisable warrant to purchase 16,000 shares of Series C redeemable convertible preferred stock. The Company recorded a related debt discount equal to the fair value of the warrants of $24,000, which was amortized to interest expense.

All warrants discussed above were outstanding at December 31, 2003. The warrants to purchase 11,333 shares of Series E preferred stock issued in connection with Note B expired on June 15, 2004.

In accordance with the bank debt agreements, the Company was required to maintain certain minimum cash balances and monthly liquidity ratios, various non-financial covenants, and was restricted from paying dividends.

- F60 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
As of December 31, 2002, the Company was not in compliance with the liquidity ratio requirement. Subsequent to December 31, 2002, the Company obtained a waiver of these violations from the bank. Based on the uncertainties surrounding the covenants, the Company had classified its debt balances as current as of December 31, 2002. During 2003, the notes were repaid in full leaving a balance of $nil payable at December 31, 2003.

9.	Redeemable Convertible Preferred Stock

The Company's outstanding redeemable convertible preferred stock consists of the following:
	December 31,
	2003	2002
Series A-1 redeemable convertible preferred stock, $0.001 par value, 52,000 shares authorized, issued and outstanding at December 31, 2003 and 2002, liquidation preference of $650,000	$623,000	$623,000

Series B through B-4 redeemable convertible preferred stock, $0.001 par value, 160,800 shares authorized, issued and outstanding at December 31, 2003 and 2002, liquidation preference of $4,020,000	3,955,000	3,955,000

Series C redeemable convertible preferred stock, $0.001 par value, 3,308,431 authorized, 3,292,431 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $10,560,000	10,501,000	10,501,000

Series D through D-1 redeemable convertible preferred stock, $0.001 par value, 6,716,084 authorized, 3,351,042 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $16,085,000	16,032,000	16,032,000

Series E redeemable convertible preferred stock, $0.001 par value, 853,167 authorized, 833,334 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $5,000,000	4,991,000	4,991,000

Series F through F-1 redeemable convertible preferred stock, $0.001 par value, 6,519,681 authorized, 3,345,022 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $25,088,000	23,995,000	23,995,000

Series G redeemable convertible preferred stock, $0.001 par value, 2,200,000 authorized, 1,679,603 issued and outstanding at December 31, 2003 and 2002, liquidation preference of $12,597,000	11,338,000	11,338,000

Warrants to purchase redeemable convertible preferred stock	2,174,000	2,174,000

	$73,609,000	$73,609,000

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the redeemable convertible preferred stock are entitled to receive, prior and in preference to any distributions to common stockholders, the liquidation preferences stated above, plus all declared but unpaid dividends. After payment of these amounts, remaining assets and funds of the Company will be distributed to the common stockholders on a pro rata basis. A sale of the Company's assets or an acquisition of the Company by another entity is deemed liquidation. Subsequent to December 31, 2003 and in accordance with the terms of the merger (note 17[a]), the Company obtained stockholder approval for an amendment to the liquidation preference such that the common stockholders would be entitled to receive $25,000 of the merger consideration, prior and in preference to any distribution to the preferred stockholders.

- F61 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
The holder of each share of redeemable convertible preferred stock is entitled to one vote for each share of common stock into which the preferred stock would convert. The holders of Series A-1 and Series B through B-4 redeemable convertible preferred stock are entitled, voting as a single class, to elect two directors to the Company's board; the holders of Series C redeemable convertible preferred stock are entitled, voting as a single class, to elect two directors to the Company's board; and the holders of Series D through D-1, Series E, Series F through F-1 and Series G redeemable convertible preferred stock are entitled, voting as a single class, to elect one director to the Company's board.

As at December 31, 2003, the Company had reserved 13,188,826 shares of common stock for the conversion of redeemable convertible preferred stock. The redeemable convertible preferred stock is subject to certain antidilution adjustments and has voting rights equal to the common stock issuable upon conversion. Each share of redeemable convertible preferred stock shall automatically convert into common stock upon the closing of an initial public offering of the Company at a price equal to or exceeding $10.00 per share and with net proceeds to the Company equal to or exceeding $15,000,000, or upon vote or written consent of at least 66.67% of the redeemable convertible preferred stock holders. Holders of the redeemable convertible preferred stock shall be entitled to receive, when and if declared by the board of directors, a non-cumulative dividend in preference to any dividends declared on common stock as follows. The table below summarized the conversion and dividends mentioned above:
	Conversion Ratio	Non-Cumulative Dividends per Share

Series A-1	2.17	$1.00
Series B	3.57	2.00
Series B-1	4.09	2.00
Series B-2	3.41	2.00
Series B-3	2.13	2.00
Series B-4	3.99	2.00
Series C	1.00	0.26
Series D, D-1	1.00	0.38
Series E	1.00	0.48
Series F, F-1, G	1.00	0.60

To date, no dividends have been declared. Prior to repayment of the notes payable, the Company's debt agreements restricted it from paying dividends.

Subsequent to December 31, 2003 and in accordance with the merger (note 17[a]), all of the issued and outstanding common and preferred stock was acquired by M&M Holdings Inc., a subsidiary of MIGENIX Inc.

Warrants

During June 1993, in connection with the issuance of notes payable that were subsequently converted into Series B convertible preferred stock, the Company issued a warrant to purchase 3,200 shares of common stock at $25.00 per share.

During May 1996, in connection with the sale of the Series C convertible preferred stock, the Company issued to common stockholders warrants to purchase 63,842 shares of common stock at $0.25 per share.

The Company also issued warrants in connection with its equipment financing agreements (Note 8) and its acquisition of Apollo (Note 4).

The Company at December 31, 2003 has reserved 67,042 shares of common stock, 16,000 shares of Series C redeemable convertible preferred stock, 7,000 shares of Series D redeemable convertible preferred stock, 19,833 shares of Series E redeemable convertible preferred stock, 8,000 shares of Series F redeemable convertible preferred stock and 279,397 shares of Series G redeemable convertible preferred stock for issuance upon exercises of outstanding common and redeemable convertible preferred stock warrants.

- F62 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
Subsequent to December 31, 2003 and in accordance with the terms of the merger (note 17[a]), all of the warrants to purchase common stock were terminated. Warrants to purchase preferred stock were assumed by MIGENIX Inc (note 17[a]).

10.	Stock Options

2000 Outside Directors Stock Option Plan

In 2000, the board of directors approved the 2000 Outside Directors Stock Option Plan ("2000 Plan") for outside directors of the Company, which provides for the issuance of up to 250,000 shares of common stock in the form of nonqualified stock options. Nonqualified stock options may not be granted with exercise prices less than 85% of the fair market value of the stock on the grant date. Initial option grants typically vest 25% per year and annual option grants vest ratably over one year. Options granted under the 2000 Plan have a term of up to ten years. At December 31, 2003, options to purchase 75,000 shares were available for grant under the 2000 Plan. Subsequent to December 31, 2003 the 2000 Plan was terminated (note 17[a]).

1993 Stock Option Plan

In 1993, the board of directors approved the 1993 Stock Option Plan ("1993 Plan") for selected employees, directors and consultants, which provides for the issuance of up to 2,960,000 shares of common stock in the form of nonqualified or incentive stock options. Nonqualified stock options may not be granted with exercise prices less than 85% of the fair market value of the stock on the grant date. Incentive stock options may not be granted with exercise prices less than 100% of the fair market value of the stock on the grant date. Options typically vest 25% per year for employees. Options granted under the 1993 Plan may have a term of up to ten years. At December 31, 2003, options to purchase 1,294,814 shares were available for grant under the 1993 Plan. Subsequent to December 31, 2003 the 1993 Plan was terminated (note 17[a]).

- F63 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002

A summary of stock option activity for all plans is as follows:
	Number of	Weighted-
	Optioned	Average
	Common Stock	Exercise Prices

Balance at December 31, 2000	1,367,213	$0.59
Granted	734,830	$1.97
Exercised	(65,080)	$0.58
Canceled	(39,584)	$1.49

Balance at December 31, 2001	1,997,379	$1.08
Granted	401,860	$1.05
Exercised	(173,109)	$0.38
Canceled	(79,890)	$1.58

Balance at December 31, 2002	2,146,240	$1.11
Granted	280,300	$0.79
Exercised	-	-
Canceled	(910,494)	$1.16

Balance at December 31, 2003	1,516,046	$1.03

The number of common stock that could be issued under options exercisable at December 31, 2003, 2002 and 2001 are 1,086,380, 1,217,950 and 979,411 respectively. Subsequent to December 31, 2003 all options for the purchase of common stock were cancelled (note 17[a]).

The following table summarizes information about stock options outstanding at December 31, 2003:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Life (Years)	Weighted-AverageExercisePrice	Number Exercisable	Weighted- Average Exercise Price

$0.25 - $0.50	402,556	3.22	$0.28	398,906	$0.28
$0.80 - $1.50	691,360	7.41	$0.87	368,641	$0.88
$2.00 - $3.75	422,030	7.26	$2.01	318,833	$2.01

$0.25 - $3.75	1,516,046	6.25	$1.03	1,086,380	$0.99

The weighted-average grant-date fair value of options granted is as follows:
	Year Ended December 31,
	2003	2002	2001

Exercise price equal to fair value of common stock on the grant date	$0.11	$0.11	$-
Exercise price less than fair value of common stock on the grant date	$-	$8.24	$5.83

As described in Note 2, beginning January 1, 2003, the Company began expensing the fair market value of newly granted stock options to employees and directors pursuant to SFAS No. 123, “Accounting for Stock-based Compensation”. Accordingly, during the year ended December 31, 2003, in connection with the grant of stock options to directors, the Company recorded stock-based compensation expense in the amount of $13,000. There were no stock options granted to employees in 2003.

Prior to 2003, as permitted by SFAS No. 123 and in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, the Company measured compensation expense for its employee stock-based compensation plan using the intrinsic value method. Accordingly, during the year ended December 31, 2002, in connection with the grant of various stock options to employees and directors, the Company recorded unearned stock-based compensation of $558,000, representing the difference between the exercise price and the estimated fair value of the Company's common stock for financial reporting purposes on the date such stock options were granted. Unearned compensation is included as a reduction of stockholders' equity and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28. During the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization of unearned stock-based compensation on employee and director options in the amount of $(207,000), $1,228,000 and $2,009,000, respectively, net of forfeitures, which has been charged to operations during the year.

- F64 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
During the years ended December 31, 2003, 2002 and 2001, in connection with the grant of stock options granted to non-employee consultants, the Company recorded stock-based compensation expense in the amounts of $33,000, $(73,000) and $524,000, respectively, net of forfeitures.

The fair value of each director option was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:
	December 31,
	2003	2002	2001

Dividend yield	0%	0%	0%
Expected volatility	0%	0%	0%
Risk-free interest rate	3.80%	3.80%	3.80%
Expected life (years)	2	2	2

The fair value of each employee option grant was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:
	December 31,
	2003	2002	2001

Dividend yield	0%	0%	0%
Expected volatility	0%	0%	0%
Risk-free interest rate	4.60%	4.60%	4.60%
Expected life (years)	4	4	4

The fair value of each non-employee consultant option grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:
	December 31,
	2003	2002	2001

Dividend yield	0%	0%	0%
Expected volatility	99%	99%	99%
Risk-free interest rate	6.00%	6.00%	6.00%
Contractual life (years)	5 - 10	5 - 10	5 - 10

11.	Employee Benefit Plans

401(k) Plan

Effective July 1994, the Company established a deferred compensation plan (the "401(k) Plan") pursuant to Section 401(k) of the Internal Revenue Code. Prior to January 1, 2002, the 401(k) Plan allowed all eligible employees to contribute up to 15% of their pretax earnings, not to exceed amounts allowed under the Internal Revenue Code. Such contribution percentage was increased to a maximum of 25% effective January 1, 2002. The 401(k) Plan allows the Company to make voluntary matching contributions. The 401(k) plan was terminated on December 31, 2003. No contributions were ever made by the Company.

- F65 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002
12.	Income Taxes

The components of the income tax expense (benefit) are as follows:
	2003	2002	2001

Current
Federal	$-	$-	$-
State	-	1,000	1,000
Foreign	(1,872,000)	1,872,000	-

	(1,872,000)	1,873,000	1,000
Deferred
Federal	(1,953,000)	(4,557,000)	(3,981,000)
State	598,000	(1,233,000)	(1,149,000)

	(1,355,000)	(5,790,000)	(5,130,000)
Change in valuation allowance	987,000	5,770,000	5,119,000

	$(2,240,000)	$1,853,000	$(10,000)

A reconciliation of income taxes to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows:
	2003	2002	2001
Amounts computed at statutory federal rate	$(2,143,000)	$(5,975,000)	$(7,200,000)
Purchased in-process research and development	-	-	2,448,000
Book tax basis difference on Mimotopes disposal	-	(91,000)	-
Foreign tax (recovery) expense, net of federal expense (benefit)	(1,235,000)	1,235,000	-
Impairment of long-lived assets	-	2,743,000	-
State taxes	394,000	(812,000)	(841,000)
Change in valuation allowance of deferred tax	987,000	5,770,000	5,119,000
Federal research and development credits	(155,000)	(497,000)	(308,000)
Stock-based compensation	(56,000)	304,000	460,000
Goodwill amortization	-	-	116,000
Permanent items	1,000	7,000	8,000
Other	(33,000)	(831,000)	188,000

	$(2,240,000)	$1,853,000	$(10,000)

- F66 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002

Net deferred tax assets (liabilities) are comprised of the following components:
	2003	2002

Net operating loss carryforwards	$16,220,000	$15,416,000
Research and development credit carryforwards	2,838,000	2,588,000
Capitalized research and development costs	3,494,000	2,635,000
Deferred foreign tax deduction	-	636,000
Property and equipment	1,066,000	1,113,000
Acquired intangibles	-	(368,000)
Accrued liabilities	133,000	386,000
Stock-based compensation	818,000	818,000
Other	52,000	42,000

	24,621,000	23,266,000
Less valuation allowance	(24,621,000)	(23,634,000)

	$-	$(368,000)

Based on a number of factors, including the lack of earnings history and the fact that the Company competes in a developing market that is characterized by rapidly changing technology, management believes there is sufficient uncertainty regarding the realization of deferred tax assets in the United States of America such that a full valuation allowance has been provided.

At December 31, 2003, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $46,228,000 and $8,623,000, respectively, and research and development credit carryforwards for federal and state tax purposes of approximately $1,763,000 and $1,628,000, respectively. The federal net operating loss and research and development credit carryforwards begin to expire in 2006. The state net operating loss carryforwards begin to expire in 2007, and the state research and development credit carryforwards have no expiration date.

Pursuant to Section 382 of the Internal Revenue Code, approximately $4,296,000 of the Company's federal net operating loss carryforwards and approximately $156,000 of the Company’s federal research and development credit carryforwards are subject to a general annual limitation of approximately $286,000 due to cumulative changes in ownership of more than 50% which occurred in 1996.

Additionally, the Company experienced another ownership change subsequent December 31, 2003 (note 17[a]). As such, its net operating loss and research and development credit carryforwards incurred since the 1996 change will be subject to further limitation. Furthermore, it is possible that a more restrictive limitation could be imposed on the pre-1996 net operating loss and research and development credit carryforwards if another ownership change occurs.

13.	Commitments and Contingencies

Commitments

Subsequent to December 31, 2003 the Company reached an agreement to terminate its lease for office and lab facilities (Note 17[b]). Total lease payments in 2004 under the terminated lease agreement were $836,000 before merger consideration paid to the landlord and Company furniture and fixtures transferred to the landlord.

- F67 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002

The Company entered into a one year renewable lease agreement for new office premises effective June 18, 2004. Future payments under the new lease agreement are as follows:

June 18 - December 31, 2004	29,000
January 1 - June 30, 2005	27,000

$56,000

Rent expense under non-cancellable operating leases is accounted for on a straight line basis and totalled $889,000, $918,000 and $468,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

14.	Related Party Transactions

Included in other current assets at December 31, 2003 and 2002 is a promissory note from an executive officer of the Company. The note is non-interest bearing and repayable on May 15, 2006. Subsequent to December 31, 2003 $25,000 of the principal amount was forgiven by the Company.

15.	Reconciliation of Generally Accepted Accounting Principles

The Company prepares the consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except as follows:

[a] Under US GAAP, technology acquired by the Company where technological feasibility has not been established and no future alternative use exists is classified as in-process research and development and expensed upon acquisition. Under Canadian GAAP, technology acquired would be capitalized and amortized on a straight-line basis over its estimated useful life of ten years.

[b] Under U.S. GAAP, stock-based compensation to non-employees is recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy would be adopted effective January 1, 2002 and applies only to options granted on or after January 1, 2002.

[c] Under Canadian GAAP, accounting for stock-based compensation granted to directors and employees is effective only for stock options granted on or after January 1, 2003.

The impact of significant U.S. GAAP variations on the Consolidated Balance Sheets are as follows:
	2003	2002
	$	$

Intangible assets	4,522,000	6,044,000
Additional paid-in capital	1,763,000	1,747,000
Accumulated deficit	(67,880,000)	(63,041,000)

- F68 -

MIGENIX Corp. (Formerly MitoKor, Inc.)
Notes to Consolidated Statements
December 31, 2003 and 2002

The impact of significant U.S. GAAP variations on the Consolidated Statements of Loss are as follows:
	2003	2002	2001
		$$	$

Net loss under U.S. GAAP	(4,064,000)	(19,091,000)	(21,113,000)
Adjustment for in-process research and development and amortization thereof	(598,000)	(1,950,000)	6,811,000
Adjustment for stock-based compensation
- employees	(207,000)	1,228,000	2,009,000
- non-employees	30,000	(154,000)	524,000
Net loss under Canadian GAAP	(4,839,000)	(19,967,000)	(11,769,000)

16.	Comparative Figures

Certain comparative figures have been reclassified from statements previously presented to conform with the presentation adopted during the year ended December 31, 2003.

17.	Subsequent Events

[a]	Merger and Reorganization

On April 15, 2004 the Company entered into an Agreement and Plan of Merger and Reorganization (the “Agreement”) with MIGENIX Inc., under which MIGENIX Inc. through its wholly owned subsidiary M&M Holdings Inc. would acquire all the outstanding stock of the Company and settle certain financial obligations of the Company. On August 31, 2004, the Company, having obtained written stockholder consents exceeding the required stockholder approval thresholds, completed the merger and reorganization. Pursuant to the Agreement MIGENIX Inc. assumed all outstanding warrants for the purchase of Company preferred stock and such warrants now entitle the warrant holders to the amount of merger consideration such holders would have received if they had exercised their warrants immediately prior to the merger. All options and warrants for the purchase of common stock of the Company outstanding at August 31, 2004 expired unexercised and the option plans were terminated. A portion of the merger consideration was paid to the landlord (note 17[b]) and other creditors of the Company and as a bonus to management for completion of the merger. A cash commission of $250,000 was paid to the agent representing the Company in the merger and the agent is also entitled to receive a portion of any milestone payments payable as part of the merger consideration.

[b]	Early Termination of Premise Lease Agreement

On March 30, 2004 the Company reached an agreement to terminate its premises lease agreement. In addition to the $836,000 in rent and termination charges paid to the landlord by the Company in 2004 (Note 13) the landlord received $440,000 in MIGENIX Inc. common stock from the merger consideration (note 17[a]) and furniture and fixtures with a net book value of $114,000. The landlord is also entitled to receive a portion of any milestone payments payable as part of the merger consideration.

[c]	Corporate Name Change

On September 24, 2004 the Company changed its name to MIGENIX Corp.

- F69 -

MIGENIX Corp. (formerly MitoKor, Inc.)

Unaudited Interim Consolidated Financial Statements
July 31, 2004

- F70 -

MIGENIX Corp. (formerly Mitokor Inc.)
CONSOLIDATED BALANCE SHEETS
As at (Unaudited—in thousands of U.S. dollars)	July 31, 2004 $	December 31, 2003 $

ASSETS Current
Cash and cash equivalents	895	298
Amounts receivable	104	2,084
Prepaid expenses and deposits	661	481
Total current assets	1,660	2,863
Other assets	116	400
Capital assets (note 2)	19	397
	1,795	3,660

LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities	1,003	689
Total current liabilities	1,003	689
Shareholders’ equity
Common shares	-	-
Preferred shares	73,609	73,609
Contributed surplus	6,291	6,289
Unearned compensation	-	(179)
Deficit	(79,108)	(76,748)
Total shareholders’ equity	792	2,971
	1,795	3,660

See accompanying notes

- F71 -

MIGENIX Corp. (formerly MitoKor Inc.)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three months ended		Seven months ended
	July 31,		July 31,
(Unaudited—in thousands of U.S.
dollars except per share amounts)	2004	2003	2004	2003
	$	$	$	$

REVENUE
Research and development collaboration	109	69	206	90
	109	69	206	90

EXPENSES
Research and development	460	1,499	1,937	3,828
General and corporate	308	508	523	1,186
Amortization	23	187	48	447
	791	2,194	2,508	5,461

Operating loss for the period	(682)	(2,125)	(2,302)	(5,371)

Other income (expense)
Interest income	28	34	80	70
Other income	69	101	(138)	130
	97	135	(58)	200

Loss for the period	(585)	(1,990)	(2,360)	(5,171)

Deficit, beginning of period	(78,523)	(75,865)	(76,748)	(72,684)
Deficit, end of period	(79,108)	(77,855)	(79,108)	(77,855)

See accompanying notes

- F72 -

MIGENIX Corp. (formerly MitoKor Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three months ended July 31,		Seven months ended July 31,
(Unaudited—in thousands of U.S. dollars)	2004 $	2003 $	2004 $	2003 $
OPERATING ACTIVITIES
Loss for the period	(585)	(1,990)	(2,360)	(5,171)
Items not affecting cash:
Amortization	23	187	48	447
Stock based compensation	123	80	181	143
Loss on disposal of capital assets	8	-	14	1
Changes in non-cash working capital items relating to operating activities:
Amounts receivable	(59)	(31)	(20)	34
Prepaid expenses and deposits	167	50	(180)	(27)
Accounts payable and accrued liabilities	(6)	(51)	314	(764)
Deferred tax liability	-	(5)	-	(11)
Cash (used in) operating activities	(329)	(1,760)	(2,003)	(5,348)

FINANCING ACTIVITIES
Repayment of notes payable	-	(333)	-	(908)
Cash (used in) financing activities	-	(333)	-	(908)

INVESTING ACTIVITIES
Other assets	-	-	284	199
Proceeds on sale of diabetes program	-	-	2,000	-
Proceeds on disposal of capital assets	29	-	316	-
Cash provided by investing activities	29	-	2,600	199

(Decrease) increase in cash and cash equivalents	(300)	(2,093)	597	(6,057)
Cash and cash equivalents, beginning of period	1,195	5,522	298	9,486
Cash and cash equivalents, end of period	895	3,429	895	3,429

See accompanying notes

- F73 -

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Seven months ended July 31, 2004 (Unaudited—U.S. dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles for interim financial statements. The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended December 31, 2003. These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made. Interim results are not necessarily indicative of results for a full year.

2.	CAPITAL ASSETS

Property and Equipment, net	July 31, 2004	December 31, 2003
Office equipment	$145	$516
Computer equipment	90	129
Lab equipment	703	2,824
Tenant improvements	-	2,411

	937	5,880
Less accumulated depreciation	(919)	(5,483)

	$19	$397

During the seven months ended July 31, 2004, the Company disposed of a significant portion of its capital assets as it down-sized its operations. The net loss on disposal of the capital assets was $13,000.

3.	STOCK-BASED COMPENSATION

Beginning January 1, 2003, the Company began expensing the fair market value of newly granted stock options to employees and directors pursuant to SFAS No. 123, “Accounting for Stock-based Compensation.” The fair value of stock option grants are estimated on the date of grant using the Black-Scholes option-pricing model. During the seven months ended July 31, 2004, there were 15,000 options granted to directors at an exercise price of $0.001, which was the Company’s best estimate of fair market value at that time and no options granted to employees. The Company has not recorded any stock based compensation for the fair value of the 2004 grants as the impact would be immaterial. The total expense related to the fair value of stock options granted to employees and directors during the seven months ended July 31, 2003 was approximately $8,000.

- F74 -

The fair value of each director option was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:
Seven months ended July 31,
2003

Dividend yield	0%
Expected volatility	0%
Risk-free interest rate	3.80%
Expected life (years)	2

The fair value of each employee option grant was determined on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:
Seven months ended July 31,
2003

Dividend yield	0%
Expected volatility	0%
Risk-free interest rate	4.60%
Expected life (years)	4

In accordance with the disclosure requirements of SFAS No. 148, “Accounting for Stock-based Compensation - Transition and Disclosure”, since the Company adopted the fair value based method of accounting for employee stock-based compensation expense pursuant to SFAS No. 123 effective January 1, 2003 for newly granted stock based compensation awards only, the following table provides pro forma disclosures of the net loss as if the fair value method had been applied in measuring compensation expense for all outstanding employee and director stock options.
	Seven months ended July 31,
(in thousands of U.S. dollars)	2004	2003

Net loss, as reported	$(2,360)	$(5,171)
Add back: Stock-based employee compensation expense (recovery) included in reported net loss	161	(121)
Deduct: Stock-based employee compensation recovery determined under fair value method	-	186

Pro forma net loss	$(2,199)	$(5,106)

All options outstanding were terminated as part of the merger (note 6).

4.	COMMITMENTS

On March 30, 2004, the Company reached an agreement to terminate its office and lab premises lease agreement and occupancy of the premises ceased as of May 31, 2004. The Company paid $836,000 in rent and termination charges and transferred furniture and fixtures with a net book value of $114,000 to the landlord. As part of the termination agreement, the landlord also received $440,000 in MIGENIX Inc. common stock from the merger consideration (note 6) and is also entitled to receive a portion of any milestone payments payable as part of the merger consideration.

- F75 -

5.	Reconciliation of Generally Accepted Accounting Principles

The Company prepares the consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except as follows:

[a] Under US GAAP, technology acquired by the Company where technological feasibility has not been established and no future alternative use exists is classified as in-process research and development and expensed upon acquisition. Under Canadian GAAP, technology acquired would be capitalized and amortized on a straight-line basis over its estimated useful life of ten years.

[b] Under U.S. GAAP, stock-based compensation to non-employees is recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy would be adopted effective January 1, 2002 and applies only to options granted on or after January 1, 2002.

[c] Under Canadian GAAP, accounting for stock-based compensation granted to directors and employees is effective only for stock options granted on or after January 1, 2003.

The impact of significant U.S. GAAP variations on the Consolidated Balance Sheets are as follows:
	July 31, 2004	December 31, 2003
	$	$

Intangible assets	4,173	4,522
Additional paid-in capital	1,763	1,763
Accumulated deficit	(70,408)	(67,880)

The impact of significant U.S. GAAP variations on the Consolidated Statements of Loss are as follows:

	Seven months ended July 31,
	2004	2003
	$	$

Net loss under U.S. GAAP	(2,360)	(5,171)
Adjustment for amortization of acquired in-process research and development	(349)	(349)
Adjustment for stock-based compensation
- employees	161	(121)
- non-employees	20	18
Net loss under Canadian GAAP	(2,528)	(5,623)

6.	SUBSEQUENT EVENTS

Merger and Reorganization

On April 15, 2004 the Company entered into an Agreement and Plan of Merger and Reorganization (the “Agreement”) with MIGENIX Inc., under which MIGENIX Inc. through its wholly owned subsidiary M&M Holdings Inc. would acquire all the outstanding stock of the Company and settle certain financial obligations of the Company. On August 31, 2004, the Company, having obtained written stockholder consents exceeding the required stockholder approval thresholds, completed the merger and reorganization. Pursuant to the Agreement MIGENIX Inc. assumed all outstanding warrants for the purchase of Company preferred stock and such warrants now entitle the warrant holders to the amount of merger consideration such holders would have received if they had exercised their warrants immediately prior to the merger. All options and warrants for the purchase of common stock of the Company expired unexercised and the option plans were terminated. A portion of the merger consideration was paid to the landlord (note 4) and other creditors of the Company and as a bonus to management for completion of the merger. A cash commission of $250,000 was paid to the agent representing the Company in the merger and the agent is also entitled to receive a portion of any milestone payments payable as part of the merger consideration.

- F76 -

Corporate Name Change

On September 24, 2004 the Company changed its name to MIGENIX Corp.
- F77 -

AUDITORS’ CONSENT

We have read the prospectus of MIGENIX Inc. (the “Company”) dated ●, 2005 relating to the distribution of ● units of the Company (each unit consisting of one common share and one-half of one transferable common share purchase warrant). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the Board of Directors of the Company on the consolidated balance sheets of the Company as at April 30, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended April 30, 2004. Our report is dated June 11, 2004.

We also consent to the use in the above-mentioned prospectus of our report to the Board of Directors of MIGENIX Corp. (formerly Mitokor Inc.) on the consolidated balance sheet of MIGENIX Corp. as at December 31, 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. Our report is dated October 21, 2004.

Vancouver, Canada,
●, 2005.	Chartered Accountants

- C1 -

CERTIFICATE OF THE COMPANY

Date: April 6, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba) and Part XV of the Securities Act (Ontario), and the respective regulations under those acts.

(Signed) JAMES M. DEMESA Chief Executive Officer	(Signed) ARTHUR J. AYRES Chief Financial Officer
On behalf of the Board of Directors
(Signed) DAVID SCOTT Director	(Signed) COLIN R. MALLET Director

- C2 -

CERTIFICATE OF THE AGENTS

Date: April 6, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba) and by Part XV of the Securities Act (Ontario), and the respective regulations under those acts.

CANACCORD CAPITAL CORPORATION

(Signed) Jean-Yves Bourgeois
Senior Vice President and Director

DUNDEE SECURITIES CORPORATION

(Signed) David P. Styles
Vice President

OCTAGON CAPITAL CORPORATION

(Signed) Ezra S. Lwowski,
Vice-President and Director

PACIFIC INTERNATIONAL SECURITIES INC.

(Signed) Bert Quattrociocchi
Executive Vice President and Director

ORION SECURITIES INC.

(Signed) Michael Denny
Managing Director

- C3 -